Exhibit 2.01

EQUITY PURCHASE AGREEMENT

among

HASBRO, INC.,

LIONS GATE ENTERTAINMENT CORP.,

LIONS GATE ENTERTAINMENT INC.

AND

LIONS GATE INTERNATIONAL MOTION PICTURES S.À.R.L.

Dated as of August 3, 2023

TABLE OF CONTENTS

i

Exhibits

Exhibit A	List of Transferred Companies and Material Transferred Subsidiaries
Exhibit B	Reorganization Plan
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Real Estate License Agreement
Exhibit E	Defined Working Capital Statement

v

THIS EQUITY PURCHASE AGREEMENT, dated as of August 3, 2023 (this “Agreement”), among Hasbro, Inc., a Rhode Island corporation (the “Seller”), Lions Gate Entertainment Corp., a British Columbia company (“LGEC”), Lions Gate Entertainment Inc., a Delaware corporation (“LGEI”), and Lions Gate International Motion Pictures S.à.r.l., a Luxembourg société à responsabilité limitée (“LGMP” and, together with LGEC and LGEI, each a “Buyer” and, collectively, “Buyer”).

W I T N E S S E T H:

WHEREAS, the Seller holds, directly or indirectly through certain of its wholly-owned Subsidiaries (the “Selling Subsidiaries” and together with the Seller, the “Seller Parties”), all of the issued and outstanding equity interests (the “Transferred Equity Interests”) of the companies set forth on Part I of Exhibit A (the “Transferred Companies”), and thereby owns the Business; and

WHEREAS, the Seller desires to sell (or cause to be sold) to Buyer, and Buyer desires to purchase from the Seller, the Business, through the purchase and sale of all of the Seller Parties’ right, title and interest in, to and under the Transferred Equity Interests, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATIONS

Section 1.01.          Definitions.

(a) The following terms used in this Agreement shall have the respective meanings assigned to them below:

“2019 Department of Canadian Heritage Opinion” means the Canadian status opinion issued by the Minister of Canadian Heritage pursuant to section 37(1) of the Investment Canada Act by letter dated December 5, 2019.

“Acquisition Proposal” means, other than the Transactions (including the Pre-Closing Reorganization), the sale, license or disposition of all or a portion of the assets (excluding Out-of-Scope Assets) constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Group Companies, including by way of merger, consolidation, business combination, equity purchase, share exchange or similar transaction.

“Active Business Property” means each of the Business Properties as to which any of the Group Companies has any production, financing or Exploitation rights, duties or obligations.  For the avoidance of doubt, “Active Business Properties” do not include “Development Business Properties”.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, including such specified Person’s Subsidiaries.  For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by Contract or otherwise.

“Ancillary Agreements” means, other than this Agreement, the agreements and instruments, including any instruments of transfer or assumption, the Real Estate License Agreement  and the Transition Services Agreement, executed or delivered in connection with the transactions contemplated by this Agreement.

“Assumed Benefit Plan” means any Business Employee Benefit Plan (or portion thereof) (i) that is maintained or sponsored by the Group Companies as of the Closing, (ii) for which liabilities or assets transfer to Buyer or its Affiliates under applicable Law as a result of the transactions contemplated by this Agreement or (iii) in which only Employees of the Business and Former Employees of the Business (or dependents of either of the foregoing) participate and which is identified as such on Section 3.13(a) of the Disclosure Letter.

“Assumed Liabilities” means any Liability to the extent arising primarily out of or relating primarily to the Business (including the ownership or operation thereof) or to the extent arising primarily out of or relating primarily to an In-Scope Asset, whether any such Liability arises before or after Closing, is known or unknown or is contingent or accrued but excluding any Liability to the extent arising out of or relating to (i) the gross negligence, willful misconduct, or illegal act of the Seller, its Affiliates (other than any Group Company) or its or their respective officers, directors, managers, or employees, (ii) the matters covered by the Seller indemnities set forth in Section 8.03 and Section 11.02, (iii) any breach of the representations and warranties set forth in Article III, (iv) breach by the Seller or its Affiliates (other than any Group Company) of any Ancillary Agreement or Shared Contract (post-Closing), (v) an Out-of-Scope Asset or the Retained Business or (vi) Seller Taxes.

“Australian Transferred Company” means Entertainment One Australia Holdings Pty Ltd.

“Basis Reduction Amount” means the lesser of (x) 12% of the amount (which cannot be less than zero) by which (i) $160,000,000, exceeds (ii) the U.S. Federal income tax basis in “Content Assets” in the hands of Buyer immediately after the Closing and (y) $15,000,000.

“Business” means, collectively, the business of (i) owning or operating the eOne film and television studio infrastructure and content library, (ii) the acquisition, financing, distribution and other Exploitation of the Business Properties, (iii) the development, production, release and other Exploitation of original film, scripted and unscripted television or other audiovisual content as conducted by the Group Companies, and (iv) the Exploitation of the allied, ancillary and subsidiary rights (including merchandising, gaming, theme park, location based entertainment, stage play, print publication, and music publishing rights) related to all of the foregoing, excluding, in each case of clauses (i) through (iv), the Family Brands Business and the Hasbro Brands Business.

“Business Day” means any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in (i) New York, New York, (ii) London, England or (iii) Toronto, Canada.

“Business Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto) and each other benefit or compensation, deferred compensation, equity or equity-based, bonus, incentive, employment, consulting, retention, severance, termination, change in control, workers’ compensation, vacation, sick leave or paid time off, cafeteria, flexible benefit, fringe benefit, or similar plan, program, agreement, practice or arrangement, whether written or unwritten, funded or unfunded, in each case, that is sponsored, contributed to or maintained by the Seller or any of its Affiliates in which any Employee of the Business or Former Employee of the Business participates or with respect to which any Group Company has any Liability, whether direct or indirect, actual or contingent, excluding any plan, program, agreement or arrangement maintained by a Governmental Entity.

“Business IP” means IP Rights owned, co-owned, used, or controlled by or licensed to the Group Companies that are used in or related to the Business, which shall (notwithstanding anything to the contrary contained herein) include the IP Rights listed in Section 3.09(b) of the Disclosure Letter (the “Scheduled Business IP”).  For the avoidance of doubt, Business IP shall exclude all IP Rights primarily related to the Family Brands Business, the Hasbro Brands Business and the Retained Business (but, notwithstanding anything to the contrary herein, shall include any such rights that were held by Seller Parties and transferred to a Group Company pursuant to the Reorganization Plan and at all times the Scheduled Business IP).

“Business Properties” means all of the Group Companies’ audio, visual or audiovisual works of every kind and character or media whatsoever that are related to the Business (other than those that primarily relate to the assets of the Retained Business), including all existing television, motion picture and new media projects at any stage of development or production (other than those that primarily relate to the assets of the Retained Business), which shall (notwithstanding anything to the contrary contained herein) include the Business IP and Scheduled Business Properties, and all elements thereof, related thereto or with respect thereto or upon which the same are derivative (including screenplays, stories, adaptations, scripts, treatments, formats, bibles, manuscripts, outlines, scenarios, characters, concepts, titles, life rights, rights of publicity and any and all other literary, personality or dramatic materials, rights or works of any kind) and all trailers, “bloopers”, footage, trims and outtakes thereof (including all cuts (including the director’s cut and the final cut), marketing, advertising or promotional materials, featurettes, “bonus” or “added value” materials or other allied, ancillary or subsidiary, and derivative rights or materials of every kind and nature relating to a project, and any and all versions of each of the foregoing (in any and all languages), all versions rated by the Motion Picture Association of America or any other rating association and unrated versions thereof, “behind the scenes”, “making of”, and any and all other documentary or short form content concerning each Business Property, and all footage, “bloopers”, trims and outtakes of each of the foregoing).  “Business Properties” shall include (i) Active Business Properties, (ii) Development Business Properties and (iii) any such properties as may be owned or controlled by the Seller Group that, pursuant to the Reorganization Plan, are intended to be moved into a Group Company.

“Business Rights” means, with respect to a Business Property, all right, title and interest of the Group Companies in (a) such Business Property and the Underlying Materials therefor, including the copyrights therein, (b) all rights to Exploit such Business Property and (c) all agreements with all parties providing rights, materials or services in connection with such Business Property.

“Buyer Designee” means LGEI.

“Cash” means, with respect to any Person, the cash (or cash equivalents) of such Person, calculated in accordance with the Accounting Principles; provided that Cash shall (i) exclude (a) any amounts required to cover checks, wires and drafts issued by such Person but not yet cashed or deducted, (b) Restricted Cash of such Person and (c) cash of such Person that represents amounts collected in advance and represents a liability of such Person as of such time or otherwise represents an overbilled amount, in each case to the extent not included in the determination of Working Capital or Indebtedness, and (ii) include amounts represented by any checks, wires and drafts and pending or to be deposited for the account of such Person but not yet cleared or so deposited (but only to the extent any such check, wire or draft does ultimately clear or is ultimately successfully deposited).

“Co-Production Agreement” means any Contract pursuant to which a Group Company has entered into a co-production, co-development or co-financing arrangement with respect to any Business Property, but in each case, excluding any Production Services Agreements and Production Services License Agreements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any Employee of the Business, excluding any national, industry or similar generally applicable Contract or arrangement to which the Group Companies are not a party.

“Commissioner” means the Commissioner of Competition under the Competition Act or any Person delegated with the authority to act on behalf of the Commissioner of Competition.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means with respect to the Transactions, either of the following: (a) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act; or (b) the Commissioner shall have issued a letter advising that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act, and either: (i) the relevant waiting period in Section 123 of the Competition Act shall have expired or been earlier terminated; or (ii) the obligation to give the requisite notification pursuant to Section 114 of the Competition Act has been waived by the Commissioner pursuant to Subsection 113(c) of the Competition Act.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 12, 2022, between the Seller and LGEI.

“Consolidated Tax Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes of which the Seller or any Affiliate of the Seller (other than the Group Companies) is the common parent and that includes a Group Company.

“Consolidated Tax Return” means a Tax Return filed for a Consolidated Tax Group.

“Content Assets” means the capitalized costs of film, television and video production in the Business.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, instrument or other arrangement or understanding that is binding upon any Person or entity or any part of its property under applicable Law.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemic or disease outbreaks, including any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or similar Laws, directives, guidelines, protocols, measures or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization and the Public Health Agency of Canada, or that are reasonably required to protect the health and safety of individuals who are officers, directors, employees, customers, vendors or service providers of or to the Seller or its respective Subsidiaries (or individuals who interact with any of the foregoing in connection with the business and operations of the Seller or its respective Subsidiaries) or otherwise reasonably required to protect the business, operations, assets and financial condition of the Seller or its respective Subsidiaries, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, the Families First Act and the COVID-19 Emergency Response Act (Canada) and the Coronavirus Act 2020 (UK).

“Data Room” means the electronic data room entitled “Project Eagle” hosted by Datasite that has been established by the Seller in connection with the Transactions.

“Defined Working Capital Statement” means the statement set forth on the first tab of Exhibit E and which sets forth an example, for illustrative purposes only, of Working Capital as of July 2, 2023, prepared in accordance with the Accounting Principles.

“Derivative Rights” means all rights held throughout the world to produce remakes, sequels and prequels of, or other derivative work based on, a Business Property or the Underlying Material upon which such Business Property is based and to distribute and otherwise Exploit such remakes, sequels or prequels or other derivative work for viewing in any medium or media now known or hereafter devised.

“Development Business Property” means any property, concept or work of a Group Company for which a Person has provided or been engaged by a Group Company to provide development or production services, for which production has not yet commenced and for which production commitments have not yet been made, in each case, to the extent related to the Business (but excluding any property, concept or work primarily related to the Retained Business).  For the avoidance of doubt, “Development Business Property” includes any property, concept or work described above, regardless of whether the same is in active development at a Group Company or is inactive.

“Disclosed Personal Data” means the personal information disclosed or conveyed to Buyer by or on behalf of the Seller as a result of or in conjunction with the transactions contemplated herein and includes all such personal information disclosed to Buyer on or prior to the date hereof.

“Disclosure Letter” means the disclosure letter in respect of this Agreement delivered by the Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Matter” means the matter(s) as set forth in Section 2.04(b).

“Dutch Notary” means the Dutch civil law notary (Notaris) of Bird & Bird (Netherlands) LLP or any of his/her deputies, engaged by Buyer in relation to the execution of the Dutch Share Transfer Deed, or another Dutch civil law notary reasonably acceptable to Buyer and the Seller.

“Dutch Share Transfer Deed” means the share transfer deed to be executed by the Dutch Notary pursuant to which all of the issued and outstanding shares in the capital of the Dutch Transferred Company are transferred by the relevant Selling Subsidiary to the Buyer.

“Dutch Transferred Company” means Entertainment One Benelux B.V.

“Employee of the Business” means employees of the Group Companies who (a) as of immediately prior to the Closing Date, are all primarily engaged in providing services to the Business or (b) whose employment will transfer to Buyer or one of its Affiliates on the Closing Date by operation of Law, including in all cases, each such employee who, as of the Closing Date, is on leave of absence (including medical leave, military leave, workers compensation leave, statutory leave, short-term disability and long-term disability) or vacation, but excluding in each case of clauses (a) and (b) any individual set forth in Section 1.01(a)(1) of the Disclosure Letter; provided, the number of Employees of the Business shall in no event exceed (i) 350 minus (ii) the number of Headcount Reduction Employees.  For the avoidance of doubt, “Employee of the Business” expressly excludes, without limitation, the Restructured Employees.  Individuals who as of the date of this Agreement (x) are employees of the Seller or its Affiliates (including the Group Companies) who are primarily engaged in providing Services to the Business (other than the Restructured Employees) or (y) whose employment the Seller reasonably expects will transfer to Buyer or one of its Affiliates on the Closing Date by operation of Law, are set forth in Section 3.12(a) of the Disclosure Letter.

“Entertainment Assets” means:

(a)          the Business Properties;

(b)          the Business Rights relating to the Business Properties; and

(c)          all of the Seller Group’s books, data, files and records relating to the foregoing, including all Contracts, collection statements, accounting statements and other documentation, and any amendments thereto (i) that relate to the Exploitation of the foregoing clause (a) or (b),

(ii) pursuant to which any Person acquired, established, developed or granted any rights to Exploit any portion of the foregoing clause (a) or (b), or (iii) which are otherwise relevant to the value of the foregoing clause (a) or (b).

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection of the environment or natural resources.

“eOne Production Credit Agreement” means the credit, security, guaranty and pledge agreement, dated as of November 22, 2021, among Entertainment One EM Financing LLC (as Borrower), the Guarantors and the Lenders (each as defined therein), MUFG Union Bank, N.A. (as Administrative Agent, Joint Lead Arranger, Sole Bookrunner and F/X Provider) (the “Administrative Agent”) and Truist Securities, Inc. (as Joint Lead Arranger), as amended, supplemented or otherwise modified, renewed, restated or replaced from time to time in accordance with the terms hereof and thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is (or at the relevant time was) a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Contract” means each Contract to which one or more of the Group Companies is a party as of the date hereof (i) that is primarily related to the Retained Business and (ii) to which no Group Company will be a party after giving effect to the Pre-Closing Reorganization; provided that Excluded Contracts shall include all Contracts that are to be transferred out of a Group Company pursuant to the Pre-Closing Reorganization, even if not immediately transferred due to the failure or inability to procure a third party consent.

“Excluded Liabilities” means any Liability to the extent arising out of or relating to (i) the Retained Business (including the ownership or operation thereof), the Contributed Business (as defined in the Business Contribution Agreement) or an Out-of-Scope Asset, (ii) the employment, or termination of employment of, a Restructured Employee or any Transferring Employee (as defined in the Business Contribution Agreement) (except to the extent included in Transaction Expenses or Indebtedness) or (iii) the Out-of-Scope Assets transferred to Seller or its Affiliates (other than the Group Companies) in connection with the Pre-Closing Reorganization pursuant to the Business Contribution Agreement, in each case whether any such Liability arises before or after Closing, is known or unknown or is contingent or accrued, but excluding any Liability to the extent arising out of or relating to (x) any matter covered by the Buyer indemnities set forth in Section 11.03 hereof or (y) any breach by Buyer or its Affiliates of any Ancillary Agreement or Shared Contract (post-Closing).

“Exploit” means to release, reproduce, distribute, sub-distribute, perform, display, exhibit, broadcast or telecast, license, sublicense, sell, market, create merchandising or otherwise commercially exploit by any and all technology, media, formats, modes of transmission and methods of distribution, dissemination or performance known as of the date of this Agreement or hereafter developed or created.  “Exploitation” has the correlative meaning to the foregoing.

“Family Brands Business” means the Seller Group’s business of owning, developing, producing or Exploiting any of the brands listed in Section 1.01(a)(2) of the Disclosure Letter (including any remakes, sequels or prequels of, or other derivative work based on such brands) or any rights or content related thereto. For the avoidance of doubt, “Family Brands Business” shall expressly exclude (a) the ownership, development, production, Exploitation of, the Scheduled Business Properties, any and all allied, ancillary, subsidiary and derivative rights respecting the same, and all Scheduled Business IP, and (b) the Surviving Intercompany Agreement Rights.

“Financial Statements” means the financial statements set forth in Section 3.05(a) of the Disclosure Letter.

“Foreign Investment Laws” means all applicable Laws (other than antitrust and competition Laws) in effect from time to time that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or other holdings for reasons of national security or other public policy.

“Former Employee of the Business” means each former employee of the Seller Group whose employment with the Seller Group terminated prior to the date hereof or terminates prior to the Closing Date and who, as of the time of such termination, was primarily engaged in providing services to the Business, including each Restructured Employee.

“Fraud” means, with respect to any Person, the making of a statement of fact by or on behalf of such Person in the express representations and warranties set forth in this Agreement or any other Transaction Document with the intent to deceive another Person and requires (i) a false representation of material fact; (ii) with knowledge that such representation is false; (iii) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing such Person, in justifiable reliance upon such false representation, to take or refrain from taking action; and (v) causing such Person to suffer damage by reason of such reliance.  For the avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a) (but in the case of Section 3.01(a), the representations and warranties therein shall be deemed to refer to Transferred Companies and Material Transferred Subsidiaries in lieu of Group Companies), Section 3.01(c) and Section 3.01(d) (Organization and Good Standing; Capitalization) (but in the case of Section 3.01(d), the representations and warranties therein shall be deemed to (i) refer to Material Transferred Subsidiaries in lieu of Transferred Subsidiaries and (ii) not take into account any materiality qualifiers therein), Section 3.02 (Authority) and Section 3.17 (Brokerage Fees).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Entity” means any domestic, federal, state, provincial, regional, local, foreign or transnational governmental, competition, tax or regulatory authority, court, arbitral body, tribunal, agency, commission, body or other legislative, executive, administrative or judicial governmental entity or self-regulatory agency (including private tribunals or arbitral bodies exercising governmental or quasi-governmental authority).

“Group Companies” means the Transferred Companies and the Transferred Subsidiaries.

“Guild” means any and all of the Screen Actors Guild, American Federation of Television and Radio Artists (formerly known as the Screen Actors Guild, Inc.), American Federation of Musicians, the Directors Guild of America, the Writers Guild of America West, Inc., the Writers Guild of America East, Inc., the Writers Guild of Canada, International Alliance of Theatrical Stage Employees, British Equity, British Musicians Union, Alliance of Canadian Cinema Television and Radio Artists, Directors Guild of Canada, and all other guilds, unions, trade associations or collectives applicable to the Business, including, where applicable, any affiliated pensions or health plans.

“Hasbro Brands Business” means (i) any business of the Seller Group existing prior to the acquisition of Entertainment One Limited on December 30, 2019, (ii) any business acquired or developed by a member of the Seller Group that is not a Group Company since December 31, 2019, (iii) the Seller Group’s digital pre-school business, (iv) the Seller Group’s business related to Secret Location and (v) the ownership, development, production or Exploitation of (A) any rights, content or brands primarily related to any of the businesses described in clauses (i) through (iv), or (B) any rights, content or brands acquired by the Seller Group that is not a Group Company solely to the extent not included within the Business Properties, including, in each case of clauses (A) and (B), the content or brands listed in Section 1.01(a)(3) of the Disclosure Letter and any rights related thereto (including without limitation any derivative rights).  For the avoidance of doubt, (1) “Hasbro Brands Business” shall expressly exclude (a) the ownership, development, production and Exploitation of the Scheduled Business Properties and any and all allied, ancillary, subsidiary and derivative rights respecting the same and all Scheduled Business IP, and (b) the Surviving Intercompany Agreement Rights.

“Headcount Reduction Employee” means each Employee of the Business as of the date hereof who becomes a Former Employee of the Business as of the Closing Date (a) whose employment was terminated by Seller and its Affiliates on or after the date hereof and prior to the Closing and (b) whose termination was consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

“Holdback Amount” has the meaning set forth in Section 1.01(a)(4) of the Disclosure Letter.

“Holdback Release Date” means thirty (30) days following the first anniversary of the Closing Date (or if such date is not a Business Day, the first Business Day thereafter).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IBNR Liability” means any medical benefit claims properly incurred (and not satisfied) prior to Closing by participants or former participants (and their dependents) in an Assumed

Benefit Plan that is a self-insured group health plan that are properly paid or payable by Buyer or a Group Company during the period beginning on the Closing Date and ending one year after the Closing Date, that are not otherwise reimbursable by stop-loss coverage, in accordance with and pursuant to the terms and conditions of such plan.  For this purpose, such a medical benefit claim shall be deemed to be incurred with respect to medical benefits upon provision of such services, materials or supplies.

“Indebtedness” means, with respect to any Person, without duplication, the outstanding principal amount of, and accrued and unpaid interest, prepayment charges and premiums on, any obligations of such Person consisting of: (i) indebtedness for borrowed money, (ii) obligations evidenced or secured by bonds, debentures, notes or similar instruments, (iii) obligations under conditional sale or other title retention agreements relating to property or assets, (iv) capital lease obligations of such Person, (v) Pre-Closing Taxes, (vi) obligations to pay the deferred purchase price of property or services (including any obligations under any agreements for the acquisition of another business or entity pursuant to which such Person is responsible for any earn-out or note payable) to the extent not included in the determination of Working Capital, (vii) obligations in respect of swaps, hedges and other derivatives, (viii) obligations in respect of any commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and performance bonds) to the extent drawn, (ix) the amount of IBNR Liability as of the Closing Date calculated in accordance with GAAP; and (x) indebtedness of a type referred to in clauses (i) through (ix) above of others secured by any Lien on assets held by such Person and all guarantees, assumptions and other contingent obligations in respect of indebtedness of a type referred to in clauses (i) through (v) above of others, in each case only to the extent drawn or otherwise not contingent. For the avoidance of doubt, Indebtedness shall include any indebtedness of a type referred to in clauses (i) through (x) above owed by a Group Company to a member of the Seller Group (other than another Group Company).

“In-Scope Asset” means all rights, titles and interests of the Seller Group in and to the following assets:

(a)
Contracts.  All Contracts related to, used in or held for use in the Business (other than, for the avoidance of doubt, any such Contract primarily related to, primarily used in or primarily held for use in the Retained Business and all Excluded Contracts); provided, however, that In-Scope Assets shall expressly include any Contracts currently in effect or entered into prior to Closing between a member of the Seller Group (including Group Companies), on the one hand, and Buyer or any Affiliate thereof, on the other hand, with respect to the licensing, distribution or other Exploitation of any completed film or television property otherwise included in the Hasbro Brands Business or Family Brands Business or a derivative production based on any such completed film or television property, as applicable (e.g., Contracts respecting Buyer’s licensing of certain rights to a member of the Seller Group (including Group Companies) with respect to the 2017 “My Little Pony” feature film and the 2017 “Power Rangers” feature film);

(b)	Shared Contracts. All rights related to the Buyer Portion of any Shared Contract;

(c)	Intellectual Property. The Business IP;

(d)	Development Rights. Any rights to develop, finance, co-finance, produce, Exploit, or distribute any works based on Business IP, and all Surviving Intercompany Agreement Rights;

(e)	Entertainment Assets;

(f)
Tax Credits.  The benefit of (and right to claim, receive and retain) any and all development, production, release, exhibition, distribution and other similar Tax credits, refunds and incentives in connection with the production, post-production or other Exploitation of the Business Properties, in each case to the extent not refunded, or for which the applicable benefit is not received prior, to the Closing; and

(g)
Other.  Other than assets of a type set forth in the foregoing clauses (a) to (e), all other assets (including, without limitation, accounts receivable, cash, and prepaid expenses), properties, Contracts and claims of every nature, tangible and intangible, and all books and records, in each case related to, used in or held for use in the Business (other than, for the avoidance of doubt, any such asset, property, Contract or claim that is primarily related to, primarily used in or primarily held for use in the Hasbro Brands Business and Family Brands Business).

“International Trade Laws” means all applicable Laws relating to imports and exports of goods and technology, trade sanctions and anti-boycott measures, including the laws and regulations relating thereto administered or enforced by the U.S. Department of Commerce, U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), U.S. International Trade Commission and U.S. Customs and Border Protection.

“IP Rights” means all intellectual property and other similar proprietary rights, including the following rights in any and all jurisdictions throughout the world:  (a) patents and patent applications and industrial designs and industrial design applications, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively, “Patents”), (b) trademarks, tradenames, d/b/a’s, corporate names and service marks (in each case, registered and unregistered), brands, trade dress, logos, and other indicia of origin, together with the goodwill associated with or symbolized by any of the foregoing and all similar rights, and all registrations, applications for registration (including intent to use applications and similar reservations of marks), renewals and extensions thereof (collectively, “Marks”), (c) domain names, IP addresses, uniform resource locators and other unique digital properties, including social media accounts, social media handles, screen names and avatars, (d) registered and unregistered copyrights in both published and unpublished works, works of authorship (including, without limitation, screenplays, music, scripts, books, articles, short stories, novels, plays, comic books and films), exploitation rights, moral rights and similar rights, including, without limitation, all applications for registration, registrations, renewals, extensions, continuations, restorations and reversions therefor (collectively, “Copyrights”), (e) trade secrets, concepts, methods, proceeds, specifications, inventions, formulae, reports, data, customer lists, mailing lists, business plans, know-how and other confidential or proprietary information, (f) to the extent protectable under law, moral rights, publicity rights, data, and database rights, (g) computer software, including all source code, object code and documentation related thereto, and (h) any other proprietary or intellectual property rights of any kind or nature.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems.

“Judgment” means any judgment, order, writ, ruling, injunction, stipulation or decree of, or legally binding agreement with, a Governmental Entity.

“Key Man Agreement” shall mean any Contract containing a “key-man” provision with respect to the services or employment of any Person that could give rise to a breach of Contract claim, right of termination, loss of any benefit to, or loss or diminution in the amount of payment receivable by any member of the Group Companies or any increase in Liability of any Group Company or any requirement to pay any penalty or damages by a Group Company.

“Law” or “Laws” means any applicable U.S. and non-U.S., federal, national, state, provincial or local law (including common law), act, statute, ordinance, treaty, rule, code or regulation enacted, promulgated or issued by any Governmental Entity.

“Liabilities” means all debts, liabilities, obligations, responsibilities, losses, damages (whether direct, indirect, compensatory, punitive, consequential, exemplary, treble, special, incidental or awarded based on any other theory (including loss of profits or revenue)), fines, penalties and sanctions, absolute or contingent, matured or unmatured, reserved or unreserved, liquidated or unliquidated, foreseen or unforeseen, on or off balance sheet, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including those arising under or in connection with any Law (including any Environmental Law), any other pronouncements of Governmental Entities constituting a Proceeding, any order or consent decree of any Governmental Entity, any legally-binding settlement or any award of any arbitration tribunal, and those arising under any Contract, agreement, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Entity, private Person, or a party hereto, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursements and expense of counsel, expert and consulting fees, fees of third-party administrators, and costs related thereto or to the investigation or defense thereof.

“Lien” means any security interest, pledge, mortgage, hypothecation, lien, charge, restriction on transfer (such as a right of first refusal or other similar rights) or other similar encumbrance that affects the right, title or interest of any property.

“Look Back Date” means January 1, 2020.

“Loss” means any loss, Liability, claim, damage, penalty, fine, cost or expenses (including amounts paid in settlement or compromise), including reasonable legal fees and expenses and amounts paid in connection with any mitigation obligations contemplated by Article XI hereof.

“Management Presentation” means the written or oral presentation given by certain members of management of the Business to Buyer on March 13, 2023.

“Material Adverse Effect” means any effect or change that has had or would reasonably be expected to have a material adverse effect on the business, the results of operations or the financial condition of the Business, taken as a whole; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect:  (a) the failure of the Business to meet projections or forecasts (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (a)) or (b) any adverse effect or change arising from or relating to (i) general economic, social or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates and credit markets), (ii) conditions generally affecting the industries or any geographic markets in which the Business operates, (iii) an act of terrorism, sabotage or cyber-intrusion or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural or man-made disasters, epidemic, pandemic, disease outbreak, health emergency or crisis (including with respect to or as a result of COVID-19) or other public health conditions (or COVID‑19 Measures or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak) or any national or international calamity or crisis, (iv) changes or proposed changes in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States), or the interpretation or the enforcement thereof, (v) the existence, negotiation, execution, delivery, public announcement or pendency of this Agreement or the Transactions, including any litigation, any proceeding, any regulatory process or regulatory determination, any reduction in revenues or income, any loss of employees or customers, any cancellation of or delay in customer orders, any disruption in supplier, vendor or similar relationships, in each case as a result of the foregoing, or any action taken pursuant to Section 6.03 (provided that this clause (v) shall not apply to the representations and warranties set forth in Section 3.06 to the extent the purpose thereof is to address the negotiation, execution, delivery, public announcement or pendency of this Agreement or the Transactions), (vi) any labor strikes or labor stoppages involving, or any loss of, Employees of the Business, (vii) compliance with the terms of, the taking of any action required or otherwise contemplated by, or the failure to act to the extent such action is specifically prohibited by, this Agreement or any other Transaction Document, (viii) any change resulting or arising from the identity of, or any facts or circumstances relating to, Buyer or any of its Affiliates or (ix) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates, or actions or omissions of the Seller or any of its Affiliates that are consented to in writing (including by email) by Buyer or any of its Affiliates; provided further, however, that any effect or change referred to in clause (b)(i), (ii), (iii) or (iv) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect or change has a materially disproportionate adverse effect on the Business, taken as a whole, as compared to other participants in the industries in which the Business operates.

“Material Transferred Subsidiaries” means the Transferred Subsidiaries set forth on Part II of Exhibit A.

“Out-of-Scope Asset” means all rights, titles and interest of the Group Companies in and to the following assets:

(a)	Contracts. All Contracts primarily related to, primarily used in or primarily held for use in the Retained Business and all Excluded Contracts;

(b)	Shared Contracts. The rights related to the Seller Portion of any Shared Contract;

(c)	Intellectual Property. The Retained IP;

(d)	Development Rights. Any rights to develop, finance, co-finance, produce, Exploit or distribute any works based on Retained IP; and

(e)
Other.  Other than assets of a type set forth in the foregoing clauses (a) to (d), all other assets, properties, Contracts and claims of every nature, tangible and intangible, in each case primarily related to, primarily used in or primarily held for use in the Retained Business.

(f)	Notwithstanding clauses (a) through (e) above, no In-Scope Asset shall be included as an Out-of-Scope Asset.

“Outside Date” means January 31, 2024.

“Participations” means, with respect to any Business Property, any contractually required amounts (excluding Residuals) payable by a Group Company to or on behalf of any third party involved in the development or production or financing of, or otherwise involved in, or respecting any Underlying Materials related to, such Business Property, including all third parties who rendered services or granted rights in connection with such Business Property and any co-financiers, which are (a) a contingent amount determined in whole or in part based on amounts derived from the Exploitation of such Business Property, including amounts contingent upon or determined by license fees or premium fees received from a commissioning party, box office receipts, gross receipts, net receipts, or a percentage of such gross receipts or net receipts however defined, denominated or calculated, or are otherwise determined by reference to the performance of such Business Property however measured or determined (including number of views), and are payable in a fixed or allocable amount or as a percentage of such receipts; or (b) payable in a fixed or contingent amount upon the occurrence of specified events in relation to the Exploitation of such Business Property such as an award or the sale of a specified number of video devices or the attainment of a specified level of receipts or contingent proceeds from, or other financial performance or other performance (including number of views), of the Exploitation of such Business Property.

“Performing Rights Organization” means the American Society for Composers (ASCAP), Broadcast Music Inc. (BMI), SESAC, Inc., PRS, SOCAN or any other performing rights organization.

“Permitted Liens” means (a) such Liens as are set forth in Section 1.01(a)(5) of the Disclosure Letter, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) Liens for Taxes that are not yet due and payable or that are being contested in good faith through appropriate Proceedings, and for which adequate reserves are maintained in accordance with GAAP on the Financial Statements, (e) the terms, conditions and restrictions under the Real Property Leases or any statutory landlords’ liens related thereto, (f) easements, covenants, rights-of-way and other similar restrictions, (g) zoning, building, land use and other similar restrictions, (h) Liens that have been placed or caused to exist by any owner, developer, landlord or other third party on any Leased Real Property or property over which any Group Company has easement rights and subordination or similar agreements relating thereto, (i) any conditions that may be shown by a current accurate survey or physical inspection of any Leased Real Property, (j) Liens created by or for the benefit of Buyer or its Affiliates, (k) non-exclusive licenses granted in the ordinary course of business, (l) Liens that will be released at or prior to Closing, (m) Liens securing Production Financing Debt, (n) Liens incurred in the ordinary course of business (and not in connection with any dispute or Proceeding) under Contracts involving the Exploitation of a Business Property between one or more Group Companies and one or more third-party broadcasters, licensees and distributors in favor of such third-party broadcasters, licensees and distributors to secure covenants, liabilities, debts and the performance of obligations, in each case solely of the Group Companies under such Contracts, if the collateral subject to such Lien is exclusively such Business Property (or any right, title or interest therein) and (o) Liens arising in the ordinary course of business in favor of Guilds, unions, copyright collective societies, author’s rights societies and any other similar union or collective bargaining organization in respect of media productions.

“Person” means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“Personal Data” means any information about an identifiable natural individual that alone or in combination with other information could be used to identify a natural individual, and includes information that is defined as “personal data”, “personally identifiable information”, “individually identifiable health information”, “protected health information” or “personal information” under any applicable Law.

“Post-Closing Covenant” means any covenant contained in this Agreement that by its terms contemplates performance thereof following the Closing.

“Pre-Closing Covenant” means any covenant contained in this Agreement that by its terms needs to be performed prior to the Closing.

“Pre-Closing Taxes” means income, franchise, gross receipts, value-added, sales and use and other indirect Taxes and withholdings imposed on the Group Companies (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) (which shall not be an amount less than zero in any jurisdiction or for any particular Tax and which will not include any offsets or reductions with respect to Tax refunds) with respect to Pre-Closing Tax Periods accrued as of the Closing, such accrual being calculated using information available as of the applicable determination date. The calculation of Pre-Closing Taxes shall be determined in accordance with the past practice of the Group Companies, except as otherwise required by applicable Law, and shall take into account any Tax deductions resulting from the payment of Transaction Expenses to the extent such deductions are at least “more likely than not” deductible in the Pre-Closing Tax Period.  Pre-Closing Taxes shall include any Taxes arising from the inclusion of an item of income in, or the exclusion of any item of deduction or expense from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in either case, to the extent resulting from an action or election taken or made before the Closing, or otherwise attributable to any Pre-Closing Tax Period (including any Taxes resulting from (a) any adjustment under Section 481 of the Code (or any similar provision of Law) as a result of any change in accounting method with respect to a Pre-Closing Tax Period, (b) any deferred revenue or other deferred or prepaid amounts received on or prior to the Closing Date, (c) Sections 951(a), 951A and 965 of the Code for such taxable periods (determined as if the tax year of each Subsidiary (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) that is a “controlled foreign corporation” within the meaning of Section 957 of the Code ended on the Closing Date), and (d) any deferral of Tax pursuant to any COVID-19 Measure). For the avoidance of doubt, the calculation of Pre-Closing Taxes shall exclude any actions taken by Buyer or the Group Companies after the Closing (other than any such actions contemplated by the Transaction Documents).

“Pre-Closing Tax Period” means any Tax period of the Group Companies ending on or prior to the Closing Date, and, in the case of a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Proceeding” means any claim, demand, action, cause of action, suit, countersuit, arbitration, litigation, inquiry, subpoena, proceeding or investigation by or before any court, grand jury, Governmental Entity or any arbitration or mediation tribunal or authority.

“Production Financing Agreements” means (a) the eOne Production Credit Agreement and (b) Contracts entered into by the Group Companies from time to time with one or more production financiers providing for financing to fund the production or distribution of film and television content by the Business (including Contracts among the Group Companies).

“Production Financing Debt” means Indebtedness incurred under any Production Financing Agreement.

“Production Services Agreement” means any Contract pursuant to which any Group Company (a) is currently providing (or is scheduled or intended to provide) producer-for-hire, executive producer-for-hire or similar production services (or in the case of a Development Business Property, is currently providing or is scheduled or intended to provide development services) on a work-for-hire basis or (b) has completed providing such services, but for which any network, broadcaster or third-party commissioning party holds an option to either acquire certain rights therein or to engage a Group Company to provide additional services with respect thereto, in each case, including, without limitation, any such Contract pursuant to which Business Rights in and to such Business Property are divided between a Group Company and the third-party commissioning party on a territory-by-territory or Right-by-Right basis.

“Production Services License Agreement” means any Contract pursuant to which any Group Company has been (or is scheduled or intended to be) engaged to provide production services for a Business Property and license or assign rights to such Business Property to a network, broadcaster or other third-party commissioning party, including, without limitation, any such Contract pursuant to which Business Rights in and to such Business Property are divided between a Group Company and the third-party commissioning party on a territory-by-territory or Business Right-by-Business Right basis.

“Real Estate License Agreement” means that certain Real Estate License Agreement to be entered into at Closing by the parties thereto to effect the real estate separation in the form attached as Exhibit D hereto.

“Related Party” means: (i) Seller Parties; (ii) each individual who is an officer or director of a Seller Party or a Group Company; (iii) each member of the immediate family of each of the individuals referenced in clauses (i) and (ii) above; and (iv) any trust or other Person (other than a Group Company) in which any one of the individuals referred to in clauses (i), (ii) and (iii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a controlling voting, proprietary or equity interest.

“Repayment Amount” means the amount set forth on Section 6.15(a) of the Disclosure Letter.

“Required Information” means the following:

(a)
the audited combined balance sheet of the Group Companies as of December 25, 2022 and the related statements of operations, comprehensive income, shareholders’ equity and cash flows for the twelve (12) month period then ended, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933 (the “Securities Act”) or the Exchange Act and containing an unqualified audit opinion by Seller’s independent auditors;

(b)
if required by the rules and regulations promulgated under the Securities Act, the Exchange Act or Canadian securities laws, the audited combined balance sheet of the Group Companies as of December 26, 2021 and the related statements of operations, comprehensive income, shareholders’ equity and cash flows for the twelve (12) month period then ended, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act and containing an unqualified audit opinion by Seller’s independent auditors;

(c)
an unaudited combined balance sheet of the Group Companies as of the end of the quarterly period ended July 2, 2023 and related unaudited statements of operations, comprehensive income, shareholders’ equity and cash flows for the applicable year-to-date period, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act, reviewed in accordance with SAS 100 review procedures;

(d)
if required by the rules and regulations promulgated under the Securities Act, the Exchange Act or Canadian securities laws, an unaudited combined balance sheet of the Group Companies as of the end of the quarterly period ended June 30, 2022 and related unaudited statements of operations, comprehensive income, shareholders’ equity and cash flows for the applicable year-to-date period, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act, reviewed in accordance with SAS 100 review procedures;

(e)
in the event the Closing shall occur after November 6, 2023, and if required by the rules and regulations promulgated under the Securities Act, the Exchange Act or Canadian securities laws, an unaudited combined balance sheet of the Group Companies as of the end of the quarterly period ended October 1, 2023 and related unaudited statements of operations, comprehensive income, shareholders’ equity and cash flows for the applicable year-to-date period, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act, reviewed in accordance with SAS 100 review procedures; and

(f)
in the event the Closing shall occur after November 6, 2023, and if required by the rules and regulations promulgated under the Securities Act, the Exchange Act or Canadian securities laws, an unaudited combined balance sheet of the Group Companies as of the end of the quarterly period ended September 30, 2022 and related unaudited statements of operations, comprehensive income, shareholders’ equity and cash flows for the applicable year-to-date period, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act, reviewed in accordance with SAS 100 review procedures.

“Residuals” means, with respect to any Entertainment Asset, all sums payable to third parties pursuant to Collective Bargaining Agreements or other similar agreements with one or more Guilds (in all applicable jurisdictions) by reason of, in connection with, as a condition to or arising from the use or Exploitation of the Entertainment Assets, or any part thereof, or any use or reuse thereof, in any media, including residuals and supplemental market payments and all taxes, pension fund contributions, and other costs and payments computed on or payable in respect of any of the foregoing regardless of when accrued.

“Restricted Cash” of a Person means any cash and cash equivalents of such Person which are not freely usable by such Person because it is subject to restrictions or limitations on use or distribution by Law or Contract; provided that Restricted Cash shall exclude (i) cash and cash equivalents that are only restricted because such cash or cash equivalents are held by a non-U.S. subsidiary or held outside of the U.S. (whether or not subject to any material costs, expenses, penalties or other amounts on connection with the use, distribution or repatriation of such cash or cash equivalents), other than any such cash or cash equivalents held in China, Russia, Iran, North Korea, Syria, Cuba and the Crimea, Donetsk and Luhansk regions of the Ukraine, and (ii) any deposit or cash held on behalf of another Person or as collateral in respect of any security or similar deposit.  The amount set forth in the line item titled “cash-encumbered” on the Defined Working Capital Statement constitutes all Restricted Cash as of July 2, 2023

“Restructured Employee” means those Persons primarily engaged in providing services to the Business whose employment was terminated during the period between November 2022 and the Closing Date as part of Seller’s previously publicly announced right-sizing of the Business, but excluding, for the avoidance of doubt, (i) any Person who is set forth on Section 3.12(a) of the Disclosure Letter, (ii) any other Person who replaces any Person set forth on such schedule, (iii) any Headcount Reduction Employee and (iv) any “Transferring Employee” under the Business Contribution Agreement whose employment is transferred out of a Group Company per the terms of the Business Contribution Agreement.

“Retained Business” means any business and operations of the Seller Group, whether undertaken prior to or after the date of this Agreement, other than the Business.  For the avoidance of doubt, the Retained Business includes the Family Brands Business, the Hasbro Brands Business, but specifically excludes the ownership, development, production and Exploitation of the Scheduled Business Properties, and any and all allied, ancillary, subsidiary and derivative rights respecting the same.

“SAG-AFTRA Strike” means the strike commenced by the Screen Actors Guild – American Federation of Television and Radio Artists on July 14, 2023.

“Sanctioned Country” means any country or territory that is the target of a comprehensive trade embargo by the U.S. Government (presently Cuba, Iran, North Korea, Syria, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person who is, or is owned or controlled by a Person who is (i) located, organized, or resident in a Sanctioned Country, (ii) named on any OFAC sanctions list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List or (iii) otherwise the subject or target of Sanctions.

“Sanctions” means, with respect to any Person, any economic sanctions laws, regulations, embargoes, restrictive measures, lists of blocked or otherwise restricted persons, including those administered, enacted or enforced from time to time by the United States (including, without limitation, OFAC, U.S. Department of State and U.S. Department of Commerce), the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, or any other jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Seller Group” means the Seller Parties and their Affiliates, including the Group Companies.

“Scheduled Business Properties” means (i) the titles set forth in the spreadsheet entitled “eOne Catalog Titles” located in Section 5.2 of the Data Room (the “Title Database”), whether or not controlled by the Group Companies and (ii) any Top Properties, if and to the extent not listed in the Title Database.

“Secret Location” means the business of the Seller Group referred to as “Secret Location”, including the business conducted by Find Your Fun, Inc. and the related business conducted by Entertainment One UK Limited.

“Seller Taxes” means (a) Liabilities for Taxes of the Seller Group (other than any Group Company), including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof, (b) Liabilities for Taxes of any Consolidated Tax Group imposed or asserted on or otherwise attributed to or with respect to any Group Company (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) by reason of having been a member of any Consolidated Tax Group prior to Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of any Law, (c) Liabilities for Taxes of the Group Companies (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) for all Pre-Closing Tax Periods, (d) Liabilities for Taxes arising from the Transactions contemplated by the Transaction Documents or the Business Contribution Agreement (including Taxes resulting from the Pre-Closing Reorganization (including Transfer Taxes in respect thereof), fifty percent (50%) of Transfer Taxes incurred in connection with the purchase and sale of the Transferred Equity Interests and compliance by Buyer or Seller (or their respective Affiliates) with Sections 6.05, 7.04 and 7.05), (e) Liabilities for Taxes of any Person (other than the Group Companies) imposed or asserted on or otherwise attributed to or with respect to any of the Group Companies (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) as a transferee or successor or, by contract, pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring on or before the Closing, (f) Liabilities for Taxes of any Person (other than the Group Companies) imposed or asserted on or otherwise attributed to or with respect to any of the Group Companies (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) as a transferee or successor or, by contract, pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring on or before the Closing, and (g) Basis Reduction Amount.

“Severance Costs” means, with respect to any Person, all statutory or common law termination and severance payments or other separation benefits, any contractual or other severance payments or separation benefits, WARN Act or related payments, any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto and all related costs) that may become payable to such Person in connection with the termination of employment thereof, and any other related costs or expenses (including with respect to TUPE) arising from or relating to a wrongful termination or a similar claim or Proceeding with respect to any such termination, including attorney’s fees and other litigation costs, settlement costs, and judgments.

“Shared Contract” means any Contract between a member of the Seller Group, on the one hand, and a third party, on the other hand, that relates in any material respect to both (i) the Business and (ii) the Retained Business in respect of rights or performance obligations for periods of time after the Closing; provided that none of the Contracts (x) the benefits of which the Seller or any of its respective Subsidiaries will provide to Buyer under the Transition Services Agreement or (y) that relate to the provision of general corporate and administrative services (including general finance, treasury and accounting services, human resources services and information technology services) that are not exclusively used by or provided to the Business shall be a Shared Contract.

“Straddle Period” means any Tax period of any Group Company that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled (as defined in the definition of “Affiliates” in this Section 1.01(a)) by such Person, or the general partner of which is such Person.  For the purpose of this Agreement only, Entertainment One Canada Ltd. and its Subsidiaries shall be deemed to be Subsidiaries of the Seller.

“Supplemental Business Property Contracts” means Contracts respecting the Business Properties (a) of which the Seller has made copies available in the Data Room as of the date hereof, and (b) that are not otherwise disclosed as a Material Contract pursuant to Section 3.08 of the Disclosure Letter.

“Surviving Intercompany Agreement Rights” means all right, title and interest in and to the following: (a) all rights accorded to the Group Companies pursuant to the Contracts set forth in Section 6.05(b) of the Disclosure Letter (including, without limitation, all rights of Exploitation in accordance with the terms thereof); (b) all projects developed, produced and/or Exploited pursuant to such rights accorded to the Group Companies in such Contracts; and (c) all Contracts with third parties respecting the development, production and/or Exploitation of such rights.

“Talent Agreement” means each Contract between a member of the Group Companies, on the one hand, and an individual actor, producer, director host, judge, talent or writer of a Business Property, on the other hand.

“Tax” and “Taxes” means any and all taxes, imposts, duties, withholdings, charges, fees, tariffs, levies or other assessments imposed by any Governmental Entity, in each case in the nature of a tax (however denominated), together with any interest, penalties or additions to tax imposed with respect thereto, however denominated, including income, estimated income, gross receipts, digital, profits, business, license, franchise, occupation, capital stock, real or personal property, patrimony, sales, use, transfer, value added, goods and services, harmonized, development, production, exhibition, release, distribution, employment or unemployment, escheat, unclaimed and abandoned property, social security, disability, alternative or add-on minimum, customs, duties, premiums, excise, stamp, environmental, commercial rent, withholding, National Insurance contribution liabilities, or other taxes of any kind whatsoever, whether or not disputed, and whether computed on a separate, consolidated, unitary or combined basis or in any other manner.

“Tax Return” means any return, declaration, statement, report, estimate, election, claim, schedule, form or information return filed or required or permitted to be filed with any Governmental Entity relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Top Properties” means the Business Properties listed in Section 1.01(a)(6) of the Disclosure Letter; provided that, solely for purposes of Section 3.10(h), Top Properties shall be deemed to include the Business Properties listed in Section 1.01(a)(7) of the Disclosure Letter.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transaction Expenses” means (i) the aggregate amount of any fees, costs and expenses incurred by the Group Companies on or prior to the Closing, regardless of when payable, arising out of or in connection with this Agreement, the Transactions or the Pre-Closing Reorganization (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, auditor, expert or other advisor or consultant retained by or on behalf of the Group Companies), (ii) any Severance Costs due to Restructured Employees, plus the portion of any related payroll or employment Taxes for which the Group Companies are liable, (iii) (A) change in control bonuses, retention bonuses, or similar payments that a Group Company is obligated to pay upon or in connection with the Closing to any Employee of the Business or Former Employee of the Business as a result of the transactions contemplated by this Agreement, and (B) without duplication, the accrued portion of any bonuses payable to any Employee of the Business or Former Employee of the Business, plus, in each case, the portion of any related payroll Taxes for which the Group Companies are liable, but excluding Transferred Employee Severance Costs, and (iv) fifty percent (50%) of any filing fees and expenses (but excluding outside counsel and other advisor and professional fees) in connection with obtaining any approval under the HSR Act, Competition Act Approval, or any other approval under antitrust or competition Laws or Foreign Investment Laws. For the avoidance of doubt, Transaction Expenses shall not include (w) any amounts payable to directors, officers or consultants or Employees of the Business, in each case, as a result of any actions taken by Buyer or any of its Affiliates following the Closing, (x) any fees, costs or expenses incurred by Buyer or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Buyer), (y) any amounts included in the calculation of Net Debt or Working Capital or (z) any fees, costs or expenses incurred by the Group Companies after the Closing.

“Transactions” mean, collectively, the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of the Transferred Equity Interests.

“Transferred Employee” means each Employee of the Business who, as of the Closing Date, becomes an employee of a Group Company, whether by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer.

“Transferred Employee Severance Costs” means all Severance Costs that may become payable to any Employee of the Business arising out of or in connection with the termination of an Employee of the Business, whether occurring prior to or following the Closing.

“Transferred Subsidiaries” means the Persons to be direct or indirect Subsidiaries of the Transferred Companies as of the Closing and after giving effect to the Pre-Closing Reorganization.

“Transition Services Agreement” means the Transition Services Agreement in the form attached as Exhibit C; provided that, Schedule A (Services) thereof shall be finalized between the date of this Agreement and the Closing in accordance with Section 6.14.

“TUPE” means the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006.

“UK” means the United Kingdom of Great Britain and Northern Ireland.

“UK Transferred Company” means each of Alliance Films (UK) Limited, Entertainment One UK Limited, Whizz Kid Entertainment Limited and Entertainment One Unscripted TV UK Limited.

“Underlying Material” means, with respect to any Business Property, literary, musical, dramatic or other works, screenplays, stories, adaptations, scripts, treatments, formats, bibles, scenarios, characters, titles, and any and all other literary or dramatic materials of any kind upon which such Business Property is based, in whole or in part.

“Unpaid Transaction Expenses” means any and all Transaction Expenses, but only to the extent they have not been fully paid and discharged by or on behalf of a Group Company as of the Closing Date.  Unpaid Transaction Expenses shall exclude Severance Costs due to any Headcount Reduction Employee.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or similar law under state, local or foreign Law.

“WGA Strike” means the strike commenced by the Writers Guild of America West Board and the Writers Guild of America East Council on May 2, 2023.

(b) The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections set forth below:

Term	Location
1.1502-36(d)(6)(i)(A) Election	Section 8.10
2019 Department of Canadian Heritage Opinion	Section 1.01
401(k) Plan	Section 9.02(h)
Accounting Firm	Section 2.04(b)
Accounting Principles	Section 2.04(i)
Accrued Vacation Days	Section 9.02(g)
Acquisition Proposal	Section 1.01
Active Business Property	Section 1.01
Adjusted Purchase Price	Section 2.04(g)
Administrative Agent	Section 1.01
Affiliate	Section 1.01
Agreement	Preamble
Ancillary Agreements	Section 1.01
Assumed Benefit Plan	Section 1.01
Assumed Liabilities	Section 1.01
Australian Transferred Company	Section 1.01
Balance Sheet	Section 2.04(i)
Balance Sheet Date	Section 3.15
Basis Reduction Amount	Section 1.01
Business	Section 1.01
Business Day	Section 1.01
Business Employee Benefit Plan	Section 1.01
Business IP	Section 1.01
Business NQDP	Section 3.13(j)
Business Plan Liabilities	Section 9.02(d)
Business Properties	Section 1.01
Business Rights	Section 1.01
Buyer	Preamble
Buyer Designee	Section 1.01
Buyer Indemnified Parties	Section 11.02
Buyer Indemnities	Section 11.02
Buyer Portion	Section 6.06(a)
Buyer Related Parties	Section 10.04(a)
Buyer Released Claims	Section 12.16(b)
Buyer Released Parties	Section 12.16(b)
Cash	Section 1.01
Chain-of-Title Documents	Section 3.10(i)
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Amount	Section 2.03(b)
Closing Net Debt	Section 2.04(a)(i)
Closing Statement	Section 2.04(a)(i)
Closing Unpaid Transaction Expenses	Section 2.04(a)(i)
Closing Working Capital	Section 2.04(a)(i)
Closing Working Capital Adjustment Amount	Section 2.04(i)

Term	Location
COBRA	Section 3.13(c)
Code	Section 1.01
Collective Bargaining Agreements	Section 1.01
Commissioner	Section 1.01
Competition Act	Section 1.01
Competition Act Approval	Section 1.01
Confidentiality Agreement	Section 1.01
Consolidated Tax Group	Section 1.01
Consolidated Tax Return	Section 1.01
Content Assets	Section 1.01
Continuation Period	Section 9.02(a)
Continuing Claim	Section 2.10(b)
Contract	Section 1.01
control	Section 1.01
Co-Production Agreement	Section 1.01
Copyrights	Section 1.01
COVID-19	Section 1.01
COVID-19 Measures	Section 1.01
D&O Indemnitee	Section 7.06(a)
D&O Indemnitees	Section 7.06(a)
Data Room	Section 1.01
Defined Working Capital Statement	Section 2.04(i)
Defined Working Capital Statement	Section 1.01
Derivative Rights	Section 1.01
Designated Film	Section 6.15(a)
Designated Films	Section 6.15(a)
Designated Title Subsequent Season	Section 6.16(a)
Development Business Property	Section 1.01
Direct Claim	Section 11.04(b)
Disclosed Personal Data	Section 1.01
Disclosure Letter	Section 1.01
Disputed Matter	Section 2.04(b)
DOJ	Section 6.03(d)
DOL	Section 3.13(e)
Dutch Notary	Section 1.01
Dutch Share Transfer Deed	Section 1.01
Dutch Transferred Company	Section 1.01
Employee of the Business	Section 1.01
Engagement	Section 12.17(a)
Entertainment Assets	Section 1.01
Environmental Law	Section 1.01
Environmental Permits	Section 3.14
eOne Canada Shareholders Agreement	Section 1.03
eOne Production Credit Agreement	Section 1.01
ERISA	Section 1.01

Term	Location
ERISA Affiliate	Section 1.01
Estimated Closing Net Debt	Section 2.03(a)
Estimated Closing Statement	Section 2.03(a)
Estimated Closing Working Capital	Section 2.03(a)
Estimated Closing Working Capital Adjustment Amount	Section 2.04(i)
Estimated Unpaid Transaction Expenses	Section 2.03(a)
Exchange Act	Section 6.13
Excluded Contract	Section 1.01
Excluded Liabilities	Section 1.01
Existing Counsel	Section 12.17(a)
Exploit	Section 1.01
Family Brands Business	Section 1.01
Final Purchase Price Allocation	Section 8.01(c)
Financial Statements	Section 1.01
Foreign Investment Laws	Section 1.01
Former Employee of the Business	Section 1.01
Forward-Looking Statements	Section 12.02(a)
Fraud	Section 1.01
FTC	Section 6.03(d)
Fundamental Representations	Section 1.01
GAAP	Section 1.01
Governmental Entity	Section 1.01
Group Companies	Section 1.01
Guild	Section 1.01
Hasbro Brands Business	Section 1.01
Headcount Reduction Employee	Section 1.01
Holdback Amount	Section 1.01
Holdback Release Date	Section 1.01
HSR Act	Section 1.01
IBNR Liability	Section 1.01
Indebtedness	Section 1.01
Indemnified Party	Section 11.04(a)(i)
Indemnifying Party	Section 11.04(a)(i)
In-Scope Asset	Section 1.01
International Trade Laws	Section 1.01
IP Rights	Section 1.01
IT Assets	Section 1.01
Judgment	Section 1.01
Key Man Agreement	Section 1.01
Labor Laws	Section 3.12(c)
Law	Section 1.01
Laws	Section 1.01
Leased Real Property	Section 3.04(a)
LGEC	Preamble
LGEI	Preamble

Term	Location
LGMP	Preamble
Liabilities	Section 1.01
Licensed Marks	Section 7.05(a)
Licenses	Section 3.07
Lien	Section 1.01
Locations	Section 6.01(b)(xvii)
Look Back Date	Section 1.01
Loss	Section 1.01
Management Presentation	Section 1.01
Marks	Section 1.01
Material Adverse Effect	Section 1.01
Material Contract	Section 3.08(a)
Material Transferred Subsidiaries	Section 1.01
Net Debt	Section 2.04(i)
Notice of Disagreement	Section 2.04(b)
OFAC	Section 1.01
Offsetting Amounts	Section 11.06(b)
Out-of-Scope Asset	Section 1.01
Outside Date	Section 1.01
Participations	Section 1.01
Participations Database	Section 3.10(f)
Patents	Section 1.01
PBGC	Section 3.13(e)
Performing Rights Organization	Section 1.01
Permitted Liens	Section 1.01
Person	Section 1.01
Personal Data	Section 1.01
Post-Closing Covenant	Section 1.01
Pre-Closing Covenant	Section 1.01
Pre-Closing Reorganization	Section 6.08
Pre-Closing Tax Period	Section 1.01
Pre-Closing Taxes	Section 1.01
Pre-Closing Transfers/Terminations	Section 9.01
Preliminary Purchase Price Allocation	Section 8.01(a)
Proceeding	Section 1.01
Production Financing Agreements	Section 1.01
Production Financing Debt	Section 1.01
Production Services Agreement	Section 1.01
Production Services License Agreement	Section 1.01
Production-Related Incentives	Section 6.01(e)
Property Taxes	Section 8.08
Purchase Price	Section 2.03(b)
R&W Insurance Policy	Section 7.07
Real Estate License Agreement	Section 1.01
Real Property Leases	Section 3.04(a)

Term	Location
Reference Time	Section 2.04(i)
Related Party	Section 1.01
Reorganization Plan	Section 6.08
Repayment Amount	Section 1.01
Required Information	Section 1.01
Residuals	Section 1.01
Residuals Database	Section 3.10(g)
Restraints	Section 5.01(b)
Restricted Cash	Section 1.01
Restricted Period	Section 7.09(a)
Restructured Employee	Section 1.01
Retained Business	Section 1.01
Retained Holdback Amount	Section 2.10(b)
Retained IP	Section 7.05(b)(i)
Rights Database	Section 3.10(a)(ii)
SAG-AFTRA Strike	Section 1.01
Sanctioned Country	Section 1.01
Sanctioned Person	Section 1.01
Sanctions	Section 1.01
Scheduled Business IP	Section 1.01
Scheduled Business Properties	Section 1.01
SEC	Section 1.01
Secret Location	Section 1.01
Securities Act	Section 1.01
Seller	Preamble
Seller D&O Policy	Section 7.06(b)
Seller Group	Section 1.01
Seller Indemnified Parties	Section 11.03
Seller Indemnities	Section 11.03
Seller Parties	Recitals
Seller Portion	Section 6.06(a)
Seller Related Parties	Section 10.04(a)
Seller Released Claims	Section 12.16(a)
Seller Released Parties	Section 12.16(a)
Seller Taxes	Section 1.01
Selling Subsidiaries	Recitals
Severance Costs	Section 1.01
Shared Contract	Section 1.01
Straddle Period	Section 1.01
Subsidiary	Section 1.01
Supplemental Business Property Contracts	Section 1.01
Surviving Intercompany Agreement Rights	Section 1.01
Talent Agreement	Section 1.01
Target Amount	Section 2.04(i)
Tax	Section 1.01

Term	Location
Tax Incentive	Section 3.18(p)
Tax Return	Section 1.01
Taxes	Section 1.01
Third Party Claim	Section 11.04(a)(i)
Title Database	Section 1.01
TMLA	Section 7.05(a)
Top Properties	Section 1.01
Transaction Documents	Section 1.01
Transaction Expenses	Section 1.01
Transactions	Section 1.01
Transfer Taxes	Section 8.02
Transferred Companies	Recitals
Transferred Employee	Section 1.01
Transferred Employee Severance Costs	Section 1.01
Transferred Equity Interests	Recitals
Transferred Subsidiaries	Section 1.01
Transition Services Agreement	Section 1.01
TUPE	Section 1.01
UK	Section 1.01
UK Transferred Company	Section 1.01
Underlying Material	Section 1.01
Unpaid Transaction Expenses	Section 1.01
WARN Act	Section 1.01
WGA Strike	Section 1.01
Working Capital	Section 2.04(i)

Section 1.02.          Interpretation and Construction.

(a) Unless otherwise provided herein, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the lawful money of the United States.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, provincial, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  When a reference is made in this Agreement to a party or to a Section or Exhibit, such reference shall be to a party to, a Section of, or an Exhibit to, this Agreement, unless otherwise indicated.  All terms defined in this Agreement shall have their defined meanings when used in any Exhibit to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  Any action or inaction by the Seller or any of its Affiliates that are reasonably necessary to respond to COVID-19, COVID-19 Measures and any related Laws issued in connection therewith shall be deemed to be in the “ordinary course” and “consistent with past practice”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.  Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.  The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties.  References to a Person are also to its permitted successors and assigns. When this Agreement states that the Company has “made available” a particular document or information to Buyer, it shall mean such document or information was made available by the Seller or its Representatives via the posting of such items or information to the Data Room on or prior to the date of this Agreement.

Section 1.03.          Scope of the Seller’s Obligations.  In this Agreement, references requiring the Seller to “cause its Subsidiaries”, “to cause its Affiliates”, “to cause the Group Companies” or “to cause” shall mean, in respect of Entertainment One Canada Ltd. and its Subsidiaries, that the Seller shall exercise any and all rights available to the Seller under the shareholders agreement of Entertainment One Canada Ltd., dated February 4, 2019, by and among the Sellers and the Shareholders (as defined therein) (the “eOne Canada Shareholders Agreement”) and any other agreement or arrangement governing the management of Entertainment One Canada Ltd. and its Subsidiaries and otherwise use its commercially reasonable efforts to cause Entertainment One Canada Ltd. and its Subsidiaries to satisfy the specified obligation or covenant.

ARTICLE II
CLOSING

Section 2.01.          Closing.  The closing of the Transactions (the “Closing”) shall take place via electronic (including pdf, DocuSign or otherwise) exchange of documents and signature pages at 10:00 a.m., New York City time, on the second (2nd) Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article V (other than those conditions intended to be satisfied at the Closing but subject to their satisfaction or waiver at such time) or on such other date, time or place as agreed to in writing by Buyer and the Seller.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  The Closing shall be deemed to occur and be effective at the Reference Time.  All of the actions to be taken and documents to be delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.

Section 2.02.          Purchase and Sale of the Transferred Equity Interests.  Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall (and, as applicable, shall cause the Selling Subsidiaries to) sell, convey, assign, transfer and deliver to (a) LGEI, and LGEI shall purchase, acquire and accept, the Transferred Equity Interests of Entertainment One Holdings USA Inc., (b) LGEC, and LGEC shall purchase, acquire and accept, the Transferred Equity Interests of the Entertainment One Limited, and (c) LGMP, and LGMP shall purchase, acquire and accept, the Transferred Equity Interests of the UK Transferred Companies, Entertainment One Benelux B.V. and the Australian Transferred Company.

Section 2.03.           Purchase Price.

(a) At least three (3) Business Days prior to the Closing Date, the Seller shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth the Seller’s estimates, of (i) Closing Net Debt (“Estimated Closing Net Debt”), (ii) Closing Working Capital (“Estimated Closing Working Capital”), (iii) Unpaid Transaction Expenses (“Estimated Unpaid Transaction Expenses”), and (iv) the Closing Date Amount, together with the Seller’s calculations of such amounts set out in reasonable detail.  Without prejudice to, or otherwise limiting, Buyer’s rights pursuant to Section 2.04, following the delivery of the Estimated Closing Statement and prior to the Closing Date, Buyer shall be entitled to review, comment on and request reasonable changes to the Estimated Closing Statement and the components thereof which the Seller (in its sole discretion) may accept or reject; provided that, in no event shall any review, comment or request on or in respect of the Estimated Closing Statement by Buyer (i) prevent or delay Closing, or (ii) limit, restrict, or otherwise affect Buyer’s calculations of any of the amounts included in its Closing Statement prepared in accordance with Section 2.04(a).

(b) Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall pay or cause to be paid to the Seller (or one or more of the Selling Subsidiaries as the Seller may designate), in immediately available funds by wire transfer to one or more bank accounts (such accounts to be designated in writing by the Seller at least two (2) Business Days prior to the Closing Date), cash in U.S. dollars in an aggregate amount (the “Closing Date Amount”) equal to (i) $375,000,000 (the “Purchase Price”), minus (ii) if Estimated Closing Net Debt is a positive number, the amount of Estimated Closing Net Debt, minus (iii) the Estimated Unpaid Transaction Expenses, plus (iv) if Estimated Closing Net Debt is a negative number, the absolute value of Estimated Closing Net Debt, plus (v) the Estimated Closing Working Capital Adjustment Amount (which amount may be positive or negative) minus (vi) the Holdback Amount.

(c) The Purchase Price shall be subject to the adjustment provisions of Section 2.04.

Section 2.04.          Purchase Price Adjustment.

(a) Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Seller a statement (the “Closing Statement”), setting forth Buyer’s good faith calculations, of (i) Working Capital as of the Reference Time (“Closing Working Capital”), (ii) Net Debt as of the Reference Time (but giving effect to (A) any Cash payments or transfers to the Seller or any of its Subsidiaries (other than the Group Companies) or Cash repayments of Indebtedness and (B) any incurrence of Indebtedness, in each case after the Reference Time but prior to the Closing) (“Closing Net Debt”), and (iii) Unpaid Transaction Expenses as of the Reference Time (the

“Closing Unpaid Transaction Expenses”), in each case together with Buyer’s calculations of such amounts set out in reasonable detail.

(b) Following the delivery of the Closing Statement, the Seller and its independent accountants and other advisors shall have reasonable access to the working papers of Buyer’s independent accountants and other advisors prepared in connection with the Closing Statement.  The Closing Statement shall become final and binding upon the parties on the forty-fifth (45th) day following delivery thereof, unless the Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Buyer prior to such date.  Any Notice of Disagreement shall (i) specify in reasonable detail the nature and amount of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Closing Working Capital, Closing Net Debt, Closing Unpaid Transaction Expenses or Adjusted Purchase Price not being calculated in accordance with the Accounting Principles and other terms of this Agreement (each specific item in disagreement meeting the requirements in this Section 2.04(b) and included in a timely Notice of Disagreement, a “Disputed Matter”).  If a Notice of Disagreement is received by Buyer in a timely manner, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the Seller and Buyer on the earlier of (A) the date the Seller and Buyer resolve in writing any Disputed Matters and (B) the date any Disputed Matters are finally resolved by the Accounting Firm pursuant to the procedures set forth in this Section 2.04. During the thirty (30) day period following the delivery of a Notice of Disagreement, the Seller and Buyer shall seek in good faith to resolve any Disputed Matters.  During such period Buyer and its independent accountants and other advisors shall have access to the working papers of the Seller’s independent accountants and other advisors prepared in connection with the Notice of Disagreement.  At the end of such thirty (30) day period, the Seller and Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for resolution any and all Disputed Matters that were included by the Seller in the Notice of Disagreement and that remain in dispute.  The Accounting Firm shall be Deloitte LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon in writing by the Seller and Buyer.

(c) The Seller and Buyer shall instruct the Accounting Firm to render a written decision resolving the Disputed Matters submitted to it pursuant to Section 2.04(b) as promptly as practicable and, in any event, within thirty (30) days of such submission.  In resolving matters submitted to it pursuant to Section 2.04(b), the Accounting Firm (i) shall base its decision solely on written submissions by the Seller and Buyer and their respective representatives (which shall be submitted within ten (10) business days of the engagement of the Accounting Firm and delivered substantially concurrently to Buyer (in the case of the Seller) and the Seller (in the case of Buyer)) and not by independent review and (ii) with respect to each Disputed Matter submitted to it, shall not resolve such matter in a manner that is more favorable to Buyer than the Closing Statement or more favorable to the Seller than the Notice of Disagreement.  Neither Buyer, the Seller nor any of its respective representatives shall have any ex parte communication with the Accounting Firm related to this Section 2.04 or this Agreement.

(d) The scope of the disputes to be resolved by the Accounting Firm shall be limited to (i) whether there were mathematical errors in the Closing Statement and (ii) whether Closing Working Capital, Closing Net Debt, Closing Unpaid Transaction Expenses, and Adjusted Purchase Price were calculated in accordance with the Accounting Principles and other terms of this

Agreement with respect to the Disputed Matters that were submitted to the Accounting Firm for resolution.  The Accounting Firm is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted to the Accounting Firm for resolution as a Disputed Matter, (B) any determination as to compliance by the Seller or Buyer with any of their respective representations, warranties or covenants in this Agreement or (C) any determination that an issue was not properly included by the Seller in the Notice of Disagreement.  Any disputes not within the scope of disputes to be resolved by the Accounting Firm pursuant to this Section 2.04(d), as well as any disputes about the scope of disputes to be resolved by the Accounting Firm pursuant to this Section 2.04(d), shall be resolved in accordance with Section 12.12. Any determination by the Accounting Firm, and any work or analyses performed by the Accounting Firm, in connection with its resolution of any dispute under this Section 2.04 may not be offered as evidence in any Proceeding, other than to the extent necessary to enforce payment obligations under this Section 2.04.

(e) The final determination by the Accounting Firm of the Disputed Matters submitted to it pursuant to Section 2.04(b) shall:  (i) be in writing, (ii) include the Accounting Firm’s calculation of the Adjusted Purchase Price, (iii) include the Accounting Firm’s determination of each Disputed Matter submitted to it pursuant to Section 2.04(b), (iv) include the Accounting Firm’s reasons for its determination of each issue and (v) include the allocation of the fees and expenses of the Accounting Firm between Buyer and the Seller (allocated pursuant to the last two sentences of Section 2.04(f).

(f) The dispute resolution by the Accounting Firm under this Section 2.04 shall constitute an expert determination and shall not constitute an arbitration.  The determinations of the Accounting Firm shall be final, binding and non-appealable, absent fraud, bad faith or manifest error.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.04 shall be borne by the Seller and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative amounts in dispute (such relative amounts being those originally submitted to the Accounting Firm) and shall be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.  By way of example, should the items in dispute total in amount to $1,000 and should the Accounting Firm award $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by the Seller.

(g) The Purchase Price shall be (i) (x) if the Closing Working Capital Adjustment Amount is a positive number, increased by the amount of the Closing Working Capital Adjustment Amount or (y) if the Closing Working Capital Adjustment Amount is a negative number, decreased by the amount of the Closing Working Capital Adjustment Amount,  (ii) (x) if Closing Net Debt is a positive number, decreased by the amount of Closing Net Debt or (y) if Closing Net Debt is a negative number, increased by the absolute value of Closing Net Debt, and (iii) decreased by the amount of Closing Unpaid Transaction Expenses (the Purchase Price as so increased or decreased shall hereinafter be referred to as the “Adjusted Purchase Price”).  If the Closing Date Amount is less than the Adjusted Purchase Price, Buyer shall pay to the Seller the amount of such difference, and if the Closing Date Amount is more than the Adjusted Purchase Price, the Seller shall pay to Buyer the amount of such difference, in each case within five (5) Business Days after the Closing Statement becomes final and binding on the parties, by wire transfer in immediately available funds to one or more bank accounts designated by Buyer or the Seller (as applicable).

(h) In connection with the determination of Closing Working Capital, Closing Net Debt, Closing Unpaid Transaction Expenses, and Adjusted Purchase Price pursuant to this Section 2.04, from the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.04, upon reasonable advance notice from the Seller, Buyer shall, and shall cause its Affiliates to, afford to the Seller and its independent accountants and other advisors reasonable access to the personnel, properties, books and records of the Business, including the Group Companies, for any purpose reasonably related to the adjustment contemplated by this Section 2.04; provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or its Affiliates.

(i) In this Agreement:

“Accounting Principles” means (i) the principles, policies and procedures set forth in Section 2.04(i) of the Disclosure Letter, (ii) to the extent not inconsistent with clause (i) of this definition, the principles, policies and procedures applied in connection with the preparation of the balance sheets of the Business dated December 25, 2022 and July 2, 2023 (such July 2, 2023 balance sheet, the “Balance Sheet”) and (iii) to the extent not inconsistent with clause (i) or (ii) of this definition, GAAP.

“Closing Working Capital Adjustment Amount” means an amount equal to the Closing Working Capital minus the Target Amount (which difference may be positive or negative); provided, however, if (x) Closing Working Capital is lower than or equal to negative $55,000,000, the Closing Working Capital Adjustment Amount shall be deemed to be negative $20,000,000 or (y) Closing Working Capital is greater than or equal to negative $30,000,000, the Closing Working Capital Adjustment Amount shall be deemed to be $5,000,000.  For the avoidance of doubt, if the Closing Working Capital Adjustment Amount is a positive number, the Purchase Price shall be increased in accordance with Section 2.04(g)(i).

“Estimated Closing Working Capital Adjustment Amount” means an amount equal to the Estimated Closing Working Capital minus the Target Amount (which difference may be positive or negative); provided, however, if (x) Estimated Closing Working Capital is lower than or equal to negative $55,000,000, the Estimated Closing Working Capital Adjustment Amount shall be deemed to be negative $20,000,000 or (y) Estimated Closing Working Capital is greater than or equal to negative $30,000,000, the Estimated Closing Working Capital Adjustment Amount shall be deemed to be $5,000,000.  For the avoidance of doubt, if the Estimated Closing Working Capital Adjustment Amount is a positive number, the Closing Date Amount shall be increased in accordance with Section 2.03(b)(v).

“Net Debt” means an amount (which may be positive or negative) equal to (i) the aggregate amount of Indebtedness of the Group Companies after giving effect to the Pre-Closing Reorganization, excluding (a) the Production Financing Debt, and (b) any Unpaid Transaction Expenses, minus (ii) the aggregate amount of Cash of the Group Companies after giving effect to the Pre-Closing Reorganization, in each case calculated on a consolidated basis in accordance with the Accounting Principles.

“Reference Time” means 12:01 a.m. (New York City time) on the Closing Date.

“Target Amount” means an amount equal to negative $35,000,000.

“Working Capital” means the aggregate value of all current assets and current liabilities of the Group Companies that are specifically listed in and referenced as “included” in Exhibit E (the “Defined Working Capital Statement”), which sets forth an example, as of July 2, 2023, for illustrative purposes only, of Working Capital, prepared in accordance with the Accounting Principles; provided, however, that Working Capital shall exclude (i) all assets and liabilities to the extent included in the calculation of Net Debt (including, for the avoidance of doubt, Cash) or Unpaid Transaction Expenses and (ii) any incremental assets arising after June 30, 2023 related to the motion pictures set forth on Section 2.04 of the Disclosure Letter.  Additionally, (x) Working Capital shall be reduced (i.e., the current liabilities included therein shall increase) by the Repayment Amount and (y) Working Capital shall exclude Severance Costs due to any Headcount Reduction Employee.

Section 2.05.          Withholding Taxes.  If applicable, Buyer and its Affiliates, including a Group Company, shall be entitled to deduct or withhold any Tax from any amount otherwise payable pursuant to this Agreement, as required under the Code or any state, local or non-U.S. Tax law and to collect any necessary Tax forms, including Form W-9 or other necessary information.  Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

Section 2.06.          Closing Deliveries by the Seller.  At the Closing (or upon such other date, as noted below), the Seller will deliver or cause to be delivered to Buyer (unless delivered previously), the following:

(a) the officer’s certificate referred to in Section 5.02(c) hereof;

(b) duly executed counterparts of each of the Ancillary Agreements to which the Seller or any of its respective Subsidiaries is party;

(c) assignments or share transfers of the Transferred Equity Interests executed by Seller or the Selling Subsidiaries (as applicable) and, in the case of any Transferred Equity Interests that are certificated, certificates representing the Transferred Equity Interests duly endorsed in blank for transfer or accompanied by irrevocable security transfer powers of attorney duly executed in blank and any other certificates, authorizations or confirmations as is required under the Laws of the jurisdiction of the applicable Transferred Company to evidence or effect the transfer of the Transferred Equity Interests;

(d) in relation to the UK Transferred Companies, the corporate seal (if any), certificate of incorporation, any certificate of incorporation on change of name and statutory books (duly written up to, but not including, the Closing Date);

(e) (i) duly executed certificates, under penalties of perjury, stating that each U.S. Transferred Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(g) and (h) and 1.1445-2(c)(3), and (ii) corresponding notices to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(f) the Required Information;

(g) in relation to the Australian Transferred Company, the register of members (duly written up to, but not including, the Closing Date) and the common seal (if any);

(h) the Australian Securities and Investment Commission corporate key for the Australian Transferred Company;

(i) a duly executed certificate or certificates, certifying that any payments made pursuant to this Agreement are exempt from withholding pursuant to Section 1445 and 1446 of the Code (and corresponding provisions of non-U.S., state and local Tax Law);

(j) within five (5) calendar days of the date of the Closing Date, a USB drive in PC-readable format, that contains working Adobe or other (i.e., Microsoft Word, Microsoft Excel, etc.) format files (which shall be permanent and accessible, with readily and commercially available Software) containing, in electronic format, the true and correct contents of the Data Room as of the Closing Date, together with, if such USB drive is password protected, the applicable password;

(k) resolutions evidencing the authorization and approval by the shareholders and the board of directors of Entertainment One Canada Ltd. of the indirect transfer of all of the Non-Voting Shares and all of the Voting Shares (each as defined in the eOne Canada Shareholders Agreement) in the capital of Entertainment One Canada Ltd. owned by Entertainment One Ltd. to Buyer; and

(l) in relation to the Dutch Transferred Company, copies of the power of attorney duly executed on behalf of Entertainment One Holding Holland B.V. and the Dutch Transferred Company, respectively, and, as and where required by the Dutch Notary, legalised and apostilled, in each case authorising the Dutch Notary to execute the Dutch Share Transfer Deed on behalf of Entertainment One Holding Holland B.V. respectively the Dutch Transferred Company.

Section 2.07.          Closing Deliveries by Buyer.  At the Closing, Buyer will deliver or cause to be delivered to the Seller (unless previously delivered), the following:

(a) the Closing Date Amount;

(b) the officer’s certificate referred to in Section 5.03(c) hereof;

(c) duly executed counterparts of each of the Ancillary Agreements to which Buyer or any of its Affiliates is party; and

(d) in relation to the Dutch Transferred Company, a copy of the power of attorney duly executed on behalf of the Buyer, and, as and where required by the Dutch Notary, legalised, apostilled and enclosed with an authority statement, authorising the Dutch Notary to execute the Dutch Share Transfer Deed on its behalf.

Section 2.08.          UK Transferred Companies.  At or prior to the Closing, the Seller shall cause to be duly held board meetings of the UK Transferred Companies (or execute written board resolutions) to approve the registration of the transfers of the Transferred Equity Interests in the UK Transferred Companies to Buyer, the issue to Buyer of share certificates in respect of such Transferred Equity Interests and the registration of Buyer as holder of such Transferred Equity Interests (subject only to those transfers being re-presented duly stamped).

Section 2.09.          Australian Transferred Company; Dutch Transferred Company.

(a) At the Closing, the Seller shall cause to be duly held a board meeting (or cause the due execution of written board resolutions) of the Australian Transferred Company, to approve the transfers of the Transferred Equity Interests in the Australian Transferred Company to Buyer, the cancellation of any existing share certificates in respect of such Transferred Equity Interests, the issue to Buyer of new share certificates in respect of such Transferred Equity Interests and the entry in the register of members of the Transferred Australian Company of Buyer as holder of such Transferred Equity Interests.

(b) At the Closing, the Seller and the Buyer shall cause the Dutch Notary to execute the Dutch Share Transfer Deed and to update the shareholders register of the Dutch Transferred Company as well as the trade register (Handelsregister) of the chamber of commerce (Kamer van Koophandel).

Section 2.10.          Holdback.

(a) On the Closing Date, each Buyer shall deduct from the Purchase Price, and hold strictly in accordance with this Section 2.10, the Holdback Amount.

(b) From and after the Closing, until the Holdback Release Date, any Transferred Employee Severance Costs incurred by Buyer or its Affiliates during such period shall be satisfied first, by recovering from the Holdback Amount the lesser of (i) that portion of the Holdback Amount equal to the balance of the Transferred Employee Severance Costs so incurred (including any costs due and payable in the future), and (ii) the balance of the Holdback Amount remaining.  In the event that the Holdback Amount is exhausted, any unpaid Transferred Employee Severance Costs shall be borne exclusively by Buyer and its Affiliates.  Within ten (10) days after the Holdback Release Date, Buyer will notify the Seller in writing of the amount that Buyer has determined in good faith to be necessary to satisfy all Transferred Employee Severance Costs that have been incurred by Buyer or its Affiliates at or prior to 11:59 p.m., Pacific time, on the Holdback Release Date, but not resolved, at or prior to such time (each such claim a “Continuing Claim” and such amount, the “Retained Holdback Amount”).  Within thirty (30) days following the Holdback Release Date, Buyer shall release from the Holdback Amount to the Seller an amount equal to (x) the Holdback Amount remaining as of the Holdback Release Date (as reduced from time to time pursuant to the terms of this Agreement), minus (y) the Retained Holdback Amount.  After resolution and payment of all Continuing Claims, if any, if and to the extent that the Holdback Amount has not been fully utilized by Buyer, Buyer shall pay to the Seller an amount equal to the unutilized portion of the Holdback Amount.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Disclosure Letter (it being agreed that any matter disclosed in any Section of the Disclosure Letter shall be deemed to have been disclosed with respect to any other Section to the extent its relevance to such Section is reasonably apparent), the Seller represents and warrants to Buyer as follows:

Section 3.01.          Organization and Good Standing; Capitalization.

(a) Each of the Seller Parties is duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation, organization or formation.  Except as would not reasonably be expected to materially affect the ability of the Seller Parties to execute and deliver the Transaction Documents, perform their obligations under the Transaction Documents or consummate the Transactions, (i) each of the Seller Parties has all requisite power and authority to own or lease and operate its respective properties and to carry on its businesses as now being operated and conducted and (ii) each Group Company is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation, organization or formation, and has, and since the Look Back Date has had, all requisite power and authority to own or lease and operate its respective properties relating to the Business and to carry on the Business as now being operated and conducted.

(b) True and complete copies of the certificate of incorporation and by-laws (or other similar organizational documents) of each Transferred Company and each Material Transferred Subsidiary, as amended through the date hereof, have been made available to Buyer.  No Selling Subsidiary is, or will be at Closing, a Group Company.

(c) Section 3.01(c) of the Disclosure Letter sets forth, as of the date hereof, (i) a true and complete list of each Transferred Company, and (ii) the authorized capitalization of each Transferred Company, the number of shares of each class of capital stock, limited liability company interests or other equity interests issued and outstanding in each Transferred Company and the record and beneficial owners thereof.  As of the date of this Agreement, there are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any Transferred Company is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock, limited liability company interests or other securities or other equity interests of such Transferred Company, or any security convertible or exercisable or exchangeable therefor, and no equity securities or other equity interests of any Transferred Company are reserved for issuance for any purpose.

(d) Section 3.01(d) of the Disclosure Letter sets forth, (i) a true and complete list of each Material Transferred Subsidiary, and (ii) as of the date hereof, the authorized capitalization of each Material Transferred Subsidiary, the number of shares of each class of capital stock or other equity interests issued and outstanding in each such Material Transferred Subsidiary, and the record and beneficial owners thereof.  Other than as set forth on Section 3.01(d) of the Disclosure Letter, as of the date of this Agreement and except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, there are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any Transferred Subsidiary is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of such Transferred Subsidiary, or any security convertible or exercisable or exchangeable therefor, and no equity securities or other equity interests of any such Transferred Subsidiary are reserved for issuance for any purpose.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, the issued and outstanding membership interests or shares of capital stock or other equity interests of each Transferred Subsidiary are not subject to and have not been issued in violation of any purchase option, call, right of first refusal, preemptive, subscription, or similar rights under any provision of applicable Law, such Transferred Subsidiary’s organizational documents, or any Contract to which such Transferred Subsidiary is subject or by which it is bound.

(e) Section 3.01(e) of the Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Transferred Subsidiary.  Entertainment One GP Limited is a wholly owned subsidiary of Entertainment One Canada Ltd.

(f) None of the Seller or any of its Subsidiaries (other than a Group Company) is engaged in any material respect in the operation of the Business or any material portion thereof or controls or owns (other than as a result of its ownership of the Group Companies) any assets of the Business.

Section 3.02.          Authority.

(a) The Seller has all requisite power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby.  Subject to receipt of the approvals contemplated by Section 2.08 and Section 2.09, each of the Seller Parties has, or will have at the Closing, all requisite power and authority to execute and deliver each Transaction Document (other than this Agreement) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement) to which it is or will be a party.  This Agreement has been duly authorized by all necessary action on the part of the Seller and has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery of this Agreement by Buyer, constitutes a valid and legally binding obligation of the Seller in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.  Each of the Transaction Documents (other than this Agreement) has been, or will be at the Closing, duly authorized by all necessary action on the part of the Seller and any of its Affiliates that is contemplated to be a party thereto and has been, or will be at the Closing, duly executed and delivered by the Seller or any of its Affiliates and, assuming the due authorization, execution and delivery of such Transaction Document by Buyer or its Affiliate, constitutes or will constitute a valid and legally binding obligation of the Seller or any of its Affiliates in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (ii) the availability of injunctive relief and other equitable remedies.

(b) The shareholders and the board of directors of Entertainment One Canada Ltd. have authorized and approved the indirect transfer of all of the Non-Voting Shares and all of the Voting Shares (each as defined in the eOne Canada Shareholders Agreement) in the capital of Entertainment One Canada Ltd. owned by Entertainment One Ltd. to Buyer, in accordance with the eOne Canada Shareholders Agreement and the articles of incorporation of Entertainment One Canada Ltd.

Section 3.03.          Title to Transferred Equity Interests.  The Seller or a Selling Subsidiary is the record and beneficial owner of each of the Transferred Equity Interests, as set forth on Section 3.01(d) of the Disclosure Letter, and has good and valid title to such Transferred Equity Interests, free and clear of any Liens, other than any Lien arising out of, under or in connection with (a) this Agreement or (b) applicable securities Laws.  The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and non-assessable.  The Transferred Equity Interests constitute all of the issued and outstanding equity interests of the Transferred Companies.  Each Transferred Company has good and valid title to the equity interests of the Material Transferred Subsidiaries of which it is the record and beneficial owner, as set forth on Section 3.01(d) of the Disclosure Letter, free and clear of all Liens, other than any Lien arising out of, under or in connection with (a) this Agreement, (b) Permitted Liens, (c) any applicable securities Laws or the organizational documents of the Material Transferred Subsidiaries or (d) actions taken by Buyer or its Affiliates.

Section 3.04.          Real Property.

(a)  None of the Group Companies owns, nor since the Look Back Date have they owned, any real property.  Section 3.04(a) of the Disclosure Letter sets forth a true and correct list of all leases, subleases, licenses or written agreements (the “Real Property Leases”) under which the Group Companies have the right to use or occupy any real property that is material to the conduct of the Business as currently conducted (the “Leased Real Property”).

(b) There are, to the Knowledge of the Seller, no pending or threatened condemnation or eminent domain Proceedings affecting any Leased Real Property which, if adversely decided, would interfere with its present use in the Business.  Neither the Seller Parties nor the Group Companies has subleased, licensed or otherwise granted any third party the right to occupy any Leased Real Property.  To the Knowledge of the Seller, the use and operation of the Leased Real Property in the conduct of the Business do not violate in any material respect any covenant, condition, restriction, easement, license, or agreement.

(c) This Section 3.04 does not relate to any environmental matters, such items being the subject of Section 3.14.

Section 3.05.          Financial Statements; No Undisclosed Liabilities.

(a) Section 3.05(a) of the Disclosure Letter sets forth the Financial Statements.  The Financial Statements (i) have been in all material respects prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and (ii) fairly present in all material respects the combined financial position and results of operations of the Business, taken as a whole, as at the respective dates thereof and for the respective periods indicated therein, except in each case that (A) the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis and (B) such Financial Statements (x) do not include statements of shareholders’ equity or cash flow and (y) have not been reviewed or audited by the Seller’s independent financial accountants and may lack footnotes and other presentation items required by GAAP.

(b) There are no Liabilities of the Group Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for Liabilities (i) disclosed, set forth or reserved against on the face of the Balance Sheet, (ii) incurred in the ordinary course of business since the date of the Balance Sheet or (iii) that would not reasonably be expected to be material to the Group Companies and the Business, taken as a whole.

Section 3.06.          Consents and Approvals; Absence of Violation or Conflicts.  Neither the execution nor delivery of this Agreement or any of the other Transaction Documents by the Seller Parties, nor the consummation by the Seller Parties of the Transactions nor compliance by the Seller Parties with any of the provisions hereof or thereof shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents of the Seller Parties or the Transferred Companies or any Material Transferred Subsidiary, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the HSR Act, Competition Act, and any other applicable antitrust or competition Law, (b) in connection with any applicable Foreign Investment Law, (c) any consent, approval, authorization or permit required to be obtained solely by reason of Buyer’s (as opposed to any third party’s) participation in the Transactions and (d) where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to be material to the ability of the Seller Parties to consummate the Transactions, (iii) assuming compliance with the matters referred to in clause (ii) of this Section 3.06, violate any Law or Judgment applicable to the Seller Parties or the Group Companies, except such violations that would not, individually or in the aggregate, reasonably be expected to be material to the ability of the Seller Parties to consummate the Transactions or (iv) result in a violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, any Contract to which the Group Companies is a party or to which the Group Companies will become a party as part of the Pre-Closing Reorganization, a party, or that is otherwise material to the Business, or by which any of their respective properties is bound, or which such properties will become bound to as a party as part of the Pre-Closing Reorganization, except for any such violation, default, right or loss that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole.

Section 3.07.          Compliance with Laws; Licenses and Permits.  Since the Look Back Date, none of the Group Companies or the Business is or has been in violation of any applicable Law, except such violations that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole. Each Group Company has, and has at all times since the Look Back Date, maintained, all material permits, approvals, registrations, licenses, grants, authorizations, exemptions, orders and consents (collectively, “Licenses”) with respect to the Business as conducted at the relevant time and each License with respect to the Business as currently conducted is valid and in full force and effect, in each case except for instances where the failure to do so are not and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole.  This Section 3.07 does not relate to intellectual property matters, labor and employee matters, employee benefit matters, environmental matters or Taxes, such items being the subject of Sections 3.09, 3.12, 3.13, 3.14 and 3.18, respectively.

Section 3.08.          Material Contracts.

(a) Section 3.08(a) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the following Contracts (excluding (x) any Business Employee Benefit Plans, (y) any Collective Bargaining Agreements and (z) any Excluded Contract) to which each Group Company is, or upon consummation of the Pre-Closing Reorganization will be, a party or by which any of their respective properties is, or upon consummation of the Pre-Closing Reorganization will be, bound (each, a “Material Contract”):

(i)          Production Services Agreements, Production Services License Agreements and Co-Production Agreements, in each case, related to the Top Properties;

(ii)          Contracts pursuant to which any Group Company has an obligation (contingent or otherwise) existing and unsatisfied as of the date of this Agreement or for any period following the date of this Agreement, to advance, cash flow, deficit finance or otherwise fund an amount of the production budget or any other amount with respect to the development, production or Exploitation of any Business Property, in each case reasonably expected to be in excess of $1,500,000;

(iii)          Key Man Agreements related to the Top Properties;

(iv)          Talent Agreements related to the Top Properties where the services of the talent are a condition precedent to the deal with the commissioning network or other related arrangement, as applicable;

(v)          Contracts pertaining to (A) “term deals”, (B) “overall deals”, (C) “first look deals” and (D) “output deals”, whether foreign or domestic, each as commonly understood in the motion picture or television industry;

(vi)          Contracts pursuant to which a Group Company licenses or grants any production, distribution or other Exploitation rights in, to or under any Business Property to a third party, for which the value of consideration for such Group Company is anticipated to be greater than $1,500,000 in the aggregate, over the remaining term of such Contract;

(vii)          Contracts containing change of control or assignment restrictions that are described in clause (iv) of Section 3.06;

(viii)          Contracts in respect of Indebtedness for borrowed money in excess of $100,000 in the aggregate, including any indenture, credit agreement, loan agreement security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of the Group Companies, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or that provides for the guarantee, support, indemnification, assumption or endorsement by the Group Companies of, or any similar commitment by the Group Companies, with respect to, the indebtedness for borrowed money of any other Person in each case, other than (x) accounts receivables and payables included in Working Capital, (y) loans or guarantees by the Group Companies to direct or indirect wholly owned Subsidiaries thereof and (z) advances to employees for travel and business expenses, in each case of clauses (x) through (z), in the ordinary course of business; provided that the Production Financing Debt shall not constitute Indebtedness for the purpose of this Section 3.08(a)(viii);

(ix)          Contracts that contain any non-competition provision, right of first refusal, right of first negotiation or similar right, or similar agreement or obligation (excluding employee non-solicitation restrictions, and, unless the same includes a non-competition provision, distribution, production and co-financing Contracts entered into in the ordinary course of business), in each case (i) binding on any Group Company and (ii) that materially restricts the manner in which the Business is conducted or, after the Closing Date, would materially restrict the ability of the Group Companies to engage in any line of business or operate or conduct business in any geographic region;

(x)          Contracts that obligate any Group Company, or will obligate any Group Company after the Closing Date, to conduct business with any third party on an exclusive basis or contains “most favored nation” or similar provisions, other than such Contracts which (x) are not material to the Group Companies and the Business, taken as a whole, or (y) are terminable by a Group Company on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice;

(xi)          Contracts relating to any currency hedging by the Group Companies for an amount exceeding $1,000,000;

(xii)          Contracts between (i) any Group Company and (ii) any Governmental Entity, other than (x) such Contracts which are not material to the Group Companies and (y) Production Financing Agreements;

(xiii)          Contracts for any joint venture, partnership or similar arrangement and under which the Group Companies expect to make or receive payments or incur Liabilities in excess of $1,000,000 per annum;

(xiv)          Contracts that are broker, dealer, sales promotion, market research, marketing or advertising Contracts, in each case, that include future payment obligations on the part of the Group Companies (or any one of them) in excess of $1,000,000 with respect to any such Contract;

(xv)          Contracts binding on any Group Company that provide for the receipt or provision by the Group Companies of products or services in an amount or having a value in excess of $5,000,000 in the 12-month period prior to and including the date hereof or which by their terms provide for the receipt or provision by the Group Companies of such amount in the 12-month period following the date hereof (including any such Contract that involves the financing, development, production, exhibition or distribution of feature films, television programs or other content (including with respect to any copyrights or other IP Rights therein)), other than such Contracts for which a Group Company would otherwise be the party obligated  to pay for such products or services, that are terminable thereby on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice;

(xvi)          Contracts that are a (A) settlement agreement providing for the payment of an amount in excess of $250,000 (and which amount has not been paid as of the date of this Agreement) or (B) consent or similar agreement with a Governmental Entity under which the Group Companies will have material continuing obligations (other than non-disclosure, non-disparagement or similar obligations)  following Closing and after giving effect to the Pre-Closing Reorganization;

(xvii)          Contracts that relate to the acquisition or disposition of any Person, business or material asset (other than the acquisition of equipment or products in the ordinary course of business) (i) for an aggregate consideration in excess of $1,000,000 and (ii) under which the Group Companies will have (A) material surviving indemnification obligations or (B) material “earn-out” or similar contingent payment obligations, in case of each of (A) and (B) following Closing and after giving effect to the Pre-Closing Reorganization;

(xviii)           Contracts that (A) relate to the acquisition, issuance, voting, registration, sale or transfer of any securities of any Material Transferred Subsidiary; (B) provide any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities of any Material Transferred Subsidiary; or (C) provide any Person with any right of first refusal with respect to, or right to repurchase or redeem, any securities of any Material Transferred Subsidiary;

(xix)          Any employment Contract, services Contract, or similar Contract setting forth the terms of services of any Person that is set forth in Section 3.08(a)(xix) of the Disclosure Letter;

(xx)          Contracts that are between a Group Company and any Related Party thereof that would be required to be disclosed by Seller under Item 404 of Regulation S‑K of the SEC;

(xxi)          Real Property Leases in respect of any Leased Real Property;

(xxii)          Shared Contracts (other than licenses for commercially available, off-the-shelf software); and

(xxiii)          Production Financing Agreements.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, each Material Contract and each Supplemental Business Property Contract is valid and binding on the Group Company party thereto and, to the Knowledge of the Seller, is in full force and effect, and the applicable Group Company has performed all obligations required to be performed by them under each Material Contract and each Supplemental Business Property Contract.  No Group Company has received written notice of any violation or default (nor, to the Knowledge of the Seller, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Material Contract or Supplemental Business Property Contract, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Group Companies and the Business, taken as a whole.  No Group Company is and, to the Knowledge of the Seller, no other party to any Material Contract or Supplemental Business Property Contract is, in breach of, or default under, the terms of any Material Contract, in each case except where such breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies and the Business, taken as a whole.  A copy of each Material Contract and each Supplemental Business Property Contract has been made available to Buyer and such copies are true and complete in all material respects.

Section 3.09.          Intellectual Property Rights.

(a) As of the Closing, taking into account the rights and obligations set forth in the Ancillary Agreements, the Group Companies will own all rights, title and interest in and to, or otherwise have the rights to use the Business IP necessary to conduct the Business as it is currently conducted.

(b) Section 3.09(b) of the Disclosure Letter sets forth a complete and correct list of all material (i) Patents, Marks and Copyrights registrations and pending applications (including issued patents), specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the registration or filing date; the serial or application number and registration or issue number; and the current status; and (ii) domain name registrations, in each case constituting Business IP owned by the Group Companies.

(c) As of the date of this Agreement, there are no material adverse third‑party Proceedings pending or, to the Knowledge of the Seller, threatened in writing against any Group Company, in each case alleging that the operation or conduct of the Business or use of the Business IP by the Group Companies constitutes an infringement of the IP Rights of any third party or challenging the ownership, use, validity or enforceability of any Business IP owned by the Group Companies.

(d) To the Knowledge of the Seller, no third party is infringing, misappropriating, diluting, or otherwise violating, in any material respect, any material Business IP.  As of the date of this Agreement, there are no Proceedings pending or threatened in writing by the Seller or any of its respective Subsidiaries, including the Group Companies, against any Person regarding any actual or potential infringement, dilution, misappropriation or other unauthorized use of the material Business IP.

(e) Since the Look Back Date, all Employees of the Business and independent contractors of the Group Companies who have been materially involved in the development of material Business IP owned by the Group Companies have executed non-disclosure agreements, IP Rights assignment/work for hire agreements or other written Contracts that (i) assign to the Group Companies all rights to the results and proceeds of such Person’s services, and (ii) impose confidentiality obligations on such Persons.

(f) No proprietary source code owned by the Group Companies included in the material Business IP is integrated or bundled with any software that would require or condition the use or distribution of such software on its disclosure, release, license or delivery to any third party, and no Person other than the Group Companies is in possession of any such material proprietary source code.

(g) Since the Look Back Date, (i) the Group Companies have complied in all material respects with all applicable Laws, including the California Consumer Privacy Act, and all other applicable privacy and cybersecurity laws as well as their own publicly posted rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and Processing of Personal Data (including Payment Card Industry Data Security Standard (PCI DSS)) regarding (A) Personal Data and (B) data collection, retention, transfer, and use, (ii) to the Knowledge of the Seller, the Business and the Group Companies have not experienced any material incident in which confidential information, IP Rights, or Personal Data was stolen or improperly accessed, acquired, deleted, encrypted, or used, including through any breach of security and (iii) the Group Companies have implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect Personal Data under the Group Companies’ possession or control against unauthorized access, use, loss and damage.  Since the Look Back Date, (x)  to the Knowledge of the Seller, no complaint, notice, investigation or inquiry, complaint or claims relating to the privacy or data security practices of the Group Companies has been made or reported by, or is being or has been conducted by, any Person, Governmental Entity, consumer advocacy groups, industry or trade organizations, privacy seal or certification programs, privacy groups or members of the media, and (y) no action, suit or proceeding has been asserted or commenced, or to the Knowledge of the Seller, threatened against the Group Companies alleging non-compliance with applicable Laws relating to privacy, data protection and the collection, retention, protection, transfer, use and Processing of Personal Data (including Payment Card Industry Data Security Standard (PCI DSS)) regarding (A) Personal Data and (B) data collection and use.

(h) The Group Companies have taken commercially reasonable steps (including implementing and monitoring compliance with reasonable measures with respect to technical, administrative, organizational, and physical security) to maintain and protect the integrity, security, and operation of all material IT Assets used by the Business and under the Group Companies’ possession or control and all material Business IP against loss and against unauthorized access, acquisition, use, modification, disclosure or other misuse.  The material IT Assets of the Group Companies are in working condition, sufficient for the conduct of the Business as currently conducted and since the Look Back Date have not experienced a material failure or unplanned outage, and except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Group Companies and the Business, taken as a whole, the IT Assets of the Group Companies are free of any virus, worm, Trojan horse or similar disabling code or program.

Section 3.10.          Entertainment Assets.

(a) Ownership and Control.

(i)          Section 3.10(a) of the Disclosure Letter sets forth a true and, in all material respects, complete list, as of the date hereof, of each Active Business Property for which production has commenced but not been completed.

(ii)          The database software entitled “Rightsline” (the “Rights Database”) contains, as of the date hereof, certain Rights of Exploitation with respect to Business Properties that are, as applicable, either (x) owned, controlled or licensed by the Group Companies, or (y) currently under license to any third party and/or available now or at any time in the future to be licensed by the Group Companies to third parties.  As of the date hereof, the contents of the Rights Database are true and accurate.

(b) Liens for Production Financing Debt.  Section 3.10(b) of the Disclosure Letter sets forth a true and, in all material respects, complete list, as of the date hereof, of each Business Property that is subject to any Liens securing Production Financing Debt.

(c) No Infringement.  Neither the Entertainment Assets, nor the past and current Exploitation thereof by any Group Company, in any material respect, (i) infringes, misappropriates or otherwise violates any copyright, patent, trademark, service mark or other IP Rights, including any literary, dramatic, artistic, musical, distribution, exhibition or photoplay right, of any Person, or (ii) libels, defames, violates the rights of privacy of any Person or violates any other applicable Law.

(d) Public Performance Rights. All of the material public performance rights with respect to the music contained in each Business Property are: (i) controlled by a Performing Rights Organization; (ii) in the public domain; or (iii) duly licensed or otherwise owned by a Group Company with sufficient rights to permit its public performance in connection with the exhibition of such Business Property in all media and by those means in which such Business Property is currently commercially Exploited.

(e) Credits.  The credits contained in each Top Property (other than in any Development Business Property): (i) are complete and accurate in all material respects, (ii) do not omit any Person entitled by a Material Contract to any credit for providing services in connection with such Top Property and (iii) comply with all Guild or other Contract obligations of the applicable Group Company to third parties who rendered services in connection with such Top Property.

(f) Participations.  The Group Companies have fully and timely paid, or caused to be paid, all Participations arising from revenues received from Exploitation of any Business

Property that are of a material amount and due and payable by or on behalf of the Group Companies as of the Balance Sheet Date. The Group Companies have fully and timely paid, or caused to be paid, all Participations arising from revenues received from Exploitation of any Business Property that are of a material amount and due and payable by or on behalf of the Group Companies following the Balance Sheet Date but on or before the Closing, or reserves or Liabilities on the Balance Sheet have been established for all such Participations.  No Participations payable by any Group Company in respect of any Business Property are subject to acceleration in any manner whatsoever as a result or by reason of the Transactions.  No third party entitled to any Participations of a material amount under or in connection with the Entertainment Assets has commenced, given notice of an intention to commence, or otherwise threatened in writing to commence, any audit of the Group Companies’ books and records.  No Group Company has waived or modified any of the audit rights provided for in the Contracts of the Group Companies giving rise to the Participations with respect to audit periods that remain contestable as of the Closing Date, other than closed-end “tolling agreements” entered into with Participants in the ordinary course of business. The database software entitled “Snow” (the “Participations Database”) contains a list of certain information, including certain Liabilities of the Group Companies, related to Participations of the Group Companies in respect of certain Business Properties.  As of the date hereof, the contents of the Participations Database are true and correct.

(g) Residuals.  The Group Companies have fully and timely paid, or caused to be paid, all Residuals arising from revenues received from Exploitation of any Business Property that are of a material amount and due and payable by or on behalf of the Group Companies as of the Balance Sheet Date. The Group Companies have fully and timely paid, or caused to be paid, all Residuals arising from revenues received from Exploitation of any Business Property that are of a material amount and due and payable by or on behalf of the Group Companies following the Balance Sheet Date but on or before the Closing, or reserves or Liabilities on the Balance Sheet have been established for all such Residuals.  No Residuals payable by any Group Company in respect of any Business Property are subject to acceleration in any manner whatsoever as a result or by reason of the Transactions.  There has been no breach or default of any obligation pursuant to a Collective Bargaining Agreement or any assumption agreements respecting any of the Business Properties. There are no material claims or audits that have been asserted or are threatened in writing by any Guild or union with respect to any Business Property.  To the Knowledge of the Seller, the Group Companies have entered into all Collective Bargaining Agreement-required distributor or buyer assumption agreements respecting each of the Business Properties, as and to the extent required pursuant to the applicable provisions of such Collective Bargaining Agreements. The database software entitled “Snow” (the “Residuals Database”) contains a list of certain information, including certain Liabilities of the Group Companies, related to Residuals of the Group Companies in respect of certain Business Property.  As of the date hereof, the contents of the Residuals Database are true and accurate.

(h) Derivative Rights.  Section 3.10(h) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of the Derivative Rights owned or controlled by the Group Companies with respect to each of the Top Properties.

(i) Chain of Title Documents.  Seller has made available to Buyer true, correct and, in all material respects, complete copies (including all amendments, if any) of all chain-of-title documents establishing the Group Companies’ interest in the Top Properties (collectively, the

“Chain-of-Title Documents”); provided that, (1) solely with respect to Top Properties for which the Group Companies solely acquired distribution or sales agency rights (i.e., the Top Property was neither produced nor developed by a Group Company) the Chain-of-Title Documents made available to Buyer may be limited to the documents pursuant to which such distribution or sales agency rights are accorded to a Group Company; and (2) solely with respect to Top Properties for which the Group Companies are just solely engaged to render production services on a “work for hire” basis and do not have any rights of Exploitation respecting such Top Property (i.e., the Top Property was not developed by a Group Company and the Group Company does not retain any Exploitation rights) the Chain-of-Title Documents made available to Buyer may be limited to the document pursuant to which a Group Company is engaged to render the “work for hire” production services in connection with such Top Property.  The Chain-of-Title Documents establish the Group Companies’ ownership of the Business Rights in the Top Properties, free and clear of all Liens other than Permitted Liens.

(j) Registration. No Group Company has received, nor to the Knowledge of Seller, will receive from any registration or filing office of requisite authority in any jurisdiction or any other Person, any notice from any third party terminating or purporting to terminate any material copyright assignments pursuant to 17 U.S.C. 203 or 304 and relating to the Business Rights in and to a Top Property.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Group Companies and the Business, taken as a whole, each Top Property has been developed in all material respects in accordance with all Collective Bargaining Agreements that are applicable to any Group Company with any and all Guilds.

Section 3.11.          Legal Proceedings, etc.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, there are no Proceedings pending or, to the Knowledge of the Seller, threatened in writing against the Seller or any of its respective Subsidiaries (including the Group Companies) or their respective assets, officers or directors relating to the Business; nor is there any Judgment outstanding against the Seller or any of its respective Subsidiaries or to which any of their respective Business Properties is subject.

(b) This Section 3.11 does not relate to intellectual property matters, labor and employee matters, employee benefit matters, environmental matters or Taxes, such items being the subject of Sections 3.09, 3.12, 3.13, 3.14 and 3.18, respectively.

Section 3.12.          Labor and Employee Matters.

(a) Section 3.12(a) of the Disclosure Letter contains a true and complete list of all Employees of the Business as of the date of this Agreement and sets forth for each such individual the following as of the date of this Agreement: (i) name or employee identifier, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate for exempt employees, hourly rate for nonexempt employees, (v) eligibility for, and target amount of, commission, bonus or other incentive-based compensation for the current year, (vi) current balance of accrued and unused paid vacation or paid time off, (vii) employing entity and (viii) location.

(b) There are no (and there have not been since the Look Back Date) material ongoing or, to the Knowledge of the Seller pending or threatened, strikes, work stoppages, slowdowns, walkouts, or lockouts, hand billing or picketing that involve the labor or employment relations of the Seller and its Affiliates with regard to Employees of the Business or Restructured Employees currently providing services to the Business.  There are no (and there have not been since the Look Back Date) material Proceedings asserting that the Seller and its Affiliates committed any unfair labor practice or is seeking to compel the Seller and its Affiliates to bargain with any labor union or labor organization.  The Seller and its Affiliates have satisfied all material notice, consultation, bargaining, and consent obligations owed to the Employees of the Business, Restructured Employees and Former  Employees and their representatives under applicable Law or Collective Bargaining Agreement.  Since the Look Back Date, the employers of Employees of the Business, Restructured Employees and Former Employees have not received written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety, unemployment and workers compensation insurance laws to conduct any material investigation or audit of the employers of Employees of the Business, Restructured Employees or Former Employees and, to the Knowledge of the Seller, no such material investigation or audit is in progress.

(c) With respect to the Employees of the Business and Restructured Employees, the Seller and its Affiliates are, and have been since the Look Back Date, in compliance in all material respects with all applicable Laws pertaining to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, sick leave, vacation, and paid time off, medical leave and other leaves of absence, occupational safety and health, workers compensation, equal employment opportunity, discrimination, harassment, and retaliation Laws, including as to age, race, sex, gender, disability and other protected categories, immigration control, employee and worker classification, whistleblowing, information privacy and security, plant closings and layoffs, payment and withholding of Taxes, employment record keeping and posting requirements, and continuation coverage with respect to group health plans (collectively, “Labor Laws”).  No material claim, complaint, charge or investigation for Labor Laws is currently filed or pending or, to the Knowledge of the Seller, threatened against the Seller or its Affiliates, with respect to the Employees of the Business or Restructured Employees, under applicable Law, including Labor Laws.

(d) Since the Look Back Date, there has been no material claim (internally or otherwise) that any Employee of the Business, Restructured Employee or Former Employee of the Business has engaged in sexual harassment or similar misconduct.  Since the Look Back Date, the Seller or its Affiliates have not entered into any material settlement agreement related to allegations of sexual harassment or similar misconduct by any Employee of the Business, Restructured Employee or Former Employee of the Business.

(e) Since the Look Back Date, (i) the Group Companies have not been involved with or been the employer-of-record in connection with a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN

Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility involved with the Business, and (iii) the Seller or its Affiliates have not engaged in layoffs or employment terminations related to the Business sufficient in number to trigger any unsatisfied obligations under any similar state, local or foreign applicable Law.

Section 3.13.          Employee Plans.

(a) Section 3.13(a) of the Disclosure Letter lists, as of the date of this Agreement, each Assumed Benefit Plan and each other material Business Employee Benefit Plan.

(b) With respect to each material Business Employee Benefit Plan, true and complete copies of (i) all plan documents (including all amendments and modifications thereof), (ii) a summary of material terms of any unwritten material Business Employee Benefit Plan, (iii) IRS determination letters for each Business Employee Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code, (iv) the most recent summary plan description and summary of material modifications, (v) compliance and nondiscrimination tests for the most recent plan year for which such test is completed and available, (vi) copies of the IRS Form 5500 reports filed for the most recent plan year for which such report is completed and available and (vii) since the Look Back Date, material reports and correspondence relating to any government audits or documentation of any material claims or disputes or pending or threatened litigation, in each case have been made available to Buyer as of the date of this Agreement, as applicable.

(c) Each Assumed Benefit Plan that is sponsored or maintained by the Seller or one of its Affiliates (and each related trust, insurance contract or fund) has been maintained, contributed to, funded, operated and administered in all material respects in accordance with the terms of such Assumed Benefit Plan and in accordance with applicable Law.  With respect to each applicable Business Employee Benefit Plan, the Seller and its Affiliates (as applicable) are in material compliance with the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or regulations thereunder and with respect to any applicable Assumed Benefit Plan, neither the Seller nor any of its ERISA Affiliates has any material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA or any state law governing health care coverage extension or continuation.

(d) The Internal Revenue Service has issued a favorable determination letter, or for a prototype plan, opinion letter, with respect to each Business Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code and the related trust that has not been revoked, and, to the Knowledge of Seller, there are no existing circumstances or events that have occurred since the date of such letter from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such plan or the exempt status of any related trust.  Each Business Employee Benefit Plan maintained outside of the United States that is required to be registered has been registered (and where applicable accepted for registration) and has been maintained in all material respects in good standing with applicable Governmental Entities.

(e) With respect to each Assumed Benefit Plan, there are no material claims (other than routine claims for benefits in the ordinary course) and no such claims are pending or, to the

Knowledge of the Seller,  threatened and, no facts or circumstances exist that would reasonably be expected to give rise to any such claims.  With respect to each Assumed Benefit Plan, there is no material suit or similar action ongoing, or to the Knowledge of the Seller, pending or threatened, and no material administrative investigation, audit or other administrative proceeding has been instigated, or, to the Knowledge of the Seller, threatened, by the Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation (“PBGC”), the IRS or other Governmental Entity.

(f) With respect to each Assumed Benefit Plan, all contributions required to be made thereto by the Seller or its Affiliates (including any amounts withheld from employees’ paychecks with respect to the applicable Assumed Benefit Plan), premiums and expenses (excluding any IBNR Liability) have been timely made in accordance with the terms of the applicable Assumed Benefit Plan and with applicable Law in all material respects, or to the extent not yet due for the period ending on the Closing Date, have been properly accrued by the Seller or its Affiliates in accordance with applicable accounting practices.  Except as disclosed in writing to the Buyer prior to the date hereof, there has been no amendment to, written interpretation of or announcement (whether or not written) by a Group Company with respect to, nor, to the Knowledge of the Seller, do there exist any facts or circumstances relating to any Assumed Benefit Plan that would increase materially the expense of maintaining such Assumed Benefit Plan.  With respect to any self-insured welfare benefit plan, the Group Companies do not have any Liability, and no do not have any outstanding or potential claims for benefits that were incurred on or prior to the Closing Date (other than IBNR Liability), that are not covered by a fully insured stop loss policy or for which a sufficient amount of assets have not been accrued or reserved and reflected on the  Financial Statements to cover such claims.  With respect to any Business Employee Benefit Plan, no event has occurred and, to the Knowledge of Seller, no condition exists that would subject a Group Company, either directly or by reason of its past or current affiliation with any ERISA Affiliate of the Seller, to any material Tax, lien, or other material liability imposed by ERISA, the Code or other applicable Laws, which has not otherwise been accrued or reserved and reflected on any Group Company’s Financial Statements to cover such claims.

(g) No Group Company or their ERISA Affiliate currently, or at any time during the past six years, sponsored, maintained or contributed to (i) an “employee pension benefit plan” as defined in Section 3(2) of ERISA subject to Part III of Title I or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer pension plan”, as defined in Section 3(37) of ERISA or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, in each case, for which any Group Company may have any Liability following the Closing Date.  No Assumed Benefit Plan is an “employee pension benefit plan” as defined in Section 3(2) of ERISA, a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code or a “qualified asset account” within the meaning of Section 419A of the Code.

(h) None of the Group Companies or, with respect to any Former Employee of the Business, the Seller or any of its Affiliates, has any obligation to provide post-employment, post-service or retiree health benefits or life insurance coverage, except for health continuation coverage required by COBRA.

(i) None of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event) will (i) entitle any Employee of the Business to any material severance benefits or any other material payment including, but not limited to, golden parachute payments or benefits, bonuses or other compensation, under any Assumed Benefit Plan, (ii) accelerate the time of payment, vesting or funding or materially increase the amount of any compensation or benefits due any Employee of the Business or trigger any other material obligation, in each case, under any Assumed Benefit Plan or (iii) create any limitation or restriction on the right of Buyer or its Affiliates to merge, amend or terminate any Assumed Benefit Plan or result in the breach or violation of or default under any Assumed Benefit Plan.  Neither the Seller or any of its Affiliates is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax legal requirements) to an Employee of the Business.

(j) Each Assumed Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) (hereinafter referred to as a “Business NQDP”) has been maintained, as to both form and operation, in compliance with Section 409A of the Code in all material respects.  None of the Group Companies has any liability, or is a party with respect to any agreement, which provides for any gross-up of Taxes under Section 409A(a)(1) of the Code.

Section 3.14.          Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, (a) the Group Companies are in material compliance with Environmental Laws, (b) neither the Seller nor any of its Subsidiaries has received any written communication in the past three (3) years from any Person alleging that any Group Company is in violation of or has any liability arising under any Environmental Law, except to the extent the substance of any such communication has been materially resolved, (c) the Group Companies have obtained all approvals and permits required under Environmental Laws to conduct the Business as conducted as of the date of this Agreement (“Environmental Permits”) and are in compliance with all terms and conditions of such Environmental Permits, and (d) none of the Group Companies is subject to any pending or, to the Knowledge of the Seller, threatened Proceedings pursuant to any Environmental Law against itself or any Person whose liability the Group Companies have contractually assumed.

Section 3.15.          Absence of Certain Developments.  Since July 2, 2023 (the “Balance Sheet Date”), other than with respect to or in connection with the Transactions, (a) the Business has been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, (b) there has not occurred any event, change or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect and (c) no Group Company has taken any action that, if taken after the date of this Agreement but prior to the Closing, would require the prior written consent of Buyer pursuant to clause (vi), (vii) or (x) of Section 6.01(b).

Section 3.16.          Sufficiency of Assets.  Except for the exclusion of general corporate-level support and administrative services that are not unique to the Business and are currently provided by the Seller and its Subsidiaries (other than the Group Companies), and taking into account all services and rights to be delivered or given pursuant to the Transition Services Agreement and assuming that all consents set forth in Section 3.06 of the Disclosure Letter have been obtained, at the Closing, the Group Companies will own or have the right to use all assets, including, without limitation, all Business Properties and all In-Scope Assets that are necessary to conduct the Business immediately following Closing in materially the same manner as the Business has been conducted since the Look Back Date and is conducted as of the date hereof.

Section 3.17.          Brokerage Fees.  Except for fees payable to J.P. Morgan Securities LLC and Centerview Partners LLC (which fees are payable by the Seller), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Seller or any of its Subsidiaries (including the Group Companies).

Section 3.18.          Taxes.

(a) All income and other material Tax Returns filed or required to be filed with any Governmental Entity by or on behalf of each Group Company have been duly and timely filed (taking into account any automatic extensions), are true, correct, complete and accurate in all material respects and were prepared in substantial compliance with applicable Law.

(b) All income and other material Taxes required to have been paid by or on behalf of each Group Company have been duly and timely paid in full.

(c) All material Taxes required to have been withheld or collected by each Group Company have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Entity, and the Group Companies have complied in all material respects with all information reporting and withholding provisions of applicable Law.

(d) There are no material Liens for Taxes on the assets of the Group Companies (other than Liens for current Taxes that are not yet due and payable).

(e) There are no ongoing, pending or, to the Knowledge of the Seller, threatened audits, examinations, deficiencies, assessments, contests or other Proceedings with respect to income or other material Taxes of any Group Company.  No Governmental Entity has asserted any claim, assessment or deficiency for Taxes of any Group Company that has not been paid in full.

(f) None of the Group Companies have engaged in any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) (or any comparable or similar provision of non-U.S., state or local Tax Law).

(g) None of the Group Companies have been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any comparable or similar provision of non-U.S., state or local Tax Law).

(h) None of the Group Companies have extended or waived any statute of limitations or other period for the assessment of any Tax or deficiency, and no request for any such waiver or extension is pending.

(i) None of the Group Companies (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangements (other than customary commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), (ii) is or has been, a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, or a member of a combined, consolidated, unitary or other similar group for state, local, or non-U.S. Tax purposes (other than a group the common parent of which is or was a Seller Party), (iii) is bound by a closing agreement pursuant to Section 7121 of the Code or other similar agreement with any Governmental Entity, or (iv) has any Liability for Taxes of any other Person (including any predecessor, but excluding the Group Companies) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), by operation of Laws, Contract or otherwise (other than pursuant to customary commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes).

(j) None of Buyer or its Affiliates, or the Group Companies, will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (vi) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) as a result of any change in accounting method with respect to a Pre-Closing Tax Period, (vii) recapture of loss pursuant to Treasury Regulations Section 1.1503(d)-6(h) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), or (viii) transactions effected or investments made prior to the Closing that result in taxable income pursuant to Section 951(a) or 951A of the Code (or any similar provision of state, local or non-U.S. Laws).  None of the Group Companies uses the cash receipts and disbursements method of accounting for federal or applicable state, local or non-U.S. income Tax purposes.  None of the Group Companies will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(k) No claim has been made in writing by any Governmental Entity in a jurisdiction in which any Group Company does not file a Tax Return to the effect that such Group Company was required to pay Taxes or file a Tax Return in such jurisdiction.

(l) No Group Company is a partner for income Tax purposes with respect to any joint venture, partnership, or other written arrangement or contract which is or is properly treated as a partnership for income Tax purposes.

(m) No Group Company has conducted a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty) or has a taxable presence in a country other than the country in which it was formed.

(n) No Group Company has received a private letter ruling, technical advice memorandum or similar agreement nor have rulings been requested, entered into or issued by any Governmental Entity.

(o) The unpaid Taxes of the Group Companies do not materially exceed the reserve for Tax Liability (rather than any deferred Taxes established to reflect timing difference between book and Tax income) set forth on the face (rather than in any notes thereto) of the Financial Statements, in each case, as of the date of such financial statements, and do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Group Companies in filing their Tax Returns.

(p) No Group Company has requested or received any Tax rulings, or entered into any Tax arrangements with any Governmental Entity, or received or benefited from any Tax exemption, Tax holiday or other Tax reduction agreement or order, or other special Tax regime (each a “Tax Incentive”).  Without limiting the foregoing, the Department of Canadian Heritage has not revoked, modified, amended or otherwise altered that certain 2019 Department of Canadian Heritage Opinion, nor has any member of the Seller Group caused or consented to (including by exercising its rights under the eOne Canada Shareholders Agreement) any Group Company’s capital structure, governance, management or operations of EOCL that are inconsistent with, or could result in the revocation or termination of, the 2019 Canadian Heritage Opinion.

(q) No Group Company has applied for assistance or otherwise received any amount or elected (through action or inaction) to benefit from any tax relief, including tax credits and tax deferrals, under any COVID-19 Measures.

(r) No Group Company is, or ever has been at any time during the past five (5) years, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code.

(s) Section 3.18(s) of the Disclosure Letter sets forth the U.S. federal (and applicable U.S. state and local) income tax classification of each Group Company that has a classification other than its default classification.

(t) Except as expressly contemplated by the Pre-Closing Reorganization: (i) none of the Seller Parties (or any of their respective “regarded tax owners” for U.S. federal income Tax purposes) has ever made any election to change its tax classification for U.S. federal income Tax purposes (including to become a “disregarded entity” for U.S. federal income Tax purposes), and (ii) with respect to any regarded tax owner referenced in the preceding clause, at no time since its formation has such regarded tax owner held a direct or indirect interest in a United States person within the meaning of Section 7701(a)(30) of the Code.

(u) For purposes of this Section 3.18, each reference to any Group Company shall be deemed to reference such Person’s predecessors and any Person to which such Person is a successor-in-interest thereof.

Section 3.19.          Insurance.  The Seller has made available to Buyer summaries of all material insurance policies covering the Business in effect on the date hereof.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, the insurance policies provide reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Business.  As of the date of this Agreement, to the Knowledge of Seller, (a) there is no material claim pending under any of the insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, (b) the insurance policies are in full force and effect, (c) all premiums due with respect to the insurance policies have been paid, and (d) neither the Seller nor any of its Subsidiaries have received a written notice of termination of any of the insurance policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole.

Section 3.20.          International Trade.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, (a) since the Look Back Date, the Group Companies have been in compliance with all applicable International Trade Laws; (b) to the Knowledge of Seller, as of the date of this Agreement, no Group Company is under internal or Governmental Entity investigation for any material violation of any International Trade Laws or has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any International Trade Laws; (c) since the Look Back Date, no Group Company has received written notice from any Governmental Entity alleging any breach, violation, or conflict with respect to any governmental authorization under International Trade Laws, the substance of which has not been resolved; and (d) since the Look Back Date, no Group Company has made any voluntary or compelled disclosure to any Governmental Entity with respect to any alleged potential violation or Liability of a Group Company arising under or relating to any International Trade Laws.

Section 3.21.          Anti-Corruption; Sanctions.

(a) The Group Companies, and, to the Knowledge of Seller, their respective directors, managers, officers and employees authorized to act on their behalf are, and have been since the Look Back Date, in compliance with the U.S. Foreign Corrupt Practices Act, The Corruption of Foreign Public Officials Act, the Bribery Act 2010 and all other applicable anti-bribery and anti-corruption Laws maintained in the jurisdictions in which the Group Companies do business.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, no Group Company has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, in each case, in violation of any Sanctions.  No Group Company, or any director, manager, officer or employee thereof, is a Sanctioned Person.

(c) As of the date of this Agreement, there are no Sanctions-related Proceedings pending or, to the Knowledge of Seller, threatened against any Group Company or, to the Knowledge of Seller, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

Section 3.22.          Related Party Transactions.  There are no, and since the Look Back Date there have been no, Contracts or transactions between a Group Company, on the one hand, and any Related Party thereof (other than a Group Company) or other Person(s), on the other hand, of a nature that would be required to be disclosed by Seller under Item 404 of Regulation S‑K of the SEC.

Section 3.23.          Accounts Receivable; Accounts Payable; Notice of Pending Transaction.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, (i) the accounts receivable (including, for the avoidance of doubt, Tax Credit receivables, accrued income and financing receivables) reflected on the Balance Sheet and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the Group Companies in the ordinary course of business, and (ii) constitute only valid, undisputed claims of the Group Companies not subject to claims of set-off or other defenses or counterclaims.  The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Group Companies have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.  To the Knowledge of Seller, no account debtor has refused or threatened to refuse to pay its obligations for any reason, no account debtor is insolvent or bankrupt, and, except with respect to Production Financing Debt, no account receivable is pledged to any third party.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, (i) the accounts payable reflected on the Balance Sheet and the accounts payable arising after the date thereof have arisen from bona fide transactions entered into by the Group Companies in the ordinary course of business, (ii) the Group Companies have not written-off or reversed any accounts payable or liability reserves in a manner inconsistent with prior practice and (iii) the accrued expenses reflected on the Balance Sheet or accrued after the date thereof have arisen from bona fide transactions entered into by the Group Companies in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and the Business, taken as a whole, since the Balance Sheet Date, there has been no acceleration of the collection of accounts receivables, or undue delays in the payment of accounts payable.

(d) All material payments made to a Group Company in connection the Business are paid into one or more bank accounts owned and controlled by a Group Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller as follows:

Section 4.01.          Buyer’s Organization; Power; Execution.  Buyer is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation.  Buyer has all requisite power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby.  Buyer has, or will have at the Closing, all requisite power and authority to execute and deliver each Transaction Document (other than this Agreement) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement) to which it is or will be a party.  This Agreement has been duly authorized by all necessary action on the part of Buyer and has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Seller, constitutes a valid and legally binding obligation of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.  Each of the Transaction Documents (other than this Agreement) has been duly authorized by all necessary action on the part of Buyer and has been, or will be at the Closing, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of such Transaction Document by the other party thereto, constitutes or will constitute a valid and legally binding obligation of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

Section 4.02.          Consents and Approvals; Absence of Violation or Conflicts.  Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer, nor the consummation by Buyer of the Transactions nor compliance by Buyer with any of the provisions hereof or thereof, shall: (i) conflict with or result in any breach of any provisions of the certificate of incorporation, by-laws or similar organizational documents of Buyer, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the HSR Act, Competition Act Approval and any other applicable antitrust or competition Law, (b) in connection with any applicable Foreign Investment Law and (c) where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not adversely affect, in any material respect, the ability of Buyer to consummate the Transactions, (iii) assuming compliance with the matters referred to in clause (ii) of this Section 4.02, violate in any material respect any material Law or Judgment applicable to Buyer or (iv) result in a material violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, any material Contract to which Buyer is a party or by which any of its properties is bound, except as would not, individually or in the aggregate, adversely affect, in any material respect, the ability of Buyer to consummate the Transactions.

Section 4.03.          Litigation.  There are no Proceedings pending or, to the Knowledge of Buyer, threatened concerning Buyer or any of its Affiliates, nor is there any Judgment outstanding against Buyer or any of its Affiliates or to which any of their respective properties is subject, in each case, relating to the Transactions.

Section 4.04.          Sufficiency of Funds.  Buyer will have on the Closing Date, funds sufficient to satisfy all of Buyer’s obligations under this Agreement (including the obligations under Article II), to pay any other amounts required to be paid by Buyer in connection with the consummation of the Transactions and pay all related fees and expenses owing by Buyer on the Closing Date.

Section 4.05.          Brokerage Fees.  Except for fees payable to Jefferies LLC (which fees are payable by Buyer), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer or any Affiliate thereof.

Section 4.06.          Securities Act.  The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the Securities Act, or under other applicable securities Laws.

ARTICLE V
CONDITIONS TO CLOSING

Section 5.01.          Conditions Precedent to Buyer’s and the Seller’s Obligations on the Closing Date.  The obligation of each of Buyer and the Seller to consummate the Transactions is subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may to the extent permitted by applicable Law be waived in whole or in part with the mutual consent of Buyer and the Seller):

(a) (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) Competition Act Approval shall have been obtained.

(b) No applicable Law or Judgment enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition (collectively, “Restraints”) making illegal or otherwise restraining or prohibiting the consummation by Buyer and the Seller of the Transactions shall be in effect.

Section 5.02.          Conditions Precedent to Buyer’s Obligations on the Closing Date.  The obligation of Buyer to consummate the Transactions is subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Buyer in writing):

(a) (i) Each Fundamental Representation shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct in all material respects as of such specific date only), (ii) the representation and warranty of the Seller contained in Section 3.15(b) shall be true and correct in all respects as of the Closing Date as if made on and as of such date and (iii) each other representation and warranty of the Seller contained in this Agreement, without giving effect to any materiality or “Material Adverse Effect”

qualifications therein, shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Seller shall have performed in all material respects all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by the Seller at or before the Closing.

(c) The Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of the Seller to the effect that each of the conditions specified above in Sections 5.02(a) and (b) is satisfied in all respects.

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect.

(e) The Pre-Closing Reorganization shall have been consummated in all material respects consistent with the Reorganization Plan.

(f) Buyer shall have received each of the closing deliverables set forth in Sections 2.06(a), (c), (e), (f), (h), (i), Section 2.08 and Section 2.09(a).

Section 5.03.          Conditions Precedent to the Seller’s Obligations on the Closing Date.  The obligation of the Seller to consummate the Transactions is subject to the fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by the Seller in writing):

(a) (i) Each representation and warranty of Buyer contained in Sections 4.01 and 4.05 shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct in all material respects as of such specific date only) and (ii) each other representation and warranty of Buyer contained in this Agreement, without giving effect to any materiality or material adverse effect qualifications therein, shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or as would prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(b) Buyer shall have performed in all material respects all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by Buyer at or before the Closing.

(c) Buyer shall have delivered to the Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 5.03(a) and (b) is satisfied in all respects.

(d) The Seller (or one or more of its designees) shall have received the Closing Date Amount in accordance with Section 2.03.

Section 5.04.          Frustration of Closing Condition.  Neither the Seller nor Buyer may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.03(a).

ARTICLE VI
CERTAIN COVENANTS

Section 6.01.          Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, except (i) as otherwise permitted or required by this Agreement or required by applicable Law or Judgment, (ii) for any good faith commercially reasonable action or inaction of the Seller or any of its Subsidiaries in response to the SAG-AFTRA Strike or the WGA Strike (provided that Seller shall, to the extent reasonably practicable, consult with Buyer prior to taking such action) or (iii) as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller agrees to (and to cause the Group Companies to) use commercially reasonable efforts to run the Business in the ordinary course of business; provided that no action by the Seller or any of its Subsidiaries specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, except (x) as otherwise permitted or required by this Agreement, required by applicable Law or Judgment, (y) required to effect the Pre-Closing Reorganization or (z) consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall not, and shall cause its Subsidiaries not to, take any of the following actions with respect to a Group Company or the Business:

(i)          amend in any material respect the charter, bylaws or similar organizational documents of any Group Company, except as required in connection with any matters permitted under Section 6.01(b)(xiv);

(ii)          issue, sell, or dispose of, or authorize the issuance, sale or disposal of (A) any capital stock of or other equity interests in any Group Company, (B) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire membership interests or other equity securities of the Group Companies, or any one of them, or (C) any securities, instruments or obligations that are or may become convertible into or exchangeable for membership interests or other equity securities of the Group Companies, or any one of them, except in each case for issuances of capital stock or of other equity interests by any Group Company to the Seller or any of the Selling  Subsidiaries (or the Group Companies);

(iii)          declare, set aside or pay any dividend on, or make any other distribution in respect of, any Transferred Equity Interests, except for dividends or distributions (A) from any Group Company to another Group Company, (B) of cash by the Group Companies or (C)  by the Group Companies to the Seller or a Selling Subsidiary to pay off intercompany Indebtedness;

(iv)          adopt, extend, amend or terminate any Business Employee Benefit Plan with respect to any employee who is an Employee of the Business or otherwise increase the compensation or benefits of any such employee, except (A) as required by any Business Employee Benefit Plan, Collective Bargaining Agreement or other binding agreement, in each case, existing on the date of this Agreement, or with respect to employees with annualized base compensation less than $250,000, in the ordinary course of business consistent with past practice or (B) pursuant to arrangements that will not result in any Liability under this Agreement or otherwise to Buyer or its Affiliates;

(v)          (A) hire any new Employee of the Business, other than Employees of the Business (x) whose services are necessary to conduct the Business in the ordinary course and (y) where permitted by applicable Law, are at-will and not subject to any binding employment Contract, services Contract, or similar Contract where permitted by applicable Law, (other than, outside the United States, a standard employment Contract utilized by the Business for other similarly situated employees, with a term limited to the extent permissible under applicable Law and provided that no discretionary post-term compensation is offered to such new Employee of the Business), or (B) grant any severance or termination pay to any Employee of the Business that is payable by any Group Company following the Closing, except in accordance with any Group Company’s current severance policies or where reasonably necessary to secure a release of claims;

(vi)          make any material change in any of the present financial accounting methods and practices of any Group Company other than as may be appropriate to conform to GAAP or as may be required by applicable Law;

(vii)          pledge, sell, lease, transfer, license, assign, abandon, dispose of or otherwise make subject to a Lien (other than any Permitted Liens) any material assets of the Business, including any material In-Scope Assets, other than (A) sales of products, goods or services in the ordinary course of business, (B) subject to Section 6.01(b)(xiii)(C), ordinary course assignments, non-exclusive licenses or transfers of Business IP, (C) lapse, abandonment, cancellation or dispositions of obsolete, worn-out or other assets that are no longer used or useful in the operation or conduct of the Business, (D) Contracts that provide for the distribution of programming services or content of the Group Companies entered into in the ordinary course of business, (E) transactions among any of the Group Companies or (F) to secure Indebtedness permitted under Section 6.01(b)(ix);

(viii)          to the extent relating to the Business, waive any material claims or rights of material value held by any Group Company;

(ix)          (A) create, incur, assume or guarantee any Indebtedness for borrowed money owed by any Group Company, except for Indebtedness not exceeding $100,000 in the aggregate at any time outstanding, (B) subject to Section 6.01(d) below, greenlight any new film or scripted television project or (C) greenlight any new unscripted project (other than any such unscripted project for which a Group Company is only providing production services pursuant to a production services agreement or similar Contract);

(x)          acquire any business or Person, by merger or consolidation, purchase of substantial assets, properties, rights or equity interests, or by any other manner, in a single transaction or a series of related transactions, make any capital contribution to any Person, or make any investment in any Person, other than any acquisitions, capital contributions or investments that does not exceed $500,000, provided that the total amount does not exceed $1,000,000 in the aggregate;

(xi)           make any loans to any other Person (other than the Group Companies) in excess of $250,000 in the aggregate;

(xii)          make, authorize or enter into commitments to make capital expenditures in excess of $250,000 in the aggregate, other than to the extent required by any existing Real Property Leases;

(xiii)          (A) enter into, terminate, materially modify or materially amend any Material Contract, other than (1) in the ordinary course of business, or (2) in connection with the expiration or renewal of any Material Contract in accordance with its terms, (B) enter into any Contract that, if entered into as of the date hereof, would have been required to be disclosed pursuant to Sections 3.08(a)(iii), (v), (vi) (provided, the threshold set forth therein shall be deemed to be $500,000 in lieu of $1,500,000), (vii), (viii), (ix), (x), (xi), (xviii), or (xxii), or (C) enter into any Contract that would bind Buyer or any Affiliate thereof (excluding the Group Companies);

(xiv)          except as contemplated by the Reorganization Plan, adopt or enter into, or permit to be adopted or entered into, a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Group Company;

(xv)          cancel, surrender, terminate or fail to renew, any Licenses that are material to the Group Companies, taken as a whole;

(xvi)          commence or settle any Proceeding other than those (A) covered by Section 11.02(d), or (B) that do not involve (x) the payment by the Group Companies of monetary damages in excess of $250,000 in any instance or $500,000 in the aggregate, or (y) the imposition of non-monetary obligations (other than customary confidentiality obligations) on the Group Companies that are material to the Group Companies and the Business, taken as a whole;

(xvii)          conduct or effectuate terminations of employees: (A) within thirty (30) days of the date that the Closing Date is reasonably expected to occur that implicate the WARN Act at any “single site of employment,” one or more “facilities or operating units” within a single site of employment, or a “covered establishment” at which Employees of the Business are employed (or to which to they report, if remote) (collectively “Locations”); or (B) that do not implicate the WARN Act at a Location, in either case without notifying Buyer prior to the Closing Date of the specifics of the terminations, including the physical address of the Location, the number of affected employees, the number of the employees at each such Location as of the date of terminations, the dates of the terminations, the date WARN notice was provided, if such notice was required, and any information Buyer requires to assess the implications of such actions on Buyer on or after the Closing Date;

(xviii)     permit coverage under any material insurance policy relevant to the Business to lapse or take any action that would make any such material insurance policy void or voidable;

(xix)          with respect to the Group Companies, make, change or revoke any income or other material Tax election or change any method of accounting for income or other material Tax purposes, file any amended Tax Return, surrender any right to claim a refund of material Taxes, request or consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment, or settle any Tax claim or assessment; provided, however, that nothing in this Section 6.01(b)(xix) shall prevent the Seller from taking any action made in accordance with past practice and applicable Law with respect to their respective Consolidated Tax Returns or in accordance with the Pre-Closing Reorganization;

(xx)          terminate the employment of any Employee of the Business other than (A) for “cause” (as such term is defined in the employment Contract, services Contract, or similar Contract to which such Employee of the Business is a party with the applicable Group Company, or if such Employee of the Business is not party to an employment Contract, services Contract, or similar Contract with a Group Company, or such term is other otherwise utilized therein, in accordance with applicable Law), (B) any employee Seller intends to treat as a Restructured Employee or (C) Employees of the Business with annualized base compensation less than $200,000 in the ordinary course of business consistent with past practice; or

(xxi)          agree, whether in writing or otherwise, to do any of the foregoing.

(c) Nothing contained in this Agreement or any Ancillary Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Group Companies or the Business prior to the Closing.

(d) Subject to the limitations set forth in Section 6.01(b), the Group Companies may continue to greenlight new film or scripted television projects in the ordinary course of business, consistent with past practice, provided that, unless, at the time of greenlighting of any such new project, the Group Companies have elected to seek from Buyer, and Buyer has provided  Buyer’s prior written consent to the greenlighting of such new project (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall have the right to elect to either (i) treat such new project as an In-Scope Asset for all purposes hereunder or (ii) treat such new project as an Out-of-Scope Asset for all purposes hereunder; provided, however, that the provision of this Section 6.01(d) shall not apply to the greenlighting of  new, subsequent seasons of existing scripted and unscripted television series that otherwise are included as Business Properties hereunder.

(e) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, except (x) as otherwise permitted or required by this Agreement, required by applicable Law or Judgment, (y) required to effect the Pre-Closing Reorganization or (z) consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), with respect to the Canadian (and other) tax credits and other governmental and non-governmental incentives (the “Production-Related Incentives”), (A) the Seller and its Affiliates (including the Group Companies) shall: (i) make timely application for, and pursue all claims for, all such Production-Related Incentives; (ii) timely provide all required supporting documentation, and cooperate with any audits of submitted qualifying costs, as may be required by any applicable governmental issuer of (or any designated administrator of) such Production-Related Incentives; (iii) to the extent that such Production-Related Incentives relate to film or television programs that are still in production or are yet to be produced, not make any changes in the location(s) for the production and/or post-production thereof, or make any change(s) to the production plan therefor, that would result in a material loss of such Production-Related Incentives; (iv) in addition to the foregoing clauses (i) through (iii) and the following clauses (v) through (vi), with respect to any Production-Related Incentives that are tied to the applicable film or television program satisfying the “Canadian content” provisions of any applicable Canadian Production-Related Incentive program, make any changes to the individual “producer” of such film or television program or make any changes to the other above-the-line or below-the-line talent therefor that would cause such film or television program to fail to satisfy the “Canadian content” requirements for accessing Production-Related Incentives under such Canadian production incentive program; (v) utilize a production entity in a form and organized in a jurisdiction that qualifies for receipt of all such Production-Related Incentives; and (vi) not sell, pledge, waive and/or divest such Seller and/or its Affiliate of the right to receive such Production-Related Incentives and (B) the Seller and its Affiliates (including the Group Companies) shall not cause or consent to (including exercising its rights under the eOne Canada Shareholders Agreement) any changes to the capital structure, governance, management or operations of EOCL or any of its direct or indirect subsidiaries that could reasonably be expected to result in the revocation or termination of, the 2019 Canadian Heritage Opinion.

Section 6.02.          Publicity.  No party to this Agreement shall, and each party shall cause its Affiliates and representatives not to, (a) originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties or (b) respond to any inquiries or other communications with a third party relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other parties (not to be unreasonably withheld, conditioned or delayed) whether or not named in such publicity, news release or other similar public announcement or such response, inquiries or other communication, except the parties may originate any such publicity, news release or other similar public announcement or respond to any such inquiries or other communication as may be required by applicable Law, regulation or any listing or trading agreement concerning its publicly traded securities; provided that in such event, the party issuing the same shall still be required, to the extent reasonably practicable and permitted by such Law, regulation or agreement, to consult with the Seller or Buyer (as applicable), whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other parties to comment thereon and, after its release, shall provide the other parties with a copy thereof.  Notwithstanding the foregoing, or anything else set forth in this Agreement, (i) this Section 6.02 shall not apply to any press release, response or other public statement made by any of the parties hereto which (x) is consistent with the terms of this Agreement and prior public announcements in relation to the Transactions and does not contain any information relating to the Seller, the Group Companies or Buyer that has not been previously announced or made public in accordance with the terms of this Agreement or (y) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions (ii) each of the Seller and Buyer may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions and (iii) following the Closing, Buyer shall be entitled to identify itself to third parties as the purchaser of the Business in order to successfully effect the transfer of the Business and conduct the Business in the ordinary course.

Section 6.03.          Commercially Reasonable Efforts; Regulatory Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 6.03(b) below, the Seller and Buyer shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein, including in Section 6.03(b)) to (i) provide notices and obtain consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties, (ii) as soon as reasonably practicable, make all necessary registrations, declarations, submissions and filings with respect to this Agreement and the Transactions required under any applicable Law, (iii) take the actions set forth on Section 6.03(a) of the Disclosure Letter and (iv) take, or cause to be taken, all other actions, and to do, or cause to be done, all things, in each case as is necessary or advisable to consummate the Transactions as soon as reasonably practicable following the date of this Agreement.  For the avoidance of doubt, providing the notices and obtaining the consents, approvals, authorizations, qualifications or orders, each as described in the first sentence of this Section 6.03(a), are not conditions to the consummation of the Closing solely by virtue of inclusion in this Section 6.03(a).  In addition to the foregoing, Buyer agrees to, and to cause its Affiliates to, provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party to whom notice is provided or whose consent or approval is sought hereunder.  Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other parties such necessary information and assistance as such other parties may reasonably request in connection with the foregoing.

(b) Each of the parties hereto agrees to, and to cause its Affiliates to, (i) (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days following the date hereof, (B) cooperate to jointly make a request for an advance ruling certificate (or, in the alternative, a no-action letter) pursuant to Section 102 of the Competition Act, with respect to the within Transactions, which request for an advance ruling certificate shall be filed by the Buyer on behalf of the parties fifteen (15) Business Days following the date hereof; and (C) make an appropriate filing of a notification pursuant to Section 114 of the Competition Act with respect to the Transactions within ten (10) Business Days following the date on which the request for an advance ruling certificate is made pursuant to Section 6.03(b)(i)(B) above, unless the parties agree otherwise in writing, (ii) use commercially reasonable efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, Competition Act Approval, such other antitrust and competition Laws and Foreign Investment Laws and (iii) use commercially reasonable efforts to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all clearances, consents or other approvals under any antitrust and competition Laws and Foreign Investment Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions prior to the Outside Date. Without limiting the foregoing, Buyer shall use commercially reasonable efforts to promptly take, or cause to be taken, any and all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act, to obtain Competition Act Approval, or to obtain approval under any other antitrust or competition Law or Foreign Investment Law or to obtain any other clearance, consent or other approval under antitrust and competition Laws and Foreign Investment Laws, and resolve any objections asserted with respect to the Transactions under the HSR Act, the Competition Act, or any applicable Law raised by any Governmental Entity in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Judgment that would prevent, prohibit, restrict or delay the consummation of the Transactions; provided, that, notwithstanding anything to the contrary in this Agreement, Buyer shall not be required to (i) (A) propose or execute settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person, (B) sell, divest or otherwise convey or hold separate particular assets or categories of assets or businesses of Buyer or any of its Affiliates (including, after the Closing, the Group Companies), or propose to take such actions, (C) agree to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Business contemporaneously with or subsequent to the Closing, (D) permit the Seller to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Business prior to the Closing, (E) terminate existing relationships, contractual rights or obligations of any Buyer or any of its Affiliates (including, after the Closing, the Group Companies), (F) terminate any joint venture or other arrangement, (G) create any relationship, contractual right or obligation of Buyer or any of its Affiliates (including, after the Closing, the Group Companies) or (H) effectuate any other change or restructuring of Buyer or any of its Affiliates (including, after the Closing, the Group Companies) (and, in each case, enter into agreements or stipulate to the entry of any Judgment by, or file appropriate applications with, any Governmental Entity in connection with any of the foregoing and, in the case of actions by or with respect to the Business, by consenting to such action by the Seller (including any consents required under this Agreement with respect to such action)); provided, further, that Buyer shall consider in good faith taking any action contemplated by clauses (A) through (H) of this Section 6.03(b) that, in Buyer’s judgment, will not, or is not reasonably likely to, individually or in the aggregate, have a materially adverse effect on the business, operations, financial condition or results of operations of (y) the Business, taken as a whole, or (z) Buyer and its Affiliates (after Closing, other than the Group Companies), taken as a whole; and (ii) in the event that any administrative or judicial Proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Transactions, contest or resist any such Proceeding, including defending through litigation, including on the merits, any claims asserted in any court or administrative or other tribunal by any Person (including any Governmental Entity), or to have vacated, lifted, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.  For the avoidance of doubt, nothing in this Section 6.03 shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing and nothing in this Section 6.03 shall require the Seller to take or agree to take any action with respect to its business or operations, other than any agreement or action with respect to the Group Companies that is conditioned upon the Closing.  Subject to the foregoing, the Seller, the Group Companies and Buyer shall not, and shall cause their respective Affiliates not to, take any action with the intention to, or that would reasonably be expected to, materially hinder or delay the expiration or termination of any waiting period under the HSR Act, the Competition Act or any other Law or the obtaining of the approval of any Governmental Entity as necessary, including Competition Act Approval.

(c) Subject to Sections 6.03(b), Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Entity with respect to the Transactions.  Buyer shall control the strategy for obtaining any consents from any Governmental Entity in connection with the Transactions and consider in good faith the views of the Seller.  In furtherance of and subject to the foregoing, Buyer and Seller shall cooperate and coordinate on the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity.  None of Buyer, the Seller or any of their respective Affiliates shall take any action or agree to take any action to stay, toll or extend any applicable waiting period under the HSR Act, the Competition Act, or any other antitrust and competition Laws or Foreign Investment Laws or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other party, not to be unreasonably withheld.

(d) In further and not in limitation of the foregoing, each of the parties hereto shall, and shall cause its Affiliates to, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing, submission or written communication with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any Proceeding initiated by a private person, and allow the other parties, to the extent reasonably practicable, to review in advance and consider in good faith the views of the other parties with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the Commissioner or any other Governmental Entity and of any material communication received or given in connection with any Proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental

Entity in connection with the Transactions, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other parties hereto prompt notice of, and the reasonable opportunity to attend and participate in, such meetings and conferences; provided, however, that any materials furnished by the parties to one another pursuant to this Section 6.03 may be redacted to the extent necessary to comply with applicable Law or to protect information protected by the attorney-client privilege or other privilege or the attorney work product doctrine; and provided further that competitively sensitive information may be provided on an “outside attorneys only” basis.  No actions taken pursuant to this Section 6.03 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

Section 6.04.          Pre-Closing Access; Notice of Certain Events; Signing Data Room.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Seller shall, and shall cause each Group Company to, give Buyer and its accountants, legal counsel and other representatives reasonable access upon reasonable advance notice, for the primary purpose of allowing Buyer to successfully transition the Business, including with respect to Buyer’s financing, insurance, legal, accounting and financial requirements, and compliance with applicable securities Laws, or in connection with Buyer’s efforts to procure the R&W Insurance Policy, during normal business hours and without undue interruption of the Seller’s or any of its Affiliates’ normal operation of their respective businesses, including the Business that are reasonably requested by Buyer, to all of the employees, properties, Contracts, books and records relating to the Business, and will furnish Buyer, its accountants, legal counsel and other representatives during such period all such information concerning the affairs of the Business as Buyer may reasonably request; provided that this Section 6.04(a) shall not require the Seller or any of its Subsidiaries to provide Buyer or any of its Affiliates or any of their respective representatives with access to any document, communication or information (i) related to the Transactions, the sale process with respect to the Business or the possible sale of the Business or (ii) that, in the Seller’s reasonable judgment, (A) would jeopardize any attorney-client or other legal privilege, (B) contravene any fiduciary or confidentiality obligation or (C) would reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures; provided further that the requested party shall use its reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege, contravention of such duty, obligation, or conflict with such prohibition or COVID-19 Measures; provided further that this Section 6.04(a) shall not include any Phase II environmental investigations or any other environmental testing or sampling of, at or under any real property by or on behalf of Buyer, its accountants, legal counsel or other representatives.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Seller shall provide Buyer and its accountants, legal counsel and other representatives continuous access to the Data Room. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Seller shall, and shall cause each Group Company to, use reasonable best efforts to cause its and the Group Companies’ respective Affiliates, representatives, employees, officers and directors to provide Buyer such cooperation as may be reasonably requested by Buyer with respect to its efforts to successfully transition the Business.

(b) Buyer agrees that all information received by Buyer or any of its representatives and given by or on behalf of the Seller in connection with this Agreement and the Transactions will be held by Buyer and its Affiliates and representatives as confidential information pursuant to the terms of the Confidentiality Agreement until the Closing, at which time such Confidentiality Agreement shall terminate with respect to information relating to the Business and the Group Companies.  Buyer acknowledges that (i) any and all other information provided to it by the Seller or any of its Affiliates or representatives shall remain subject to the terms and conditions of the Confidentiality Agreement from and after Closing; provided that the words “from the date hereof” in clause 19 of the Confidentiality Agreement shall be deleted and replaced with “from the date of the equity purchase agreement entered into in respect of the Transaction”, and (ii) if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in all respects in accordance with its terms.

(c) From and after the date hereof and to the Closing, without the prior written consent of the Seller, which consent may be withheld in its sole discretion for any reason or no reason, none of Buyer, its Affiliates or any of their respective representatives on their behalf shall contact any producers, suppliers or vendors to, or employees (except pursuant to Section 6.04(a)), commercial counterparties, customers or distributors of, the Business or any other person with whom the Seller or any of its Affiliates have a relationship in respect of the Business in connection with or pertaining to any subject matter of this Agreement.

(d) From and after the date hereof and to the Closing, Buyer shall notify the Seller in writing promptly upon the Buyer’s Knowledge of (i) any new pending or threatened in writing Proceeding that (x) would constitute a breach of Section 3.11 (not taking into account any materiality thresholds), (y) arises between the date of this Agreement and Closing and (z) is not listed on Section 11.02(d) of the Disclosure Letter, and (ii) any new dispute or audit claim against or involving the Seller or any of its respective Subsidiaries (including the Group Companies) with respect to the accounting for or payment of Participations or Residuals under or in connection with the pre-Closing Exploitation of the Entertainment Assets that (x) would constitute a breach of Section 3.10(f) or Section 3.10(g) (not taking into account any materiality thresholds), (y) arises between the date of this Agreement and Closing and (z) is not listed on Section 11.02(e) of the Disclosure Letter, and immediately upon such notification, with no further action required from the party hereto, Section 11.02(d) of the Disclosure Letter or Section 11.02(e) of the Disclosure Letter, as applicable, shall be deemed to be updated to include such newly disclosed Proceeding, dispute or audit claim.

(e) Within five (5) calendar days following the date of this Agreement, the Seller will deliver or cause to be delivered to Buyer (unless delivered previously) a USB drive in PC-readable format, that contains working Adobe or other (i.e., Microsoft Word, Microsoft Excel, etc.) format files (which shall be permanent and accessible, with readily and commercially available Software) containing, in electronic format, the true and correct contents of the Data Room as of the date two (2) Business Days prior to the date of this Agreement, together with, if such USB drive is password protected, the applicable password.

Section 6.05.          Intercompany Accounts and Contracts.

(a) Prior to 11:59 p.m., New York City time, on the date immediately prior to the Closing Date, the Seller shall cause all intercompany accounts between the Seller and any of its respective Subsidiaries (other than the Group Companies), on the one hand, and any Group

Company, on the other hand, to be net settled or otherwise eliminated, except as agreed to in good faith by the parties, effective as of 11:59 p.m., New York City time, on the date immediately prior to the Closing Date. Prior to the Closing, notwithstanding anything in this Agreement to the contrary (including Section 6.01), the Seller and its Subsidiaries shall have the right to facilitate the settling or elimination of intercompany accounts as contemplated by this Section 6.05, in each case in such manner as the Seller may determine in its sole discretion (including by means of declaring, setting aside or paying any dividend or distribution, purchasing or redeeming equity interests, creating or repaying intercompany debt, increasing or decreasing cash pool balances, making any contribution or otherwise); provided, in all cases of such settled and eliminated intercompany accounts, that there is no continuing Liability of the Group Companies to Seller or its Subsidiaries following the Closing.

(b) Effective as of the Closing, all Contracts, including all obligations to provide goods, services or other benefits, but excluding the Transaction Documents and those Contracts set forth on Section 6.05(b) of the Disclosure Letter or as otherwise agreed to in good faith by the parties, between the Seller and any of its Subsidiaries (other than the Group Companies), on the one hand, and any Group Company, on the other hand, shall be terminated without any party to such Contracts having any continuing obligation to the other parties thereto.

Section 6.06.          Shared Contracts.

(a) From the date hereof until the date that is twelve (12) months following the Closing Date, the Seller and Buyer shall, and shall cause their respective Affiliates to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that, following the Closing, (i) Buyer or one of its Subsidiaries (including the Group Companies) is the beneficiary of the rights and is responsible for and shall perform the obligations related to the portion of such Shared Contract related to the Business (the “Buyer Portion”), which rights shall be an asset of and which obligations shall be a liability of Buyer or its applicable Subsidiary, and (ii) the Seller or one of its Subsidiaries (other than the Group Companies) is the beneficiary of the rights and is responsible for and shall perform the obligations related to such Shared Contract relating to the Retained Business (the “Seller Portion”), which rights shall be an asset of and which obligations shall be a liability of the Seller or its applicable Subsidiary.  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary consents, approvals, authorizations, waivers, amendments or permits are obtained or made, as applicable.  If the Seller and Buyer, or their respective Subsidiaries, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Closing, the Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article V (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (x) the date that is twelve (12) months following the Closing and (y) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, the Seller and Buyer shall, and shall cause their respective Subsidiaries to, cooperate in any commercially reasonable arrangement to provide that (x) Buyer or one of its Subsidiaries (including the Group Companies) shall receive the interest in the benefits and perform the obligations of the Buyer Portion under and in respect of such Shared Contract and (y) the Seller or one of its Subsidiaries (other than the Group Companies) shall receive the interest in the benefits and perform the obligations of the Seller Portion under and in respect of such Shared Contract.

(b) Nothing in this Section 6.06 shall require either the Seller or Buyer, nor any of their respective Subsidiaries, to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed as promptly as reasonably practicable by the party on whose behalf such expenses and fees are incurred).  For the avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of the Seller’s or Buyer’s obligations under this Section 6.06.

Section 6.07.          Resignations.  The Seller shall use its reasonable best efforts to cause to be delivered to Buyer on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of each Transferred Company or Transferred Subsidiary and officers of each Transferred Company or Transferred Subsidiary which have been requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.  Following the Closing Date, the Seller shall continue to use reasonable best efforts to deliver any resignation letters in accordance with the first sentence of this Section 6.07 that have not been delivered to Buyer as of the Closing.

Section 6.08.          Pre-Closing Reorganization.  At or prior to the Closing, the Seller shall cause (and Buyer shall, at the Seller’s expense, reasonably cooperate with the Seller in causing) the actions and the transactions set forth in the reorganization plan attached hereto as Exhibit B (as it may be amended from time to time in accordance with this Section 6.08, the “Reorganization Plan”, and the actions and transactions set forth therein, the “Pre-Closing Reorganization”) to occur.  Following the date hereof and prior to the Closing Date, the Seller shall be permitted to amend the Reorganization Plan if such amendment is determined by the Seller to be reasonably necessary or appropriate to effect the transactions contemplated thereby (including to effect such transactions in a tax-efficient manner); provided that, any amendment or modification to the Reorganization Plan that would reasonably be expected to have an adverse impact on Buyer or the Group Companies shall require the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).  Each of the Parties shall, and shall cause its Affiliates (including, (a) in the case of the Seller, with respect to actions to occur before the Closing, and (b) in the case of Buyer, with respect to actions to occur following the Closing, the Group Companies) to comply with the terms of and its obligations under the Reorganization Plan.

Section 6.09.          Authorized Signatories.  On or prior to the Closing, the Seller shall use reasonable best efforts to cause the replacement, effective as of the Closing, of the authorized signatories on all bank accounts of the Group Companies in respect of the Business with the individuals identified in writing by Buyer promptly following the date hereof and in no event less than ten (10) Business Days prior to the Closing Date.

Section 6.10.          Real Estate Separation.  At or prior to the Closing, the Seller shall effect (and Buyer shall reasonably cooperate with the Seller in effecting) the real estate separation plan described in Section 6.10 of the Disclosure Letter in accordance with the principles and parameters set forth therein.  On the Closing Date, the Seller and Buyer shall (and, if applicable, shall cause their respective applicable Affiliate party thereto to) execute and deliver each Real Estate License Agreement.

Section 6.11.          Personal Data.

(a) From and after the date hereof, Buyer shall: (i) not use or disclose the Disclosed Personal Data for any purposes other than as otherwise permitted or required by applicable Laws, (ii) protect the confidentiality of all Disclosed Personal Data in a manner consistent with reasonable security safeguards appropriate to the sensitivity of the information, and (iii) give effect to any withdrawal of consent with respect to the Disclosed Personal Data.  Where required by applicable law, within a reasonable period of time after the Closing Date, Buyer shall notify the individuals to whom the Disclosed Personal Data relates that the Transaction has been completed and that the Disclosed Personal Data has been disclosed to Buyer.

(b) To the extent required by applicable Law, the Parties and their Affiliates, as applicable, will enter into additional agreements with respect to the processing of Personal Data (including, Standard Contractual Clauses issued by the European Commission that would govern the transfer of any Personal Data transferred in connection with the Transactions).

Section 6.12.          No-Shop.  From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, the Seller shall not, and shall cause its direct and indirect Subsidiaries not to, and shall direct their respective officers, directors, members, affiliates, stockholders, employees, financial advisors, attorneys or other advisors or representatives not to, directly or indirectly, (a) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate, support or induce the making, submission or announcement of any Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions regarding, or deliver or make available to any Person (other than Buyer and its Affiliates and advisors) any non-public information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend any Acquisition Proposal or (d) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or similar agreement contemplating any Acquisition Proposal.  Notwithstanding anything herein to the contrary, an “Acquisition Proposal” shall not include any acquisition of the equity interests of the Seller or an acquisition of all or substantially all of the assets of the Seller, and nothing herein shall in any way limit discussions, negotiations, solicitations, proposals, offers, endorsements, approvals, agreements or any other action with respect to or involving such a transaction.  From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, the Seller will notify Buyer as promptly as reasonably practicable if any Acquisition Proposals are received by, any confidential information or data in connection with an Acquisition Proposal is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with, the Seller, its direct and indirect Subsidiaries, or their respective officers, directors, members, affiliates, stockholders, employees, financial advisors, attorneys or other advisors or representatives.

Section 6.13.          Cooperation with Securities and Exchange Commission Filings by Buyer; Required Information.  In connection with Buyer’s preparation of any filing between the date hereof and the date that is eighteen (18) months after the Closing Date that is required to be made with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, or under Canadian securities Laws applicable to LGEC, the Seller shall (at Seller’s sole cost and expense with respect to any costs incurred pursuant to this Section 6.13 (other than any costs incurred pursuant to clause (b) or (e) hereof, which shall be at Buyer’s sole cost and expense) prior to Closing, or at Buyer’s sole cost and expense with respect to any costs incurred pursuant to this Section 6.13 after Closing):

(a) use commercially reasonable efforts to deliver to Buyer, promptly upon Buyer’s request, any other financial statements (including audited financial statements), financial data, audit reports and other information regarding the Group Companies of the type that would be (i) required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for any filing required to be made or contemplated by Buyer under the Securities Act or the Exchange Act, (ii) customarily included in a prospectus or offering memorandum for placement of securities (including, without limitation, a Management Discussion and Analysis section), or (iii) otherwise necessary to receive from the Seller’s independent auditors (and any other auditor to the extent that financial statements audited or reviewed by such auditors are or would be included in an offering memorandum or prospectus), customary “comfort”;

(b) use commercially reasonable efforts to, within twenty (20) days after the end of each fiscal month commencing with the first fiscal month ending after the date hereof and continuing through the end of the fiscal month immediately preceding the Closing Date, deliver to Buyer an unaudited statement of operations, comprehensive income and cash flows of the Business for the most recently completed fiscal month and for the period from the most recently completed fiscal year ended to the end of the most recently completed fiscal month at a level of detail to allow proper preparation of pro forma adjustments;

(c) use commercially reasonable efforts to cause, and provide such assistance as is necessary for, the Seller’s independent auditors to (i) provide, consistent with customary practice and on a timely basis, consents to the use of their reports in any Current Reports on Form 8-K, any registration statement or other documents to be filed by Buyer with the SEC that may require such a consent as well as comfort regarding such reports and (ii) perform any such audits or review as contemplated in this Section 6.13 within the time periods specified herein, including the execution and delivery by Seller of reasonable and customary representation letters to any such accounting firm (if and to the extent required by any such accounting firm);

(d) use commercially reasonable efforts to assist Buyer in connection with Buyer’s preparation of pro forma financial information and pro forma financial statements required by Article 11 of Regulation S-X promulgated by the SEC, to the extent reasonably necessary to permit Buyer to prepare its pro forma financial information in accordance with Article 11 of Regulation S-X and its allocation of the purchase price in accordance with Accounting Standards Codification

805, including using reasonable best efforts to cause the Seller’s independent auditors to reasonably assist and advise Buyer in its preparation of the pro forma financial information in connection with Buyer’s Current Report on Form 8-K or any registration statement or other document to be filed by Buyer with the SEC;

(e) use commercially reasonable efforts to provide (i) the unaudited consolidated statements of operations of the Group Companies prepared in accordance with GAAP (but which may omit footnote disclosure) for each fiscal quarter that is completed prior to the Closing, beginning with the fiscal quarter ended March 31, 2022, and (ii) the period between the end of the fiscal quarter that immediately precedes the Closing and the Closing;

(f) if not required to be provided to Buyer at Closing pursuant to Section 2.06(f), use commercially reasonable efforts to provide (i) an audited combined balance sheet of the Group Companies as of the most recently completed fiscal year ended prior to the Closing Date and the related statements of operations, comprehensive income, shareholders’ equity and cash flows for the twelve (12) month period then ended, together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act and containing an unqualified audit opinion by Seller’s independent auditors, within sixty (60) days of the end of such fiscal year, and (ii) an unaudited combined balance sheet of the Group Companies as of the end of the most recently completed quarterly period ended prior to the Closing Date and related unaudited statements of operations, comprehensive income, shareholders’ equity and cash flows for the applicable comparative year-to-date period(s), together with any notes and schedules thereto, in each case, prepared in accordance with GAAP and that would be compliant under Regulation S-X promulgated by the SEC under the Securities Act or the Exchange Act, reviewed in accordance with SAS 100 review procedures, within forty (40) days of the end of such fiscal quarter;

(g) promptly following the date of this Agreement, to the extent Seller has not already done so prior to the date hereof, engage its independent auditors to prepare, and commence preparation of, the Required Information;

(h) no later than one (1) week prior to the date that the Required Information is required to be delivered to Buyer pursuant to Section 2.06(f), deliver to Buyer draft copies thereof, and Seller shall afford Buyer reasonable opportunity to review and comment on such drafts and shall cooperate in good faith to address Buyer’s questions with respect thereto; and

(i) keep Buyer reasonably informed as to (i) the status of the Required Information and the other financial statements to be delivered by Seller pursuant to this Section 6.13 and the expected timing for the delivery thereof and (ii) any facts that would be reasonably expected to require the restatement of any financial statements of the Group Companies.

Section 6.14.          Other Agreements.

(a) At the Closing, the Seller shall make available to Buyer an updated Rights Database, Participations Database and Residuals Database, in each case, that is true and accurate as of the last date on which such database was updated.

(b) From the date hereof until the Closing Date, each of the Seller and Buyer shall reasonably and in good faith negotiate and agree upon Schedule A (Services) and Schedule B (Service Managers and Executive Leadership Groups) to the Transition Services Agreement.

(c) During the six (6) months following the Closing, at Buyer’s request, each of the Seller and Buyer shall negotiate in good faith regarding the terms and conditions of a possible  agreement affording Buyer a so-called “first look” right to develop, produce and Exploit unscripted productions based on the Retained Business IP.

(d) Prior to the Closing, the Seller shall use commercially reasonable efforts to (i) release all Liens (other than Permitted Liens) on any assets of the Group Companies and (ii) provide Buyer with a release letter prepared by Wilmington Trust (London) Limited, evidencing the release of all Liens on the shares in the capital of the Dutch Transferred Company.

Section 6.15.          Existing Production Loans.

(a) The parties acknowledge and agree that, with respect to those motion pictures set forth in Section 6.15(a) of the Disclosure Letter (each, a “Designated Film” and collectively the “Designated Films”), the Buyer has identified a repayment shortfall risk.  Seller hereby covenants and agrees to pay to the Administrative Agent for the eOne Production Credit Agreement, on the Closing Date, the Repayment Amount, which amount shall be allocated to pay down the Production Financing Debt attributable to the Designated Films in the respective amounts set forth in Section 6.15(a) of the Disclosure Letter (provided, Buyer shall be entitled, prior to the Closing Date, to direct Seller to reallocate the Repayment Amount among the production loan for the Designated Films).  Prior to the Closing, Seller shall provide Buyer with customary documentation evidencing such prepayment.

(b) During the period commencing on the date hereof and continuing until the Closing Date: (i) Seller shall cause the Group Companies to consult with Buyer with regard to its overall sales/licensing plan for the Exploitation of the Designated Films; and (ii) Buyer shall have a right of approval, not to be unreasonably withheld, delayed or conditioned, over any new sales/licenses for the Exploitation of the Designated Films that the Seller Group (including the Group Companies) intends to enter into; provided that this Section 6.15(b) shall not apply to any sales/licenses for the Exploitation of any Designated Film for which material deal terms have been agreed on or prior to the date of this Agreement.

(c) Prior to the Closing Date, all proceeds from the Exploitation of any Designated Film to which the Group Companies are otherwise entitled shall be paid to the Administrative Agent for application against the outstanding Production Financing Debt under the eOne Production Credit Agreement attributable to such Designated Film.

(d) As of the date hereof, the Group Companies are party to separate, single-project Production Financing Agreements for the televisions shows set forth in Section 6.15(d) of the Disclosure Letter.  Prior to the Closing Date, and with respect to each of the foregoing titles, all proceeds from the Exploitation of such title to which the Group Companies are otherwise entitled shall be paid to the applicable lender under the Production Financing Agreement for such title for application against the Production Financing Debt attributable to such title.

Section 6.16.          Certain Additional Production Loans.

(a) If, prior to the Closing Date, the Seller (or any of its Affiliates, including the Group Companies) receives a so-called season pick-up order from the commissioning licensee of one of the seasons of television programs set forth in Section 6.16(a) of the Disclosure Letter (each, a “Designated Title Subsequent Season”), and if the Seller intends to secure a production loan from the Administrative Agent under the eOne Production Credit Agreement for purposes of funding the production costs of such Designated Title Subsequent Season, Seller shall provide written notice thereof to Buyer, such notice to be accompanied by a top-sheet budget for the applicable Designated Title Subsequent Season, and the provisions of Sections (b)-(d) of this Section 6.16 shall apply to such Designated Title Subsequent Season.  The parties acknowledge that the Seller has received a season pick-up for the Designated Title Subsequent Season(s) identified with an asterisk (*) in Section 6.16(a) of the Disclosure Letter.

(b) Seller shall have the right to incur Production Financing Debt for any such Designated Title Subsequent Season under the eOne Production Credit Agreement, in an amount not to exceed the budgeted production costs of such Designated Title Subsequent Season, plus an amount equal to any financing fees, charges, interest and expenses incurred in connection with such Production Financing Debt.

(c) During the period commencing on the date hereof and continuing until the Closing Date: (i) Seller shall cause the Group Companies to consult with Buyer with regard to its overall sales/licensing plan for the Exploitation of such Designated Title Subsequent Season; and (ii) Buyer shall have a right of approval, not to be unreasonably withheld, delayed or conditioned, over any new sales/licenses for the Exploitation of such Designated Title Subsequent Season that the Seller Group (including the Group Companies) intends to enter into; provided that this Section 6.16(b) shall not apply to any license agreement that exists as of the date of this Agreement that provides a licensee the right to license a Designated Title Subsequent Season on pre-contracted terms and economics.

(d) Prior to the Closing Date, all proceeds from the Exploitation of any such Designated Title Subsequent Season to which the Group Companies are otherwise entitled shall be paid to the Administrative Agent for to reduce the outstanding loan balance for such Designated Title Subsequent Season under the eOne Production Credit Agreement.

Section 6.17.          Cash at Closing.

(a) Seller shall ensure that the aggregate amount of Cash held by or on behalf of the Group Companies at Closing will be no less than the amount set forth on Section 6.17 of the Disclosure Letter.

ARTICLE VII
POST-CLOSING COVENANTS

The Seller covenants and agrees with Buyer, and Buyer covenants and agrees with the Seller, that during the period commencing after the Closing:

Section 7.01.          Post-Closing Access.  (a) Unless otherwise consented to in writing by the Seller, Buyer agrees that it shall not, and shall cause its Affiliates not to, destroy, alter or otherwise dispose of the books of accounts and financial and other records of the Group Companies relating to period(s) prior to the Closing (including accountants’ work papers) for a period of seven years from the Closing Date; provided that prior to disposing of any such records after such period, the applicable Person shall provide written notice to the Seller of its intent to dispose of such records and shall provide the Seller with the opportunity to take ownership and possession of such records (at the Seller’s sole expense) within sixty (60) days after such notice is delivered.  If the Seller does not confirm its intention in writing to take ownership and possession of such records within such sixty (60) day period, the Person who possesses the records may proceed with the disposition of such records.

(b) After the Closing, Buyer will, and will cause its Affiliates (including the Group Companies) to, permit the Seller and its duly authorized representatives (at Seller’s cost and expense) reasonable access, in connection with the preparation of financial reports, Tax Returns, Tax audits, the defense or prosecution of any Proceeding, during normal business hours, and upon reasonable notice (and in any event upon no less than two (2) Business Days’ written notice to Buyer) to personnel, auditors, Contracts, books, records and other data relating to the Business, the Group Companies and the Transferred Equity Interests conveyed and assumed at the Closing for any legitimate business purpose for which such access is needed with respect to the reasons set forth above, in each case with respect to any period(s) prior to the Closing, to the extent that such materials were delivered to Buyer, (x) except where such access is prohibited by applicable Law and (y) provided that such access shall not unreasonably interfere with the ongoing operations of Buyer and its Affiliates (provided, in the case of clauses (x) and (y), that the parties shall act reasonably in identifying and implementing an alternative means of providing the requested access that is permitted by applicable Law and shall not unreasonably interfere with the ongoing operations of Buyer and its Affiliates).  The Seller agrees that after the Closing, the Seller will, and will cause its Affiliates to, provide Buyer and its authorized representatives access to, and Buyer and its authorized representatives may, at Buyer’s cost and expense, make copies of those books and records (or redacted portions thereof) that have not been transferred to Buyer to the extent relating to the Business the Group Companies or the Transferred Equity Interests (provided, for clarity, all books of accounts and financial and other records of the Group Companies shall be transferred to Buyer by virtue of Buyer’s acquisition of the Transferred Equity Interests) for any reasonable business purpose, except where providing copies is prohibited by applicable Law. No party shall be required to provide access to books and records pursuant to this Section 7.01 to the extent such access, in such party’s reasonable judgment would (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any fiduciary duty or confidentiality obligation or (iii) reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures; provided that the requested party shall use its reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege contravention of such duty, obligation, or conflict with such prohibition or COVID-19 Measures.

Section 7.02.          Insurance.  Except as set forth in Section 7.06, the coverage under all insurance policies related to the Business maintained by the Seller or any of its Affiliates is only for the benefit of the Seller or its Affiliates, and not for the benefit of Buyer, the Group Companies or the Business.  As of the Closing, Buyer agrees to arrange for its own insurance policies (other than as set forth in in Section 7.06) with respect to the Business covering all periods and agrees not to seek, through any means, to benefit from any of the Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Group Companies and the Business.

Section 7.03.          Payments from Third Parties; Mail Handling.  (a) After the Closing, if a Seller Party or any Affiliate of a Seller Party (excluding, for the avoidance of doubt, the Group Companies), receives any refund or other amount (including any refund or other amount which is related to claims) which is, or which relates to, an In-Scope Asset or the Business, or is otherwise properly due and owing to Buyer or the Group Companies in accordance with the terms of this Agreement, the Reorganization Plan or any other Transaction Document, the Seller shall, or shall cause its Subsidiaries or Affiliates to (as applicable), promptly remit, or cause to be remitted, such amount to Buyer at the address set forth in Section 12.07.  After the Closing, if Buyer or any of the Group Companies receives any refund or other amount (including any refund or other amount which is related to claims) which is, or which relates to, an Out-of-Scope Asset, or the Retained Business, or is otherwise properly due and owing to the Seller or any of its Subsidiaries (other than the Group Companies) in accordance with the terms of this Agreement, the Reorganization Plan or any other Transaction Document, Buyer shall, or shall cause its Subsidiaries or Affiliates (including the Group Companies) to promptly remit, or cause to be remitted, such amount to the Seller at the address set forth in Section 12.07.  The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of any other parties in the event there is a dispute regarding any other issue under any of the Transaction Documents.

(b) The Seller and Buyer, each on behalf of itself and its Affiliates, authorizes the other party hereto and its Affiliates (and their respective officers, directors, employees and agents), if any such Person receives any mail, package or other communication intended for the other party hereto or such party’s Affiliates or another Person and it is not readily apparent that such is so intended, to open such communications and to retain the same to the extent that they relate to the business of the receiving party.  To the extent that any such communications relate to the business of the non-receiving party, the receiving party shall promptly deliver such mail, packages or other communications (or, in case the same relate to both businesses, copies thereof) to the other parties.  No party shall open mail unambiguously intended for another party and marked confidential or proprietary.  The provisions of this Section 7.03(b) are not intended to, and shall not be deemed to, constitute an authorization by a party to permit another party to accept service of process on its behalf, and no party is or shall be deemed to be the agent of another party for service of process purposes.

Section 7.04.          Post-Closing Assurances.

(a) In the event that, at any time following the Closing, any of the assets in which the Seller or any of its Subsidiaries (other than the Group Companies) had a right, title or interest in, to or under immediately prior to the Closing that are In-Scope Assets or that are otherwise properly due and owing to the Group Companies in accordance with the terms of this Agreement, the Reorganization Plan or any other Transaction Document, were not, upon the consummation of the Closing, transferred to the Group Companies, then the Seller shall, or shall cause its applicable Affiliate to, transfer, assign and convey such right, title or interest as promptly as reasonably practicable to the Group Companies for no additional consideration, including by executing and delivering agreements, documents and instruments, making filings and taking all such further actions as are reasonably necessary under applicable Law in the applicable jurisdiction, including the jurisdiction in which the assets are located, applied for or registered to convey such right, title or interest in accordance with applicable Law.  Until such time as any such right, title or interest is transferred to the Group Companies, the Seller shall use reasonable best efforts not to, and to cause its applicable Subsidiaries not to, sell, assign, lease, pledge, encumber, license, let lapse, abandon or cancel, or extend or exercise any option to sell, assign, lease or license, any such In-Scope Assets or other related rights, titles or interests.  All reasonable out-of-pocket and documented costs and expenses arising out of compliance with this Section 7.04(a) (including such costs and expenses associated with recordals) shall be borne by the Seller (which shall promptly reimburse Buyer for any reasonable and documented out-of-pocket costs it or the Group Companies incur in respect thereto).  Prior to any such transfer, assignment or conveyance, the group of Persons possessing any such In-Scope Assets or other related right, title or interest shall hold the same in trust for the Group Companies.

(b) In the event that, at any time following the Closing, any of the assets in which any Group Company had a right, title or interest in, to or under immediately prior to the Closing that are Out-of-Scope Assets or that are otherwise properly due and owing to the Seller or any of its Subsidiaries (other than the Group Companies) in accordance with the terms of this Agreement, the Reorganization Plan or any other Transaction Document upon the consummation of the Closing, remain with any Group Company, then Buyer shall cause such Group Company to transfer, assign and convey such right, title or interest as promptly as reasonably practicable to the Seller (or a designated Subsidiary thereof) for no additional consideration, including by executing and delivering agreements, documents and instruments, making filings and taking all such further actions as are reasonably necessary under applicable Law in the applicable jurisdiction, including the jurisdiction in which the assets are located, applied for or registered to convey such right, title or interest in accordance with applicable Law. Until such time as any such right, title or interest is transferred to the Seller (or a designated Subsidiary thereof), Buyer shall use reasonable best efforts not to, and to cause its affiliates not to, sell, assign, lease, pledge, encumber, license, let lapse, abandon or cancel, or extend or exercise any option to sell, assign, lease or license, any such Out-of-Scope Assets or that are otherwise properly due and owing to the Seller or any of its Subsidiaries (other than the Group Companies) in accordance with the terms of this Agreement.  All reasonable out-of-pocket and documented costs and expenses arising out of compliance with this Section 7.04(b) (including such costs and expenses associated with recordals) shall be borne by the Seller (which shall promptly reimburse Buyer for any reasonable and documented out-of-pocket costs it or the Group Companies incur in respect thereof).  Prior to any such transfer, assignment or conveyance, the group of Persons possessing any such assets or other related right, title or interest shall hold the same in trust for Seller.

(c) To the extent that any transfer or conveyance of any In-Scope Asset or Out-of-Scope Asset or acceptance or assumption of any liability required by the Reorganization Plan or otherwise by this Agreement to be so transferred, conveyed, accepted or assumed, as the case may be, shall not have been completed prior to the Closing, until the earlier of (i) the date that is two (2) years following the Closing and (ii) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, the Seller and Buyer shall use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable following the Closing.  Nothing in the Reorganization Plan or otherwise in this Agreement shall be deemed to require the transfer or conveyance of any asset or the acceptance or assumption of any liability which by its terms or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that, prior to and following the Closing and until the earlier of (A) the date that is two (2) years following the Closing and (B) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, the Seller and Buyer shall use reasonable best efforts to obtain and make any necessary consent, waiver, approval, license, permit, order or authorization for the transfer, conveyance, acceptance or assumption (as applicable) of all assets and liabilities required by the Reorganization Plan or otherwise by this Agreement to be so transferred, conveyed, accepted or assumed; provided further that neither party nor any of their respective Affiliates shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make any such consent, waiver, approval, license, permit, order or authorization (other than reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be paid or reimbursed as promptly as reasonably practicable by the Seller).  In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of the Closing, the party retaining such asset or liability (or the party’s Affiliate retaining such asset or liability) shall thereafter and until the earlier of (I) the date that is two (2) years following the Closing and (II) the date on which such asset or liability is so transferred, conveyed, accepted or assumed, as the case may be, hold such asset for the use and benefit, and at the expense, of the party to which such asset should have been transferred or conveyed pursuant to the Reorganization Plan (or, if applicable, this Agreement) and retain such liability for the account, and, in the case of reasonable out-of-pocket and documented expenses, at the expense, of the party by which such liability should have been assumed or accepted pursuant to the Reorganization Plan (or, if applicable, this Agreement), and take such other actions as may be reasonably requested by the party or the party’s Affiliate to which such asset should have been transferred or conveyed, or by which such liability should have been assumed or accepted, as the case may be, in order to place such party or such party’s Affiliate, insofar as reasonably possible without violation of any applicable Law or the terms of such asset or liability, in the same position as it would have been had such asset or liability been transferred, conveyed, accepted or assumed (as applicable) as contemplated by the Reorganization Plan or otherwise by this Agreement and so that the benefits and burdens relating to such asset or liability, as the case may be, including possession, use, risk of loss, potential for gain/loss and control over such asset or liability, as the case may be, are to inure from and after the Closing to such party or such party’s Affiliate, in each case at the Seller’s cost and expense (and the Seller shall promptly reimburse Buyer for any costs it or the Group Companies incur in respect thereof).  As and when any such asset or liability becomes transferable or assumable, as the case may be, the Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption (as applicable) as promptly as reasonably practicable.

Section 7.05.          Intellectual Property Matters.

(a) Seller License to Marks.  Between the date hereof and prior to the Closing and in no event more than thirty (30) days thereafter, Buyer and Seller shall use best efforts to negotiate, in good faith, the grant by Buyer and enter into a trademark license agreement (i) pursuant to which Buyer will grant  to the Seller and its Affiliates, effective as of the Closing Date, of a worldwide, nonexclusive, royalty-free, fully paid-up license to continue to use the Marks owned or controlled by the Group Companies as of the Closing (the “Licensed Marks”) for two (2) years after the Closing solely in connection with the Family Brands Business to sell physical inventory in existence or in process as of the Closing Date in a manner materially consistent with the use of such Licensed Marks by the Seller and its Affiliates prior to the Closing (the “TMLA”);

provided that if despite the Buyer and Seller’s best efforts no such agreement is in place at the time of Closing, the Seller’s use of the Licensed Marks shall not constitute an infringement of the Licensed Marks, and the Seller shall endeavor to cease its then current uses of the Licensed Marks as and when reasonably practicable following the Closing and shall retain the perpetual use rights as set forth in the third sentence of this Section 7.05(a).  The TMLA shall be effective as of the Closing Date for a term of two (2) years after the Closing, and (ii) otherwise containing standard terms, including Buyer’s right to terminate upon Seller or its Affiliates’ breach of the license granted therein.  Notwithstanding the foregoing, the Buyer agrees the Seller and its Affiliates have the right, at all times after the Closing Date, to use the Licensed Marks (i) to the extent required by applicable Law (without using such tradename in a manner that implies endorsement), (ii) in a neutral, non-trademark manner to factually describe the history of the Retained Business in a manner that is not disparaging and subject to any reasonably requested modifications made by Buyer, (iii) on internal office supplies (e.g., pens, cups, notepads) and software that are not visible to the public until their replacement in the ordinary course of business, (iv) on historical legal and business agreements and documents and (v) in credits, copyright notices, title treatment and artwork and similar uses in connection with library properties in the Retained Business existing as of the Closing Date. Notwithstanding the foregoing, the parties hereby agree that Seller and its Affiliates shall in no event have the right to use the Licensed Marks in a manner not expressly authorized herein or in the TMLA.

(b) Retained IP and Business IP.

(i)          In the event that, on or after the Closing Date, any IP Right that is primarily related to the Retained Business (“Retained IP”) is in the possession or control of a Group Company, Buyer shall, as promptly as reasonably practicable, transfer such IP Rights to the Seller, and shall, at the Seller’s sole cost and expense, use commercially reasonable efforts to assist with recording any transfers, name changes or other updates with the relevant patent and trademark office or similar administrative agency or registrar, as applicable.  From the Closing, Buyer shall not directly or indirectly register or seek to register, challenge or oppose, or assist any third party in challenging or opposing, any Retained IP anywhere in the world.

(ii)          In the event that, on or after the Closing Date, the Business IP is not in the possession or control of a Group Company, Seller shall, as promptly as reasonably practicable, transfer such Business IP to the Buyer or one of the Group Companies, and shall, at Buyer’s sole cost and expense, use commercially reasonable efforts to assist with recording any transfers, name changes or other updates with the relevant patent and trademark office or similar administrative agency or registrar, as applicable.  From the Closing, Seller shall not directly or indirectly register or seek to register, challenge or oppose, or assist any third party in challenging or opposing, any Business IP anywhere in the world.

(c) Name Change.  The Seller shall make, within one hundred and twenty (120) days of the Closing Date (or such longer period as may be required due to the review, inspection or processing time in any applicable jurisdiction or wait times or delays to obtain permission or approval from any applicable Government Entity), and shall provide Buyer with copies of, all filings with all applicable offices and agencies required to amend or terminate any organizational document to change their corporate entity names to eliminate the words “eOne” or “Entertainment One”, therefrom.  Except as specifically permitted pursuant to this Section 7.05, from and after the Closing Date, the Seller may not, and shall cause its Affiliates not to, utilize the name “eOne” or “Entertainment One”, in any material commercial context, except as necessary to file tax returns or other documents with Governmental Entities, including as may be necessary to carry out its obligations under this Section 7.05(c).

Section 7.06.          D&O Indemnification.

(a) Buyer agrees (i) that all rights to indemnification or advancement of expenses now existing in favor of the directors, officers, and any covered employees of any Group Company (each, a “D&O Indemnitee” and collectively, the “D&O Indemnitees”), as provided in the organizational documents of such entities in effect as of the date hereof or pursuant to any Contract made available to Buyer prior to the date hereof and set forth on Section 7.06(a) of the Disclosure Letter with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect for a period of six (6) years following the Closing Date and (ii) that Buyer shall cause the Group Companies to perform and discharge their respective obligations to provide such indemnification or advancement of expenses from and after the Closing Date for a period of six (6) years thereafter.  Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Group Companies shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.  The provisions of this Section 7.06(a) shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Buyer and the Group Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

(b) At the Closing, the Seller shall deliver to Buyer evidence that its or its Affiliates’ directors’ and officers’ liability insurance policy or policies (or in lieu thereof, a non-cancellable fully-paid “tail” directors and officers insurance policy) (collectively the “Seller D&O Policy”) shall continue to cover the D&O Indemnitees with respect to matters occurring prior to the Closing; provided, however, the Seller and its controlled Affiliates shall not be liable for any deductibles, retention, co-payments, or other out-of-pocket costs and expenses (including reasonable legal fees and expenses, if any) incurred by the Seller and its controlled Affiliates in seeking such insurance proceeds.  Any future increase in any premium as a result of utilizing the Seller D&O Policy shall be borne solely by the Seller.  The Seller shall maintain in full force and effect such Seller D&O Policy with a claims period of six (6) years following the Closing covering acts or omissions occurring prior to the Closing with respect to the D&O Indemnitees on terms (as to coverage and amount) no less advantageous in the aggregate than under such policy in effect as of the date hereof.  From and after the Closing, Buyer agrees to submit claims and to use its commercially reasonable efforts to pursue recovery available under the Seller D&O Policy with respect to any matter involving a D&O Indemnitee.  No D&O Indemnitee shall be entitled to indemnification or advancement of expenses pursuant to the indemnification and liability limitation or exculpation provisions contained in the organizational documents of any Group Company to the extent (but only to the extent) any proceeds are actually received by the Seller or any Affiliate thereof or by the D&O Indemnitee under the Seller D&O Policy, and any obligation of Buyer, or any Affiliate thereof, to indemnify or advance expenses contemplated by Section 7.06(a) shall be reduced by the amount so received.

(c) This Section 7.06 shall not apply with respect to Fraud that was committed by any D&O Indemnitee (solely with respect to such D&O Indemnitee).

Section 7.07.          R&W Insurance.  Buyer may at its option obtain a buyer-side representations and warranties insurance policy naming Buyer as an insured and providing coverage for certain losses incurred by Buyer and its Affiliates related to this Agreement (the “R&W Insurance Policy”).  Seller shall, and shall cause the Group Companies, to reasonably cooperate with Buyer’s efforts to obtain the R&W Insurance Policy, including by (a) providing copies of any Contracts or schedules reasonably requested by the insurer or Buyer in connection with obtaining the R&W Insurance Policy and (b) permitting Buyer to perform due diligence on the Group Companies with respect to their Taxes and Tax Returns to the extent permitted by Section 6.04(a) and necessary for Buyer to seek coverage under the R&W Insurance Policy in respect of Tax matters, including by delivering or otherwise providing access to the Group Companies’ Taxes, Tax Returns, Tax documents and other materials to the extent reasonably requested by the insurer in connection with obtaining the R&W Insurance Policy.  Buyer shall make a true and complete copy of the R&W Insurance Policy available to the Seller promptly following its effectiveness.  Buyer acknowledges and agrees that, except as set forth in Section 8.03 and Article XI and except in cases of Fraud, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any losses of Buyer or any of its Affiliates) shall be the sole and exclusive remedy of Buyer and its Affiliates and its and their respective representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty of the Seller contained in this Agreement or the certificates delivered pursuant to Section 5.02, and none of such Persons nor any other Person (including any insurer under the R&W Insurance Policy) shall have any recourse against the Seller or any of its Affiliates with respect thereto.  The premium and retention and all other costs and expenses related to the R&W Insurance Policy shall be borne solely by Buyer.  Buyer shall cause the R&W Insurance Policy to exclude at all times any rights of subrogation against the Seller or any of its Affiliates under this Agreement, except in cases of Fraud.  Buyer agrees that, from and after the issuance of the R&W Insurance Policy, it will not amend, modify, terminate or waive any provision of the R&W Insurance Policy in any manner that would permit the insurer under the R&W Insurance Policy to be subrogated, except in cases of Fraud, or that would otherwise reasonably be expected to adversely impact the Seller or any of its Affiliates in any material respect.

Section 7.08.          Further Assurances.  After the Closing Date, subject to the terms of this Agreement, each party shall, and shall cause its Subsidiaries and Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by any other party in order to evidence or consummate the Transactions and comply with the terms of this Agreement, the Pre-Closing Reorganization and the other Transaction Documents.

Section 7.09.          Non-Solicitation.

(a) After the Closing Date until the first (1st) anniversary thereof (the “Restricted Period”), the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, hire or solicit (or attempt to hire or solicit) any Transferred Employee with a title of “director” (or comparable title) or higher; provided that, nothing in this Section 7.09(a) shall (a) preclude general solicitations, including help-wanted advertisements or listings or similar methods of solicitation, by or on behalf of the Seller or any of its Affiliates which is not directed specifically to any such employees of Buyer or (b) prevent the Seller or any of its Affiliates from hiring any such employee who (i) responds to such general solicitations, (ii) was terminated by a Group Company, or any Affiliate thereof (including Buyer) at any time, (iii) resigned at least six (6) months prior to the commencement of employment discussion between the Seller and its Affiliates, on the one hand, and such employee, on the other hand or (iv) contacts the Seller or its Affiliates directly under such individual’s own initiative.

(b) Seller acknowledges that a breach or threatened breach of Section 7.09(a) would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c) The Seller acknowledges that the restrictions contained in this Section 7.09 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement.  In the event that any covenant contained in this Section 7.09 should ever be adjudicated to exceed any limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law.  The covenants contained in this Section 7.09 and each provision thereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 7.10.          Confidentiality.  For a period of four (4) years from the Closing Date, the Seller shall, and shall cause its Affiliates and shall instruct its and their respective representatives to, hold in confidence any and all confidential or proprietary information, whether written or oral, concerning the Group Companies, except to the extent that such information (a) is generally available to and known by the public through no fault of the Seller or its Affiliates, (b) is lawfully acquired after the Closing by the Seller or its Affiliates from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (c) is independently developed after the Closing by the Seller or its Affiliates after the Closing without reference to or use of the information subject to the confidentiality obligations of this Section 7.10, (d) is required to be disclosed by Law or to a Governmental Entity, and in the case of this clause (d), the Seller and its Affiliates shall disclose only that portion of such information which the Seller and its Affiliates are advised by counsel is legally required to be disclosed, (e) is used as expressly permitted pursuant to this Agreement or any other Transaction Document, (f) is disclosed as reasonably necessary to the Seller’s representatives or third parties (subject to such Persons being instructed to comply with the obligations under this Section 7.10) in connection with (i) the performance by the Seller or any of its Affiliates of their respective obligations under any of the Transaction Documents (but, for the avoidance of doubt, on the terms and subject to the conditions hereof and thereof) or (ii) the enforcement by the Seller or any of its Affiliates of any right or remedy arising out of or relating to any of the Transaction Documents or (g) the disclosure of which is necessary to provide any services pursuant to the Transition Services Agreement.  If the Seller or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, to the extent reasonably practicable and permitted by applicable Law, the Seller shall promptly (unless precluded by applicable Law) notify Buyer in writing and shall disclose only that portion of such information which the Seller is legally required to disclosed; provided that, if reasonably requested, the Seller shall use reasonable best efforts (at Buyer’s sole expense) to cooperate with Buyer in obtaining an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.  Notwithstanding anything to the contrary contained herein, any information concerning the Group Companies that is transferred to or otherwise provided to the Seller, its Affiliates or its representatives pursuant to Section 7.01 shall be subject to this Section 7.10.

Section 7.11.          Post-Closing Payments in Connection with Certain Titles.

(a) Buyer shall make the following additional payments to Seller set forth on Section 7.11 of the Disclosure Letter.

(b) On or prior to the six-year anniversary of the Closing Date, Seller shall have the right, upon thirty (30) days’ prior written notice to Buyer, to engage an internationally or nationally recognized independent accounting firm to audit the books and records of the Buyer and its Affiliates related to the amounts payable pursuant to Section 7.11(a) for any twelve-month period ended no more than twelve months prior to such time.  In connection with any such audit, Buyer shall promptly provide to such independent accounting firm, access to any books and records reasonably requested thereby.  Seller will bear all costs related to any such audit except to the extent such audit reveals an underpayment of ten percent (10%) or greater in the aggregate amounts paid to the Seller pursuant to Section 7.11(a) in any calendar year, in which case, Buyer shall reimburse Seller for the out-of-pocket costs related to such audit.  Any information collected during such audit will be subject to written confidentiality obligations no less restrictive than those set forth in this Agreement.  Seller may not exercise the rights granted pursuant to this Section 7.11(b) more than once in any calendar year, and any audit may only occur during normal business hours, without material disruption to the business of Buyer, and shall be completed as promptly as practicable and in any event the duration of any such audit may not exceed ninety (90) days from the date on which such independent accounting firm has been provided with all books and records reasonably requested by it.

ARTICLE VIII
TAX MATTERS

Section 8.01.          Allocation of Purchase Price.

(a) Within ninety (90) days after the Closing Date, the Seller shall deliver to Buyer a schedule allocating the Closing Date Amount (together with any other amounts constituting consideration for Tax purposes) among the equity interests of each Transferred Company in a manner consistent with the methodology set forth on Section 8.01(a) of the Disclosure Letter (the “Preliminary Purchase Price Allocation”).

(b) Buyer shall have the right to review and raise any objections in writing to the Preliminary Purchase Price Allocation during the thirty (30) day period after receipt thereof.  If Buyer does not raise any objections in accordance with this Section 8.01(b), Buyer shall be deemed to have agreed to the Preliminary Purchase Price Allocation and the Preliminary Purchase Price Allocation shall be deemed final.  If Buyer raises an objection in writing in accordance with this Section 8.01(b), Buyer and the Seller shall negotiate in good faith to resolve their differences.  If Buyer and the Seller are unable to resolve their differences within thirty (30) days after the commencement of such good faith negotiations (or such longer period as Buyer and the Seller may mutually agree in writing), then the parties shall engage the Accounting Firm to review the Preliminary Purchase Price Allocation and make a determination resolving any disputes with respect thereto, which determination shall be final and binding on Buyer and the Seller.  The fees and expenses of the Accounting Firm shall be allocated between Buyer and the Seller in the manner set forth in Section 2.04(f).

(c) The Preliminary Purchase Price Allocation as finalized pursuant to Section 8.01(b) shall be the “Final Purchase Price Allocation”.  Buyer and the Seller shall cooperate in good faith to update the Final Purchase Price Allocation for any adjustments to the Closing Date Amount (together with any other amounts constituting consideration for Tax purposes), and such updated allocation shall become the Final Purchase Price Allocation.  Except as required by applicable Law, Buyer and the Seller (i) shall (and shall cause their respective Affiliates to) file all Tax Returns in a manner consistent with the Final Purchase Price Allocation and (ii) shall not (and shall cause their respective Affiliates not to) take any position inconsistent with the Final Purchase Price Allocation in any Proceeding related to Taxes.  Any disputes relating to the Final Purchase Price Allocation or otherwise in relation to this Section 8.01(c) shall be resolved in the manner set forth in Section 8.01(b).

Section 8.02.          Transfer Taxes.  Any and all applicable stock transfer, real estate transfer, sales, use, value-added, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the purchase and sale of the Transferred Equity Interests shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Seller; provided that Seller shall bear one hundred percent (100%) of any other Transfer Taxes incurred in connection with the Transactions.  Buyer and the Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, and the party required by applicable Law shall timely pay all Transfer Taxes.  To the extent applicable Law requires the Seller to pay any Transfer Taxes incurred in connection with the purchase and sale of the Transferred Equity Interests, Buyer shall promptly reimburse the Seller for fifty percent (50%) of such Transfer Taxes. To the extent applicable Law requires the Buyer to pay any Transfer Taxes, Seller shall promptly reimburse the Buyer for fifty percent (50%) of such Transfer Taxes incurred in connection with the purchase and sale of the Transferred Equity Interests and one hundred percent (100%) of such other Transfer Taxes incurred in connection with the Transactions. All costs and expenses arising out of compliance with this Section 8.02 in respect of the purchase and sale of the Transferred Equity Interests shall be borne by fifty percent (50%) Buyer and fifty percent (50%) by the Seller; provided that any other costs and expenses arising out of compliance with this Section 8.02 shall be borne one hundred (100%) by the Seller.

Section 8.03.          Tax Indemnification.  The Seller shall be liable for and shall hold Buyer, the Transferred Companies and their respective Affiliates harmless against any Losses in respect of Seller Taxes; provided, however, that the Seller shall not be liable for any Seller Taxes to the extent such Seller Taxes (a) are included in the calculation of Closing Working Capital or Closing Net Debt or (b) result from any actions taken by Buyer or any of its Affiliates (including any Group Company) taken outside the ordinary course of business after the Closing on the Closing Date (other than actions required by this Agreement).  To the extent (i) not taken into account as an asset (or as an offset to a liability) in the calculation of Closing Working Capital or Closing Net Debt, (ii) not required to be paid to a third party pursuant to the R&W Insurance Policy or any other agreement in place as of the Closing, and (iii) not attributable to a Tax attribute arising in a taxable period (or portion thereof) beginning on or after the Closing Date, any refund of Taxes actually received by Buyer, the Transferred Companies or any of their respective Affiliates after the Closing that is, but only to the extent that it is, attributable to any Seller Taxes (or any credit in lieu of such a refund) shall be for the account of the Seller, net of any Taxes and reasonable out-of-pocket costs and expenses incurred in securing or delivering any such refund or credit; provided that if any such refunds or credit delivered to Seller is subsequently disallowed by a Governmental Entity, the Seller shall promptly repay such refund or credit to the Buyer.  The obligations of this Section 8.03 shall survive until sixty (60) days after the expiration of the applicable statute of limitations as extended (or such later date as required by applicable Law).  The procedures and limitations set forth in Section 11.04, Section 11.05 and Section 11.08 shall apply to this Section 8.03, mutatis mutandis; provided, however, to the extent of any conflict between the provisions of this Section 8.03 or Section 8.04 and the provisions of Article XI, the provisions of this Section 8.03 and Section 8.04 (as applicable) shall govern; provided, further, that, following the Closing and without affecting the Buyer’s, the Transferred Companies’ and their respective Affiliates’ rights to indemnification under this Section 8.03, Buyer shall not be required to submit any claim under this Section 8.03 for recovery under the R&W Insurance Policy.

Section 8.04.          Tax Conduct.  Without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed) and except as required by applicable Law or contemplated by this Agreement, to the extent that it could reasonably be expected to result in adverse tax consequences to the Seller or any of its Affiliates (other than any Group Company) or result in a Seller Tax, after the Closing Buyer shall not, and Buyer shall cause its Affiliates (including the Group Companies) not to: (i) make, change or revoke any Tax election of any Group Company for a Pre-Closing Tax Period,  (ii) change an annual Tax accounting period of any Group Company for a Pre-Closing Tax Period, (iii) adopt or change any accounting method of any Group Company for a Pre-Closing Tax Period, (iv) amend, refile or otherwise modify any Tax Return of any Group Company for a Pre-Closing Tax Period, (v) enter into any material closing agreement in respect of any Group Company for a Pre-Closing Tax Period or (vi) settle or compromise any proceeding with respect to any material Tax claim or assessment of any Group Company for a Pre-Closing Tax Period. The obligations of this Section 8.04 shall survive until sixty (60) days after the expiration of the applicable statute of limitations as extended (or such later date as required by applicable Law).

Section 8.05.          Tax Cooperation, Information and Access.  Buyer and the Seller shall (and shall cause their respective Affiliates, agents and representatives to) cooperate in good faith (at the requesting party’s expense) with respect to the preparation and filing of Tax Returns of the Group Companies and the conduct of Proceedings relating to Taxes of the Group Companies.  Buyer shall (and shall cause its Affiliates, agents and representatives to) use reasonable commercial efforts to (i) retain until sixty (60) days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records relevant to any Tax Return of the Group Companies for a Pre-Closing Taxable Period, and (ii) provide within ninety (90) days following the close of the taxable year of the Group Companies ending on the Closing Date an information package reasonably expected to permit the Seller to file any Consolidated Tax Returns that include the Group Companies with respect to a Pre-Closing Tax Period.  Buyer and the Seller shall (and shall cause their respective Affiliates, agents and representatives to) to allow each other (and their respective Affiliates, agents and representatives) to, at the requesting party’s expense and at mutually acceptable times and dates, inspect, review and make copies of such records as the Buyer and Seller may mutually deem reasonably necessary or appropriate.

Section 8.06.          Section 338 Elections.  Buyer and the Seller agree that no election under Section 338(h)(10) of the Code (nor any comparable election under state or local Law) shall be made.  Buyer may make (or cause to be made) the election provided by Section 338(g) of the Code (or any comparable election under state or local Law) with respect to entities located outside of the United States to the extent eligible under applicable Law.

Section 8.07.          Tax Sharing Agreements.  As of the Closing Date, the Group Companies shall terminate all tax sharing agreements or similar agreements with respect to or involving all of them, and none of the Group Companies shall have any obligation thereunder after the Closing Date.

Section 8.08.          Straddle Period Allocation.  In the case of a Straddle Period, the portion of Taxes attributable to such Straddle Period that are allocated to the Pre-Closing Tax Period of such Straddle Period shall be determined as follows: (a) the amount of any Taxes based on or measured by income, gains, or receipts, or any Taxes other than Property Taxes (as defined below), attributable to the Pre-Closing Tax Period of such Straddle Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (determined as if the tax year of each Subsidiary (including any predecessor thereof, and any Person to which such Person is a successor-in-interest thereof) that is a “controlled foreign corporation” within the meaning of Section 957 of the Code ended on the Closing Date); and (b) the amount of any real property, personal property, ad valorem or similar Taxes (“Property Taxes”) attributable to the Pre-Closing Tax Period of such Straddle Period will be deemed to be the total amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, (i) the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and (ii) the denominator of which is the total number of days in such Straddle Period.

Section 8.09.          Tax Treatment of Payments.  Any payment made under Section 2.04 or this Article VIII, and any other relevant payment made pursuant to this Agreement, shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

Section 8.10.          Treasury Regulation Section 1.1502-36(d)(6)(i)(A) Election.  At Buyer’s request, the Seller shall make, cause to be made, or join with Buyer or any of its Affiliates in making an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(A) (and any analogous, comparable or similar provision of state, local or non-U.S. Law) (the “1.1502-36(d)(6)(i)(A) Election”) with respect to the applicable Group Company, in form and substance reasonably satisfactory to Buyer, to the extent necessary to cause no reduction to the Tax attributes of the applicable Group Company upon disposition in accordance with this Agreement.  The Seller shall not make, or cause to be made, an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) or (C) (or any analogous, comparable or similar provision of state, local or non-U.S. Law) without the prior written request of Buyer.  The Seller shall provide Buyer with a copy of the “Section 1.1502-36 Statement” that is to be filed with the applicable U.S. federal income Tax Return in connection with the 1.1502-36(d)(6)(i)(A) Election for Buyer’s review and comment at least ten (10) days prior to filing such Tax Return.

Section 8.11.          Tax Year End; Preparation of Consolidated Tax Returns; Certain Tax Deductions; No Tax Classification Elections.

(a) The parties hereto shall, to the extent permitted under applicable Law, elect to treat the Closing Date as the last day of any taxable period of a Group Company that includes the Closing Date; provided, that no party shall be required to amend any organizational documents, change any financial accounting period, or otherwise take any action other than solely for Tax purposes.

(b) Seller shall cause the common parent of any Consolidated Tax Group to (i) include the income of any Group Company that is a member of such Consolidated Tax Group (including for any such Consolidated Tax Group, any deferred items triggered into income by Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) on such common parent’s Consolidated Tax Returns for all Pre-Closing Tax Periods and pay any Taxes attributable to such income and (ii) for all taxable periods ending on or before the Closing Date, cause any Group Company that is a member of such Consolidated Tax Group to join in such common parent’s Consolidated Tax Return.

(c) Except as expressly contemplated under the Pre-Closing Reorganization, none of the Seller Parties (or any of their respective “regarded tax owners” for U.S. federal income Tax purposes) will make in connection with the Transactions (including the Pre-Closing Reorganization) any election to change its tax classification for U.S. federal income Tax purposes (including to become a “disregarded entity” for U.S. federal income Tax purposes).

ARTICLE IX
EMPLOYEES

Section 9.01.          Transfer of Employees of the Business.  Prior to the Closing, the Seller and its Affiliates shall take such steps as are required to (a) transfer the employment of each Employee of the Business to a Group Company, (b) transfer from the Group Companies to the Seller or one of its Subsidiaries (other than the Group Companies) each individual who is an employee of a Group Company but not an Employee of the Business, and (c) terminate the employment of each Restructured Employee (the “Pre-Closing Transfers/Terminations”).

Section 9.02.          Compensation and Employee Benefits.

(a) Compensation and Employee Benefits Comparability.  For a period of one year following the Closing (the “Continuation Period”), Buyer shall, or shall cause its Affiliates to, provide each Transferred Employee during his or her employment with, or provision of services to, Buyer and its Affiliates (and, with respect to severance, the applicable period thereafter) with (i) a base salary or base wage rate that is no less favorable than that in effect for such Transferred Employee immediately prior to the Closing and (ii) target annual cash bonus opportunities that are each no less favorable than the applicable target opportunity in effect for such Transferred Employee immediately prior to the Closing, (iii) target annual long-term incentive opportunities, and vesting terms and conditions, that are substantially comparable to those provided to other similarly situated employees of Buyer and its Affiliates and severance payments that are no less favorable than the more favorable of the severance payments (A) that such Transferred Employee would have been entitled to if a qualifying termination occurred immediately prior to the Closing Date and (B) provided to similarly situated employees of Buyer and its Affiliates (excluding, after the Closing, the Transferred Employees) at the time of such termination of employment; provided that, the foregoing clause (ii) shall not restrict Buyer and its Affiliates from determining actual bonuses earned by Transferred Employees based on the performance metrics and other terms and conditions applicable to other similarly situated employees of Buyer and its Affiliates and from paying such earned bonuses at the same time, and on the same terms and conditions, as for other similarly situated employees of Buyer and its Affiliates.

(b) During the Continuation Period, Buyer shall, or shall cause its Affiliates to, make available to each Transferred Employee during his or her employment with, or provision or services to, Buyer and its Affiliates (or, where applicable, the applicable period thereafter) the benefit plans, programs and policies that are made available to other similarly situated employees of Buyer and its Affiliates; provided that (x) the value of such benefits shall be substantially comparable in the aggregate to the value of those made available to such Transferred Employee immediately prior to the Closing pursuant to the Business Employee Benefit Plans, as determined by Buyer in its reasonable discretion and (y) in determining the level of participation of such Transferred Employee in such plans, programs and policies (e.g., in computing the paid time-off such employee is entitled to), Buyer and its Affiliates shall use commercially reasonable efforts to credit such Transferred Employee with his or her service with Seller and its Affiliates and their respective predecessors.

(c) Certain Employee-Related Liabilities.  Subject to Section 2.10, Buyer and its Affiliates shall be solely responsible for any statutory or common law termination and severance payments or other separation benefits, any contractual or other severance payments or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto and all related costs) that may become payable to any Employee of the Business arising out of or in connection with the Transactions (except as set forth herein and in the Business Contribution Agreement), including in connection with the objection of any Employee of the Business to the transfer of employment to any Group Company.

(d) Self-Funded Welfare Plans.  Seller or one of its Affiliates shall be responsible for, with respect to any Business Employee Benefit Plan that is a self-insured group welfare benefit plan (including any such plan pursuant to which a stop-loss policy or contract applies) and not an Assumed Benefit Plan, all Liabilities incurred but not reported as of the Closing by participants and former participants of such Business Employee Benefit Plan and each of their eligible dependents and beneficiaries (such Liabilities, the “Business Plan Liabilities”).  To the extent that the Buyer or its Affiliates becomes liable for, or are legally required to pay any Business Plan Liabilities not included in Closing Net Debt, Closing Working Capital or Closing Unpaid Transaction Expenses or IBNR Liability that exceeds the IBNR Liability included in Closing Net Debt, as finally determined in accordance with Section 2.04, Seller shall, or shall cause its Affiliates to, reimburse Buyer as soon as practicable but in any event within thirty (30) days of receipt from Buyer of appropriate verification of such Business Plan Liabilities or IBNR Liability actually paid by the Buyer or its Affiliates.  To the extent that the Seller or its Affiliates becomes liable for, or are legally required to pay any IBNR Liabilities that were included in Closing Net Debt as finally determined in accordance with Section 2.04, Buyer shall, or shall cause its Affiliates to, reimburse the Seller as soon as practicable but in any event within thirty (30) days of receipt from the Seller of appropriate verification of such IBNR Liabilities actually paid by the Seller or its Affiliates.

(e) Welfare Plans.  Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Transferred Employees under the benefit plans in which such Transferred Employees are eligible to participate except to the extent such condition, exclusion or waiting period was applicable prior to the Closing. With respect to the plan year during which the Closing occurs, Buyer shall use commercially reasonable efforts to provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any benefit plan of Buyer or its Affiliates in which such Transferred Employee is eligible to participate following the Closing.

(f) Incentive Compensation.  To the extent any cash incentive compensation that is included in Working Capital has not been paid in full to any Transferred Employee as of the Closing, Buyer shall, or shall cause its Affiliates to, pay such cash incentive compensation to the applicable Transferred Employee in accordance with the terms of the applicable Business Employee Benefit Plan. With respect to each cash incentive compensation plan in which Transferred Employees participate with a performance period that is ongoing as of the Closing, Buyer shall in good faith determine whether to continue such plan for the remainder of the performance period in accordance with its terms or terminate such plan in accordance with its terms, in which case it shall offer the applicable Transferred Employees the opportunity to participate in a cash incentive compensation plan of Buyer and its Affiliates in accordance with Section 9.02(a)(ii).

(g) Vacation and Paid Leave.  Buyer shall, and shall cause its Affiliates to, recognize and assume any Liability with respect to unused vacation time, accrued and unpaid vacation pay and other paid time off for all Transferred Employees (“Accrued Vacation Days”); provided, however, if the Seller and its Affiliates make a payment in settlement of accrued vacation, accrued and unpaid vacation pay or paid time off of any Transferred Employee to the extent required by applicable Law, Buyer shall reimburse the Seller and its Affiliates for such payment upon written request therefor, which written request shall include supporting documentation reasonably acceptable to Buyer, no later than thirty (30) days following receipt of such written request (and Buyer, in turn, shall be entitled to treat such reimbursed amounts as Transferred Employee Severance Costs for purposes of Section 2.10 hereof). Effective as of the Closing, Buyer and its Affiliates shall honor all Accrued Vacation Days for which payout is not made pursuant to the immediately preceding sentence.

(h) Termination of 401(k) Plan.  Prior to the Closing, and notwithstanding any provision herein to the contrary,  the Seller shall, or shall cause the sponsor of the Entertainment One 401(k) Plan (the “401(k) Plan”) to, adopt resolutions for the termination of the 401(k) Plan and/or take such action as necessary for the termination of such 401(k) Plan, effective on or before the Closing Date, including, but not limited to, entering into any required plan amendments and/or restatements required under applicable law.  The Seller shall deliver to Buyer executed copies of the resolutions adopted by the applicable board of directors evidencing the termination of such 401(k) Plan in accordance with the applicable 401(k) Plan documents and applicable Law.  Prior to the termination of the 401(k) Plan, the plan sponsor shall have made all employer contributions to such 401(k) Plan (to the extent required pursuant to such plan) for periods up to and including the Closing Date.  Buyer shall, or shall cause an Affiliate of Buyer to, permit each participant who is a Transferred Employee with an account balance in the 401(k) Plan to roll over any distribution of his or her account balance, which is an “eligible roll over distribution” (as defined in Section 402(c)(4) of the Code), except for Roth accounts and plan loans, into a 401(k) plan of Buyer or an Affiliate of Buyer.

(i) Termination.  Nothing in this Section 9.02 or otherwise in this Agreement limits Buyer’s ability to terminate Transferred Employees at any time for any reason and does not guarantee continuing employment to Transferred Employees.

Section 9.03.          Employee and Benefit Plan Liabilities.  To the extent a Business Employee Benefit Plan is not an Assumed Benefit Plan, then the Seller and its Affiliates (other than a Group Company) shall retain all Liabilities arising out of or related to such Business Employee Benefit Plan, which such Liabilities shall be Excluded Liabilities for all purposes hereunder.  From and after the Closing, the Group Companies shall assume or retain, as applicable, all Liabilities (other than as expressly provided for in this Agreement or which is a Liability or an obligation of Seller under applicable Law) arising out of or relating to each Assumed Benefit Plan and the employment of each Transferred Employee.

Section 9.04.          Labor and Employment Law Matters.

(a) Buyer and the Seller shall, and shall cause their applicable Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with each works council, union, labor board, employee group or representative or Governmental Entity.  Buyer or its applicable Affiliate shall become a party to any Collective Bargaining Agreement with respect to any Transferred Employee whose employment is otherwise subject to a Collective Bargaining Agreement immediately prior to Closing, and shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any Collective Bargaining Agreement with respect to the employment of such Transferred Employee, regardless of whether such Liabilities arise prior to, on or after the Closing.  Buyer shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable Collective Bargaining Agreement to continue to apply.

(b) Buyer and its Affiliates shall be responsible for compliance with all applicable Laws, directives and regulations relating to the Transferred Employees after the Closing, including providing any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state, provincial or local Law that would give rise to mass termination obligations, solely with respect to events occurring after the Closing.  The Seller shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Employees of the Business (regardless of whether such Employees of the Business were employed prior to the Closing by the Group Companies), including providing any required notice under the WARN Act that would give rise to mass termination obligations, solely with respect to events occurring on or before the Closing, and after the Closing with respect to the Restructured Employees.

Section 9.05.          Pre-Closing Transfers. If any Pre-Closing Transfers/Terminations are subject to TUPE, Buyer and Seller shall take, and shall procure that their respective Affiliates shall take, all such actions that may be necessary or reasonably required in order for the Seller, its Subsidiary or any Group Company (as the case may be) to comply with TUPE in connection with such Pre-Closing Transfers/Terminations, including the provision of information and cooperation, in good faith, to facilitate any information and consultation process required under TUPE in a timely fashion prior to the Closing Date. Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Group Companies) against any Losses in respect of any Employee of the Business whose employment is expected to transfer to TUPE in connection with any Pre-Closing Transfer/Terminations arising out of or in connection with (1) any failure by the Seller, any of its Subsidiaries, any Group Company or their respective Affiliates to comply with its obligations under Regulation 13 of TUPE; (2) any claim arising out of any proposal by Seller, its Affiliates or any Group Company to offer any changes to any term or condition of any such employee after the date of the Pre-Closing Transfer/Termination; and (3) their employment by any Group Company on or after the date of the Pre-Closing Transfer other than on terms which are equivalent to those enjoyed immediately prior to the Pre-Closing Transfer, save to the extent this resulted from any actions or inactions of the Buyer and its Affiliates (including the Group Companies) on or after the Closing.

Section 9.06.          Communications.  Prior to the Closing, any employee notices or communication materials (including website postings) from Buyer or its Affiliates to the Employees of the Business, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review and comment of the Seller.

Section 9.07.          Third-Party Beneficiary Rights.  This Article IX is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of the Seller or any of its Affiliates, any Employee of the Business or any Former Employee of the Business who is not a party to this Agreement.  Nothing contained in this Agreement (express or implied) (a) is intended to create or amend, or to require Buyer or its Affiliates to establish or maintain, any particular employee benefit plan or arrangement or (b) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment.  No current or former employee of the Seller or any of its Affiliates, any Employee of the Business or any Former Employee of the Business including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Buyer, the Seller or any of its Affiliates under this Article IX.

ARTICLE X
TERMINATION

Section 10.01.          Termination by the Parties.  This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Seller and Buyer.

Section 10.02.          Buyer Termination.  This Agreement may be terminated by Buyer at any time prior to the Closing, if (a) the Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in the failure of the conditions set forth in Section 5.02(a), (b) or (d) and (ii) is not capable of being cured by the Seller by the Outside Date or, if capable of being cured, shall not have been cured by the Seller on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Buyer’s delivery of written notice to the Seller of such breach or failure to perform, (b) if any of the conditions set forth in Section 5.01 shall have become incapable of fulfillment or (c) if the Closing shall not have occurred on or before the Outside Date; provided that Buyer may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 10.03.          Seller Termination.  This Agreement may be terminated by the Seller at any time prior to the Closing, if (a) Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in the failure of the conditions set forth in Sections 5.03(a) or (b) and (ii) is not capable of being cured by Buyer by the Outside Date or, if capable of being cured, shall not have been cured by Buyer on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following the Seller’s delivery of written notice to Buyer of such breach or failure to perform, (b) any of the conditions set forth in Section 5.01 shall have become incapable of fulfillment, (c) the Closing shall not have occurred on or before the Outside Date; provided, however, that the Seller may only terminate this

Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination the Seller is not in material breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement or (d) (i) all the conditions set forth in Article V shall have been satisfied or, to the extent permitted, waived (other than those conditions that by their nature are to be satisfied at the Closing) and (ii) Buyer fails to consummate the Closing within three (3) Business Days following the date on which the Closing was required to occur pursuant to Section 2.01; provided that any termination of this Agreement by Buyer pursuant to Section 10.02(c) shall be deemed a termination pursuant to this Section 10.03(d) if prior to the time of such termination the conditions of clauses (d)(i) of this Section 10.03(d) have been satisfied.

Section 10.04.          Effect of Termination.

(a) If this Agreement is terminated pursuant to this Article X, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents and their respective successors and assigns (collectively, the “Seller Related Parties” and the “Buyer Related Parties”, respectively)), except that the obligations in Section 6.04(b) with respect to confidentiality and the provisions of Section 6.02 and this Section 10.04, and Article XII (other than Section 12.01 and Section 12.02) will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from Liability incurred or suffered by any other party as a result of any Fraud, willful misconduct or intentional breach of any covenant contained in this Agreement.

(b) Nothing in this Section 10.04 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE XI
INDEMNIFICATION

Section 11.01.          Survival.

(a) Each of the Buyer and the Seller hereby acknowledges and agrees that: (i) the representations and warranties of the parties hereto contained in this Agreement or in any certificate delivered by a party at the Closing, other than the Fundamental Representations, will terminate effective as of the Closing and will not survive the Closing for any purpose, and thereafter there will be no Liability on the part of, nor will any claim be made by, any such party or any of its Affiliates in respect thereof, except with respect to Fraud with respect to the representations and warranties set forth in Article III and Article IV and (ii) the Fundamental Representations shall survive until the earlier of (A) six (6) years from the Closing Date and (B) the date of the expiration of the applicable statute of limitations taking into account any waivers or extensions plus sixty (60) days.

(b) Each of Buyer and Seller (as applicable) is entitled to make a claim for indemnification pursuant to this Article XI until the applicable claim survival date, set forth below:

(i)          all claims in respect of Section 11.02(a), Section 11.02(b) or Section 11.03(b) shall survive until the eighteen (18) month anniversary of the Closing Date; provided that any claim in respect of Section 11.02(b) in respect of a breach of Section 6.01(b)(xviii) shall survive until the later of (i) the eighteen (18) month anniversary of the Closing Date and (ii) the date of the expiration of the applicable statute of limitations taking into account any waivers or extensions plus sixty (60) days;

(ii)         all claims in respect of Section 11.02(c) or Section 11.03(c) shall survive until the eighteen (18) month anniversary of the date upon which the applicable covenant has been fully performed in accordance with its terms; provided that any claim in respect of Section 11.02(c) in respect of a breach of Article VIII shall survive until the later of (i) the eighteen (18) month anniversary of the Closing Date and (ii) the date of the expiration of the applicable statute of limitations taking into account any waivers or extensions plus sixty (60) days;

(iii)        all claims in respect of Section 11.02(f) shall survive until the earlier of (A) six (6) years from the Closing Date and (B) the date of the expiration of the applicable statute of limitations taking into account any waivers or extensions plus sixty (60) days;

(iv)         all claims in respect of Section 11.02(h) shall survive until six (6) years from the Closing Date; and

(v)          all claims in respect of Section 11.02(d), Section 11.02(e) Section 11.02(g) and Section 11.03(a) shall survive indefinitely (subject to any appliable statute of limitations, taking into account any waivers or extensions).

(c) Notwithstanding Section 11.01(b), any claim for indemnification pursuant to this Article XI shall survive the time at which it would otherwise terminate pursuant to Section 11.01(b) if notice of such claim shall have been given to Indemnifying Party in accordance with this Agreement prior to such time of termination.

Section 11.02.         Indemnification by the Seller.  Subject to the provisions of this Article XI, effective as of and after the Closing, the Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Group Companies) (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Buyer Indemnified Parties to the extent arising out of, resulting from or relating to (clauses (a) through (g) below, the “Buyer Indemnities”):

(a) the Pre-Closing Reorganization;

(b) any breach, failure or non-fulfilment of the Seller’s Pre-Closing Covenants;

(c) any breach, failure or non-fulfilment of the Sellers’ Post-Closing Covenants;

(d) the Proceedings pending or threatened in writing against the Seller or any of its Subsidiaries (including the Group Companies) relating to the Business as set forth in Section 11.02(d) of the Disclosure Letter (as updated in accordance with Section 6.04(d));

(e) those outstanding disputes or audit claims and current, outstanding and/or completed audits against or involving the Seller or any of its respective Subsidiaries (including the Group Companies) with respect to the payment of Participations or Residuals under or in connection with the pre-Closing Exploitation of the Entertainment Assets, in each case as set forth in Section  11.02(e) of the Disclosure Letter (as updated in accordance with Section 6.04(d));

(f) any breach of a Fundamental Representation;

(g) the Excluded Liabilities; or

(h) the matters set forth on Section 11.02(h) of the Disclosure Letter.

Section 11.03.          Indemnification by Buyer.  Subject to the provisions of this Article XI, effective as of and after the Closing, Buyer, on a joint and several basis, shall indemnify, defend and hold harmless the Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of, resulting from or relating to (a) the Assumed Liabilities, (b) any breach, failure or non-fulfilment of the Buyer’s Pre-Closing Covenants or (c) any breach, failure or non-fulfilment of the Buyer’s Post-Closing Covenants (the “Seller Indemnities”).

Section 11.04.          Indemnification Procedures.

(a) Procedures Relating to Indemnification of Third Party Claims.

(i)          If any party hereto (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party (it being understood and agreed that Seller is deemed to have received written notice of a claim pursuant to Section 11.02(e) with respect to (A) each dispute, audit claim and audit set forth in Section 11.02(e) of the Disclosure Letter (as updated in accordance with Section 6.04(d) and (B) each Proceeding set forth in Section 11.02(d) of the Disclosure Letter (as updated in accordance with Section 6.04(d)) for which indemnity may be sought under Section 11.02 or Section 11.03, as applicable (a “Third Party Claim”), and such Indemnified Party intends to seek indemnification pursuant to this Article XI, the Indemnified Party shall promptly (and in any event, within thirty (30) days of receipt of written notice of a Third Party Claim) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party.  For clarity, in the event the Indemnifying Party does not so elect to assume the defense of the Indemnified Party against the Third Party Claim, the Indemnified Party shall be entitled to assume such defense with the counsel of its choosing, which shall in no way prejudice its right to indemnification by the Indemnifying Party.

(ii)          So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (A) the Indemnifying Party shall actively pursue such defense in good faith, (B) the Indemnified Party may retain separate co‑counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in the defense of the Third Party Claim (subject to the Indemnifying Party’s right to control such defense), (C) the Indemnified Party shall not file any papers or consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless it, as a condition precedent to entering into such Judgment or settlement, waives any right to indemnity by the Indemnifying Party for all Losses related to such Third Party Claim and (D) the Indemnifying Party shall not compromise or otherwise enter into any Judgment or settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), other than a compromise, Judgment or settlement that (1) is on exclusively monetary terms with such monetary amounts paid by the Indemnifying Party concurrently with the effectiveness of the compromise, Judgment or settlement, (2) does not involve any finding or admission of violation of Law or admission of wrongdoing by the Indemnified Party and (3) provides in customary form, an unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such Third Party Claim.  Notwithstanding the foregoing, in the event the Indemnified Party reasonably concludes based on advice of counsel that the Indemnified Party and the Indemnifying Party have an actual or potential conflict of interest (other than one that is of a monetary nature) or different defenses available with respect to such action, suit or proceeding that would make it inappropriate for the same counsel to represent both parties, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of the Third Party Claim, and the reasonable, documented and out-of-pocket legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party.

(iii)          Notwithstanding the foregoing in this Section 11.04(a), the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim (A) seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages, or (B) seeks a finding or admission of a violation of Law (including any Third Party Claim seeking to impose criminal fines, penalties or sanctions) or any Judgment of a Governmental Entity against the Indemnified Party.

(iv)          Each party hereto shall use commercially reasonable efforts to mitigate Losses from Third Party Claims upon and after becoming aware of any fact, event, circumstance or condition that has given rise to any Losses for which it would have the right to seek indemnification hereunder and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties hereto shall also cooperate in any such defense and give each other reasonable access, upon reasonable prior notice to the other party, to all information relevant thereto, including those employees necessary to assist in the investigation, defense and resolution of the Third Party

Claim, subject, where deemed reasonably necessary by the disclosing party, to the entry into customary joint defense agreements and similar arrangements to protect information subject to attorney work product protection, attorney client privilege or other established legal privilege.  To the extent the Indemnifying Party has not assumed the defense of a Third Party Claim pursuant to Section 11.04(a)(ii), such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Procedures for Non-Third Party Claims.  The Indemnified Party shall notify the Indemnifying Party promptly in writing of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnification pursuant hereto (a “Direct Claim”).  The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim.  The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim.  The Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its professional advisors may reasonably request.  If the Indemnifying Party fails to deliver a written response disputing such claim within such thirty (30) day period, the Indemnifying Party will be deemed to have waived its right to dispute such claim and such claim shall have been deemed to have been agreed to by the Indemnifying Party. Each party hereto shall use commercially reasonable efforts to mitigate Losses from such claims.

Section 11.05.          No Duplication; Determination of Losses.  Notwithstanding anything to the contrary herein, Losses of the Indemnified Party shall be determined without duplication of any other Losses for which an indemnification claim has been made under any other representation, warranty, covenant or agreement, or which have been included or taken into account in the calculation of the Closing Unpaid Transaction Expenses or the adjustments for Closing Net Debt or Closing Working Capital pursuant to this Agreement.  For purposes of determining where there has been a breach of any representation, warranty, covenant, agreement or obligation, and in calculating the amount of any Loss with respect to any such breach, any qualifications in such representation, warranty, covenant, agreement or obligation referencing the terms “substantial”, “material,” “materiality,” “Material Adverse Effect,” “in all material respects” or words of similar import shall be disregarded.

Section 11.06.          Insurance; Reimbursement.

(a) Following the Closing and without affecting the Indemnified Party’s rights to indemnification hereunder, other than for claims based on Fraud or claims for indemnification arising pursuant to Section 11.02 (other than Section 11.02(d) through (f) and Section 11.02(h)), the Indemnified Party agrees to submit claims and to use its reasonable best efforts to collect on any recovery available with respect to any Losses subject to an indemnification claim under all applicable insurance policies (including, but not limited to, the

R&W Insurance Policy but excluding any self-insurance policies), indemnity, contribution or similar provisions covering such Loss to the same extent as it would if such Losses were not subject to indemnification hereunder; provided that the foregoing shall not be interpreted to require the Indemnified Party to engage in any litigation.

(b) For all purposes of this Article XI, no Indemnified Party shall be entitled to indemnification under this Agreement to the extent (but only to the extent) any proceeds are actually received by an Indemnified Party pursuant to any insurance policy (including the R&W Insurance Policy), Contract or otherwise in connection with the facts giving rise to the right of indemnification hereunder (net of (i) any retentions, deductibles or co-insurance amounts paid or incurred by the Indemnified Party under insurance policies (other than the R&W Insurance Policy), (ii) any future increase in any premium as a result of utilizing such insurance policies (other than the R&W Insurance Policy) and (iii) any collection or similar costs or expenses arising out of or in the course of obtaining such recovery) (collectively, “Offsetting Amounts”)).  If a recovery is received by an Indemnified Party with respect to any Losses for which such Person has been indemnified hereunder, then a cash refund equal to the aggregate amount of the recovery (net of any Offsetting Amounts) shall be promptly (and in any event within five (5) Business Days) paid to the applicable Indemnifying Party.

Section 11.07.          Limitations; Knowledge not a Defense.

(a) Except for claims in respect of Section 11.02(g), the Seller shall not be required to indemnify Buyer in respect of any Losses to the extent that the aggregate amount of Losses indemnified by Seller pursuant to this Agreement exceeds the Purchase Price. Except for claims in respect of Section 11.03(a), Buyer shall not be required to indemnify Seller in respect of any Losses to the extent that the aggregate amount of Losses indemnified by Buyer pursuant to this Agreement exceeds the Purchase Price.

(b) All claims in respect of Section 11.02(h) shall be subject to the limitations set forth in Section 11.07(b) of the Disclosure Letter.

(c) In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages or lost profits, in each case that is not reasonably foreseeable, whether based on contract, tort, strict liability, other Law or otherwise, except to the extent that such damages or lost profits are actually payable by the Indemnified Party in connection with a Third Party Claim.

(d) Any right to indemnification pursuant to this Article XI will not be affected by any investigation conducted by Buyer, or any Knowledge of Buyer with respect to the accuracy or inaccuracy of, or compliance with, a representation, warranty, covenant or obligation.

Section 11.08.          Exclusive Remedy.  The Buyer and the Seller acknowledge and agree that, following the Closing, except in cases of Fraud, the indemnification provisions of this Article XI and Section 8.03 shall be the sole and exclusive monetary remedies of the Buyer (and the Buyer Indemnified Parties) and the Seller (and the Seller Indemnified Parties) with respect to any Buyer Indemnities (in the case of the Buyer and the Buyer Indemnified Parties) or Seller Indemnities (in the case of the Seller and the Seller Indemnified Parties); provided that the Parties acknowledge and agree that the R&W Insurance Policy is intended to be a contract between the Buyer and the insurer under the R&W Insurance Policy separate and apart from this Agreement and that, as such, none of the limitations and exceptions set forth in this Article XI shall in any way limit, affect, restrict, modify or impair the ability of the Buyer to make claims under or recover under the R&W Insurance Policy.

Section 11.09.          Tax Treatment.  All payments under this Article XI and Section 8.03 shall be treated as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by applicable Laws.

ARTICLE XII
MISCELLANEOUS

Section 12.01.          No Reliance by Buyer; Own Due Diligence.  Buyer acknowledges and agrees that it (a) is sophisticated and knowledgeable about the industry in which the Group Companies operate and (b) except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, is relying on its own independent investigation, analysis, examination and valuation of the Business, the Group Companies and the Transferred Equity Interests, in effecting the transactions covered by this Agreement and the other Transaction Documents.  Buyer is purchasing the Transferred Equity Interests based solely on the results of the aforementioned inspections and investigations, and not on any representation or warranty of the Seller or any of its Affiliates not expressly set forth in this Agreement or the other Transaction Documents.  In light of these inspections and investigations and the representations and warranties made to Buyer by the Seller herein, Buyer is relinquishing any right to any claim based on any representations and warranties other than those expressly set forth in this Agreement or the other Transaction Documents.

Section 12.02.          Financial Information and Projections; No Other Representations or Warranties.  (a) In connection with Buyer’s investigation of the Business, Buyer has received from the Seller various forward-looking statements regarding the Business and the Group Companies (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”).  Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements, (ii) Buyer is familiar with such uncertainties, (iii) except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements, (iv) except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, Buyer is not relying on any Forward-Looking Statement in any manner whatsoever and (v) except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, with respect to the foregoing, Buyer shall have no claim against the Seller or any of its Subsidiaries.

(b) Except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, the Seller makes no representation or warranty with respect to the reasonableness of the assumptions underlying any Forward-Looking Statement.

(c) Except with respect to the express representations and warranties set forth in this Agreement or the other Transaction Documents, the Seller makes no representation or warranty with respect to any Forward-Looking Statement made (i) in the Management Presentation, (ii) in the Data Room, (iii) in any supplemental due diligence information provided or made available to Buyer, (iv) in connection with Buyer’s discussions with management of the Business, (v) in negotiations leading to this Agreement or (vi) in any other circumstance; except for the representations and warranties contained in Article III or any other Transaction Documents, neither the Seller, the Group Companies nor any other Person on their behalf has made or makes, or shall be deemed to make, and Buyer has not relied upon, any express or implied representation or warranty with respect to this Agreement, any other Transaction Document, the Business, the Seller, the Group Companies, the Transferred Equity Interests, any matter related to them (including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Buyer, its Affiliates or any of their respective representatives by or on behalf of Seller or any of the Group Companies), the Transactions, or any other matter and any other representations and warranties are hereby expressly disclaimed.

(d) Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, except with respect to the express representations or warranties set forth in this Agreement or the other Transaction Documents, no representation or warranty has been made or is being made as to the probable success or profitability of the Group Companies or the Business, the merchantability, suitability or fitness for a particular purpose, or quality, with respect to any tangible assets or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent, and that Buyer has not relied on any such representation or warranty.  Buyer further expressly acknowledges that neither the Seller, any of its respective Affiliates (including the Group Companies) nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Group Companies and the Business or the transactions contemplated by this Agreement not specifically and expressly set forth in Article III or the other Transaction Documents (in each case, as modified by the Disclosure Letter, as applicable).  Buyer agrees that the representations and warranties contained in Article III or the other Transaction Documents by the Seller are in lieu of, and Buyer hereby expressly waives all rights to, any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other statute, including the warranties of merchantability and fitness for a particular purpose.

(e) Buyer further acknowledges and agrees that no representative of the Seller, the Group Companies or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.  Except as expressly set forth in Article III or the other Transaction Documents, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or any of the Business Properties or assets of the Group Companies.

Section 12.03.          To the Knowledge; Buyer Designee.

(a) “To the Knowledge of the Seller” or other references to the “Knowledge” or “awareness” of the Seller or its Subsidiaries means the actual knowledge of those individuals set forth in Section 12.03(a) of the Disclosure Letter, after due inquiry of their respective direct reports.  “To the Knowledge of Buyer” or other references to the “Knowledge” or “awareness” of Buyer or its Subsidiaries means the actual knowledge of those individuals set forth in Section 12.03(b) of the Disclosure Letter, after due inquiry of their respective direct reports.

(b) For the purposes of this Agreement, except as otherwise explicitly stated herein, any action or decision to be taken or made by Buyer collectively under this Agreement may be made by the Buyer Designee, and the Seller shall have the ability to rely on the action of the Buyer Designee as an action of Buyer and any deliverable to be delivered by the Seller to Buyer shall be delivered to the Buyer Designee.

Section 12.04.          Waivers.  At any time and from time to time prior to the Closing, the parties hereto may by written agreement (including by email), (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party hereto under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any condition or compliance with any covenant contained in this Agreement.

Section 12.05.          Modifications and Amendments.  This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto.

Section 12.06.          Assignability, Beneficiaries, Governing Law and Enforcement.  (a) This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the parties hereto, their respective successors and permitted assigns, but this Agreement shall not be assignable by any party hereto without the express written consent of the other parties hereto, which will not be unreasonably withheld, conditioned or delayed; provided that, without obtaining the consent of the Seller, each Buyer may assign its respective rights and obligations hereunder to its Affiliates, any other Buyer, or any Affiliate thereof; provided, further, that any such assignment shall not release the applicable Buyer from its obligations under this Agreement.  Nothing contained herein is intended to confer upon any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.  This Agreement shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity.  Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.06, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

Section 12.07.          Notices.  Any notice, request, instruction or other communication to be given hereunder by any party to the other parties shall be in writing and delivered personally, or sent by postpaid registered or certified mail, or by email (provided confirmation of email receipt is obtained):

if to the Seller, addressed to:

Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861
Attn: Chief Legal Officer

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn:  Daniel J. Cerqueira and Claudia J. Ricciardi

and if to Buyer, addressed to:

c/o Lions Gate Entertainment Inc.
2700 Colorado Ave.
Santa Monica, CA 90404
Attn: Brian Goldsmith and Bruce Tobey

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars
Suite 1600
Los Angeles, CA  90067
Attn: Linda Michaelson

or to such other address for any party as such party shall hereafter designate by like notice.

Section 12.08.          Headings.  The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

Section 12.09.          Counterparts.  This Agreement may be executed in counterparts (any of which counterparts may be delivered by facsimile, portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)), each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be effective as delivery of a manually counterpart of this Agreement.

Section 12.10.          Entire Agreement.  This Agreement, together with the Exhibits and schedules expressly contemplated hereby and attached hereto and the other agreements and certificates delivered in connection herewith, including the other Transaction Documents and any other document or certificate executed and delivered in connection herewith or therewith, the Confidentiality Agreement and the Disclosure Letter, contains the entire agreement between the parties with respect to the Transactions and supersedes all prior agreements or understandings between the parties.  Each of the parties acknowledge that in deciding to enter into this Agreement and the other Transaction Documents and to consummate the transaction contemplated hereby and thereby, none of them has relied upon any statements or representations, written or oral, other than those explicitly set forth herein or therein.

Section 12.11.          Payment of Expenses.  Whether or not Closing takes place, except as otherwise set forth in this Agreement or the other Transaction Documents, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.  Notwithstanding the foregoing, each of Buyer and the Seller shall be responsible fifty percent (50%) of any filing fees and expenses in connection with obtaining any approval under the HSR Act, Competition Act Approval, and approval under any other antitrust or competition Laws or Foreign Investment Laws.

Section 12.12.          Consent to Jurisdiction; Waivers; Agent for Service.

(a) All actions and Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the United States District Court for the Southern District of New York located in the Borough of Manhattan, or the courts of the state of New York located in the Borough of Manhattan, in the event the United States District Court for the Southern District of New York does not have subject matter jurisdiction over the matter at hand.  The parties hereto hereby (i) submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or the courts of the state of New York located in the Borough of Manhattan, in the event the United States District Court for the Southern District of New York does not have subject matter jurisdiction over the matter at hand) for the purpose of any action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the Transactions may not be enforced in or by the above-named court.

(b) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

Section 12.13.          Survival.  The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at Closing or, except as provided in Section 10.04, upon the termination of this Agreement pursuant to Section 10.01, Section 10.02 or Section 10.03, as the case may be, except (i) as contemplated by Section 11.01, (ii) Buyer’s right to make claims against its insurers under the R&W Insurance Policy and (iii) a Party’s ability to bring a claim in the case of Fraud, and provided that this Section 12.13 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or after termination of this Agreement (including the provisions of Section 8.03 and Article XI).

Section 12.14.         Fulfillment of Obligations.  Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 12.15.          Severability.  It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus determined to be invalid or unenforceable, such deletion to apply to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

Section 12.16.          Release.

(a) Except for any claim for Fraud or the obligations of the Seller or any other party hereto under this Agreement, the other Transaction Documents, the Pre-Closing Reorganization, or any transactions or other documents contemplated hereby or thereby or executed in connection therewith, including the Ancillary Agreements, the Reorganization Plan and the Business Contribution Agreement (as defined in the Reorganization Plan), for and in consideration of the execution, delivery and performance of this Agreement by the Seller, effective as of the Closing, each Buyer hereby, on its own behalf and on behalf of its controlled Affiliates (including the Group Companies) and each of their respective successors and assigns absolutely and unconditionally releases, acquits and forever discharges the Seller and its Affiliates (excluding the Group Companies), each of their present and former officers, directors, managers, employees and agents and each of their respective heirs, executors, administrators, successors and assigns (collectively, the “Seller Released Parties”), from any and all costs, expenses, damages, debts, or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from the ownership or operation of the Group Companies, or the assets, business, operations, conduct, services, products or employees (including former employees) of any of the Group Companies (and any predecessors) (including the Business), to the extent related to any period of time prior to, and including, the Closing Date (collectively, the “Seller Released Claims”). Buyer is aware that it may hereafter discover claims or facts in addition to or different from those it now knows or believes to exist, which if it had known, may have affected its decision to execute this Agreement; however, in accordance with the immediately preceding sentence in this Section 12.16(a), Buyer, except in cases of Fraud, hereby settles and releases all of the Seller Released Claims which it had, has or may have against the Seller Released Parties including arising out of such additional or different facts. Buyer represents and acknowledges that (i) it has read this Section 12.16(a) and has been given an opportunity to ask questions of the representatives of the Group Companies and (ii) in signing this release, it does not rely, and has not relied, on any representation or statement not set forth in this Agreement, the other Transaction Documents, the Pre-Closing Reorganization, or any transactions or other documents contemplated hereby or thereby or executed in connection therewith, including the Ancillary Agreements, the Reorganization Plan and the Business Contribution Agreement, in each case, made by any representative of the Group Companies or the Seller with regard to the subject matter, basis or effect of this release.

(b) Except for any claim for Fraud or the obligations of Buyer or any other party hereto under this Agreement or any transactions or other documents contemplated hereby or thereby or executed in connection therewith, including the Ancillary Agreements, the Reorganization Plan and the Business Contribution Agreement and the other Transaction Documents, for and in consideration of the execution, delivery and performance of this Agreement by Buyer, effective as of the Closing, the Seller hereby, on its own behalf and on behalf of its controlled Affiliates (other than the Group Companies) and their respective successors and assigns absolutely and unconditionally releases, acquits and forever discharges Buyer and its Affiliates (including the Group Companies), each of their present and former officers, directors, managers, employees and agents and each of their respective heirs, executors, administrators, successors and assigns (collectively, the “Buyer Released Parties”), from any and all costs, expenses, damages, debts or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from the ownership or operation of the Group Companies, or the assets, business, operations, conduct, services, products or employees (including former employees) of any of the Group Companies (and any predecessors) (including the Business), to the extent related to any period of time prior to, and including, the Closing Date (collectively, the “Buyer Released Claims”).  The Seller is aware that it may hereafter discover claims or facts in addition to or different from those it now knows or believes to exist, which if it had known, may have affected its decision to execute this Agreement; however, in accordance with the immediately preceding sentence in this Section 12.16(a), the Seller, except in the case of fraud, hereby settles and releases all of the Buyer Released Claims which it had, has or may have against the Buyer Released Parties including arising out of such additional or different facts.  The Seller represents and acknowledges that (i) it has read this Section 12.16(a) and has been given an opportunity to ask questions of the representatives of the Group Companies and (ii) in signing this release, it does not rely, and has not relied, on any representation or statement not set forth in this Agreement or any transactions or other documents contemplated hereby or thereby or executed in connection therewith, including the Ancillary Agreements, the Reorganization Plan, the Business Contribution Agreement and the other Transaction Documents, in each case, made by any representative of Buyer or anyone else with regard to the subject matter, basis or effect of this release.

(c) This Section 12.16 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Seller Released Parties and Buyer Released Parties and shall be binding on all successors and permitted assigns of Buyer and the Seller.

Section 12.17.          Legal Representation.

(a) Each of the parties to this Agreement acknowledges and agrees that Cravath, Swaine & Moore LLP, Stikeman Elliott LLP and Mayer Brown International LLP (collectively, “Existing Counsel”) may have acted as counsel for the Seller, the Transferred Companies or their respective Affiliates in connection with the negotiation, documentation and consummation of this Agreement and the Transactions (the “Engagement”).

(b) Each of the parties to this Agreement acknowledges and agrees that all confidential communications between the Seller, the Transferred Companies or their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its Affiliates, and not Buyer or any of its Affiliates (including, after the Closing, the Group Companies), and shall not pass to or be claimed, held, or used by Buyer or any of its Affiliates (including, after the Closing, the Group Companies) upon or after the Closing.  Accordingly, Buyer shall not have access to any such communications, or to the files of Existing Counsel relating to the Engagement, whether or not the Closing occurs.  Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights, (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files related to the Engagement to Buyer or any of its Affiliates (including, after the Closing, the Group Companies) by reason of any attorney-client relationship between Existing Counsel and the Group Companies or otherwise and (iii) Buyer agrees not to disclose, and to cause the Group Companies not to disclose, any attorney-client privileged communication with Existing Counsel related to the Engagement that it may possess to any Person following the Closing, unless compelled to disclose by applicable Law.  If and to the extent that, at any time subsequent to Closing, Buyer or any of its Affiliates (including, after the Closing, the Group Companies) shall have the right to assert or waive any attorney-client privilege related to the Engagement with respect to any communication between the Group Companies or their respective Affiliates and Existing Counsel that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Group Companies) shall be entitled to waive such privilege only with the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Each of the parties to this Agreement acknowledges and agrees that Existing Counsel may continue to represent the Seller and its Affiliates in future matters.  Accordingly, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Group Companies), expressly: (i) consents to Existing Counsel’s representation of the Seller and its Affiliates in any matter, including any post-Closing matter in which the interests of Buyer or its Affiliates (including the Group Companies), on the one hand, and the Seller or its Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Existing Counsel may have previously advised the Seller or its Affiliates and (ii) consents to the disclosure by Existing Counsel to the Seller or its Affiliates of any information learned by Existing Counsel with respect to the Engagement in the course of its representation of the Seller, the Transferred Companies or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Existing Counsel’s duty of confidentiality.

(d) Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Group Companies) further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to the Group Companies by Existing Counsel in connection with the Engagement.

(e) Upon and after the Closing, the Group Companies shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Buyer or the Group Companies to represent such company after the Closing.  Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f) Buyer and the Seller consent to the arrangements in this Section 12.17 and agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 12.17 and not to take or cause their respective Affiliates to take positions contrary to the intent of this Section 12.17.  Buyer and the Seller further agree that Existing Counsel is a third-party beneficiary of this Section 12.17.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

LIONS GATE ENTERTAINMENT CORP.

By
/s/ Bruce Tobey
	Name:	Bruce Tobey
	Title:	EVP and General Counsel

LIONS GATE ENTERTAINMENT INC.

By
/s/ Adrian Kuzycz
	Name:	Adrian Kuzycz
	Title:	President and Secretary

LIONS GATE INTERNATIONAL MOTION PICTURES S.à.r.l.

By
/s/ Chantelle Nunn
	Name:	Chantelle Nunn
	Title:	Director

HASBRO, INC.

By
/s/ Christian P. Cocks
	Name:	Christian P. Cocks
	Title:	Chief Executive Officer

Signature Page

EXHIBIT A

List of Transferred Companies and Material Transferred Subsidiaries

Part I

1.	Entertainment One Holdings USA Inc.
2.	Alliance Films (UK) Limited
3.	Entertainment One UK Limited
4.	Whizz Kid Entertainment Limited
5.	Entertainment One Unscripted TV UK Limited
6.	Entertainment One Benelux B.V.
7.	Entertainment One Ltd.
8.	Entertainment One Australia Holdings Pty Ltd.

Part II

1.	Entertainment One Canada Ltd.
2.	Entertainment One Television International Ltd.
3.	Entertainment One Television Production Ltd.
4.	Entertainment One Limited Partnership
5.	Alliance Films Holdings Inc.
6.	Entertainment One Canada Television Holdings ULC
7.	Earl Street Capital LLC
8.	eOne Features LLC
9.	Sierra Pictures, LLC
10.	Renegade Entertainment, LLC
11.	Deluxe Pictures LLC (d/b/a The Mark Gordon Company)
12.	Entertainment One Reality Productions LLC
13.	Entertainment One Television USA LLC
14.	Momentum Pictures, LLC

Exhibit A

EXHIBIT B

Reorganization Plan

[See Attached]

Exhibit B

EXHIBIT C

Form of Transition Services Agreement

[See Attached]

Exhibit C

EXHIBIT D

Form of Real Estate License Agreement

[See Attached]

Exhibit D

EXHIBIT E

Defined Working Capital Statement

[See Attached]